TABLE OF CONTENTS

Page

CERTAIN TERMS AND CONVENTIONS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	4
SELECTED FINANCIAL DATA	5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	7
REGULATORY RECENT DEVELOPMENTS	24
SIGNATURES	31
FINANCIAL STATEMENTS	32

CERTAIN TERMS AND CONVENTIONS

All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where otherwise specified or required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K:

•	“Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries;
•	“Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;
•	“Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and
•	“Central Bank” means the Central Bank of Brazil.

Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 200 to our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 28, 2023, or our 2022 Form 20-F.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the recently elected government in Brazil, as well as ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of the Brazilian government, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to any ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;

•	Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the United States or the Russian invasion of Ukraine;

•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;

•	Disruptions and volatility in the global financial markets;

•	Costs and availability of funding;

•	Failure or hacking of our security and operational infrastructure or systems;

•	Our ability to protect personal data;

•	Our level of capitalization;

•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;

•	Competition in our industry;

•	Changes in our loan portfolio and changes in the value of our securities and derivatives;

•	Customer losses or losses of other sources of revenues;

•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;

•	Our exposure to Brazilian public debt;
•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

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•	The effectiveness of our risk management policies;

•	Our ability to successfully integrate acquired or merged businesses;

•	Adverse legal or regulatory disputes or proceedings;

•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and

•	Other risk factors as set forth in our 2022 Form 20-F.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this report on Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of operations and our prospects may have changed since that date.

Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only.

Effect of Rounding

Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

About our Financial Information

The reference date for the quantitative information derived from our consolidated balance sheet included in this Form 6-K is as of March 31, 2023 and December 31, 2022 and the reference dates for information derived from our consolidated statement of income are the three-month periods ended March 31, 2023 and 2022, except where otherwise indicated.

Our unaudited interim consolidated financial statements as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022, included at the end of this Form 6-K, are prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB.

Our unaudited interim consolidated financial statements as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022 were reviewed in accordance with International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements.

Please see “Note 30 – Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IFRS issued by the IASB.

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SELECTED FINANCIAL DATA

We present below our selected financial data derived from our unaudited interim consolidated financial statements included in this Form 6-K. Our unaudited interim consolidated financial statements are presented as of March 31, 2023 and December 31, 2022 and for the three-month periods ended March 31, 2023 and 2022 and have been prepared in accordance with IFRS issued by the IASB.

Additionally, we present a summarized version of our Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows in the section “Operating and Financial Review and Prospects.”

The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

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Income Information	For the three-month period ended March 31,		Variation
	2023	2022
(In millions of R$, except percentages and basis points)%
Operating Revenues	36,051	34,565	4.3
Net interest income(1)	21,980	21,234	3.5
Non-interest income(2)	14,071	13,331	5.6
Expected Loss from Financial Assets	(8,172)	(6,216)	31.5
Other operating income (expenses)	(19,642)	(19,187)	2.4
Net income attributable to owners of the parent company	7,355	6,668	10.3
Recurring Return on Average Equity - Annualized - Consolidated (3)	17.6%	18.7%	-110 bps
Return on Average Equity – Annualized - Consolidated(4)	17.3%	17.5%	-20 bps
(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income from insurance contracts and private pension and other income.
(3) The Recurring Return on Average Equity is obtained by dividing the Recurring Result (R$7,466 million and R$7,151 million in the three-month periods ended March 31, 2023 and 2022, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$169,634 million and R$152,840 million in the three-month periods ended March 31, 2023 and 2022, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at annual Stockholders' or Board meetings.
(4) The Return on Average Equity is calculated by dividing the Net Income (R$7,355 million and R$6,668 million in the three-month periods ended March 31, 2023 and 2022, respectively) by the Average Stockholders’ Equity adjusted by the dividends proposed (R$169,634 million and R$152,840 million in the three-month periods ended March 31, 2023 and 2022, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings.

Balance Sheet Information	As of March 31,	As of December 31,	Variation
	2023	2022
	(In millions of R$, except percentages and basis points)%
Total assets	2,388,492	2,321,066	2.9
Total loans and finance lease operations	916,231	909,422	0.7
(-) Provision for expected loss(1)	(53,037)	(52,324)	1.4
Common Equity Tier I Ratio - in %	12.0%	11.9%	10 bps
Tier I Ratio - in %	13.5%	13.5%	-
Total Capital Ratio - in %	15.0%	15.0%	-
(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (815) at 03/31/2023 (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,116) at 03/31/2023 (R$ (2,874) at 12/31/2022). Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details.

Other Information	For the three-month period ended March 31,		Variation
	2023	2022	%
Net income per share – R$ (1)	0.75	0.68	10.3
Weighted average number of outstanding shares - basic	9,791,770,998	9,793,508,148	(0.0)
Total Number of Employees	101,415	100,553	0.9
Brazil	89,497	88,260	1.4
Abroad	11,918	12,293	(3.1)
Total Branches and CSBs – Client Service Branches	4,173	4,215	(1.0)
ATM – Automated Teller Machines (2)	43,184	44,325	(2.6)
(1) Calculated based on the weighted average number of outstanding shares for the period.
(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2022 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2022 Form 20-F.

Results of Operations

The table below presents our summarized consolidated statement of income for the three-month periods ended March 31, 2023 and 2022. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2022 Form 20-F.

Please see our unaudited interim consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the three month period ended March 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	36,051	34,565	1,486	4.3
Net interest income(1)	21,980	21,234	746	3.5
Non-interest income(2)	14,071	13,331	740	5.6
Expected loss from financial assets	(8,172)	(6,216)	(1,956)	31.5
Other operating income (expenses)	(19,642)	(19,187)	(455)	2.4
Net income before income tax and social contribution	8,237	9,162	(925)	(10.1)
Current and deferred income and social contribution taxes	(703)	(2,210)	1,507	(68.2)
Net income	7,534	6,952	582	8.4
Net income attributable to owners of the parent company	7,355	6,668	687	10.3
(1) Includes:
(i) interest and similar income (R$57,246 million and R$36,879 million in the three-month periods ended March 31, 2023 and 2022, respectively);
(ii) interest and similar expenses (R$(39,653) million and R$(24,482) million in the three-month periods ended March 31, 2023 and 2022, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$3,112 million and R$(3,598) million in the three-month periods ended March 31, 2023 and 2022, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,275 million and R$12,435 million in the three-month periods ended March 31, 2023 and 2022, respectively).
(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

Three-month period ended March 31, 2023, compared to three-month period ended March 31, 2022.

Net income attributable to owners of the parent company increased by 10.3% to R$7,355 million for the three-month period ended March 31, 2023, from R$6,668 million for the same period of 2022. This is mainly due to a 68.2%, or R$1,507 million, decrease in current and deferred income and social contribution taxes, and a 4.3%, or R$1,486 million, increase in operating revenues, offset by a 31.5%, or R$1,956 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$746 million, or 3.5%, for the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to increases in the following line items (i) R$20,367 million in interest and similar income, mainly due to increases of R$7,546 million in loan operations income, R$6,096 million in income from securities purchased under agreements to resell and R$4,400 million in financial assets at fair value through other comprehensive income; and (ii) R$6,710 million in income of financial assets and liabilities at fair value through profit or loss. These increases were offset by (i) an increase of R$15,171 million in interest and similar expenses; and (ii) a decrease of R$11,160 million in foreign exchange results and exchange variations in foreign transactions.

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Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 7.2% comparing March 31, 2023 with March 31, 2022, and the nominal appreciation of the real against the U.S. dollar was 16.8% comparing March 31, 2022 with March 31, 2021.

The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$1,276 million for the three-month period ended March 31, 2023, compared to a loss of R$41 million for the same period of 2022.

Considering the fiscal effect on the hedging instruments for our investments abroad and other mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$2,063 million for the three-month period ended March 31, 2023, compared to the same period of 2022.

o	Interest and similar income increased by 55.2% for the three-month period ended March 31, 2023, compared to the same period of 2022, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of credit products, in addition to the positive impact of the increase in the Brazilian base interest rate, or SELIC Rate. As of March 31, 2023, the SELIC Rate was 13.75% per annum compared to 11.75% per annum as of March 31, 2022.
o	Interest and similar expenses increased by 62.0% for the three-month period ended March 31, 2023 compared to the same period of 2022, due to increases in the following items: (i) R$8,585 million in expenses from deposits, especially in time deposits; and (ii) R$5,845 million in expenses from securities sold under repurchase agreements. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our unaudited interim consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 5.6%, or R$740 million for the three-month period ended March 31, 2023 compared to the same period of 2022. This increase was mainly due to (i) a 39.2%, or R$488 million, increase in income from insurance contracts and private pension, due to higher insurance sales, mainly related to group life products, credit life and mortgage insurance products; and (ii) a 3.6%, or R$379 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and acquiring businesses.

The following chart shows the main components of our banking service fees for the three-month period ended March 31, 2023, and 2022:

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Please see “Note 22 – Commissions and Banking Fees” to our unaudited interim consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$1,956 million, or 31.5%, for the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to an increase in expected loss with loan and lease operations of R$1,389 million for the three-month period ended March 31, 2023, compared to the same period of 2022. This increase was due to an increase in our credit portfolio and higher provisions in the Retail Business in Brazil, a result of the increase in origination of unsecured consumer credit products.

Please see “Note 10 — Loan and Lease operations” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio.

o	Non-performing loans: We calculate our 90-day non-performing loan or NPL ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of March 31, 2023, our 90-day NPL ratio was 3.3%, an increase of 30 basis points compared to March 31, 2022. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, which experienced higher delinquency rates, especially in our credit card and vehicle financing portfolios. This was partially offset by a decrease of 20 basis points in the NPL ratio of our companies loan portfolio. In the first quarter of 2023, we recorded sales of active portfolios with no risk retention to unaffiliated companies. From these sales, R$141 million refer to active loans that were more than 90 days overdue, of which R$104 million would still be an active loan portfolio at the end of the period if not sold. Additionally, we sold R$84 million which refer to active portfolios non-overdue or with short delinquency that did not have a material impact on delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of March 31, 2023, our 15 to 90 days NPL ratio was 2.5%, an increase of 40 basis points when compared to March 31, 2022. During this period our 15 to 90-day NPL ratio increased by 40 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its pre-pandemic levels, mainly due to higher delinquency rates in the personal loan, mortgage and vehicle financing portfolios, and increased by 20 basis points in respect of our companies loan portfolio, as of March 31, 2023 compared to March 31, 2022.

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The chart below shows a comparison of both NPL ratios for each quarter as of March 31, 2022, through March 31, 2023:

o	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of March 31, 2023, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 212% compared to a ratio of 232% as of March 31, 2022. This decrease was mainly due to an increase in 90-day NPL, concentrated in the individual segment in Brazil and driven by the expansion of our loan portfolio, especially in the Retail Business segment.

The chart below shows a comparison in the coverage ratios for each quarter as of March 31, 2022, through March 31, 2023:

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Other Operating Income (Expenses) increased by 2.4% to an expense of R$19,642 million for the three-month period ended March 31, 2023, from an expense of R$19,187 million for the same period of 2022. This increase was mainly due to the R$510 million, or 3.0%, increase in our general and administrative expenses for the three-month period ended March 31, 2023. This increase was due to: (i) the effects of our annual collective wage agreement; (ii) the growth in the number of employees; (iii) the increase in profit sharing expenses; (iv) higher expenses with data processing and telecommunications; and (v) higher expenses with depreciation and amortization.

Please see “Note 23 – General and Administrative Expenses” to our unaudited interim consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$703 million for the three-month period ended March 31, 2023, from an expense of R$2,210 million in the three-month period ended March 31, 2022.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad and other, as mentioned in “Net interest income,” which amounted to a gain of R$1,308 million for the three-month period ended March 31, 2023, compared to a gain of R$246 million for the same period of 2022. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$445 million during this period.

Please see “Note 24 – Taxes” to our unaudited interim consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

Segment information is not prepared in accordance with IFRS issued by the IASB but based on BRGAAP. It also includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of extraordinary items from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.

Extraordinary items correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which relevant events are either not related to our core operations or are related to previous fiscal years. The provisions for restructuring are extraordinary items and, as such, do not impact the results and analysis regarding our segment information below.

For more information on our segments, see “Item 4. Information on the Company” in our 2022 Form 20-F and “Note 30 – Segment Information” to our unaudited interim consolidated financial statements.

The table below sets forth the summarized results from our operating segments for the three-month period ended March 31, 2023:

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Summarized Consolidated Statement of Income from January 1, 2023 to March 31, 2023(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	23,614	12,959	877	37,450	(1,399)	36,051
Cost of Credit	(8,181)	(906)	-	(9,087)	915	(8,172)
Claims	(382)	(3)	-	(385)	385	-
Other operating income (expenses)	(10,909)	(4,888)	(369)	(16,166)	(3,476)	(19,642)
Income tax and social contribution	(1,015)	(2,104)	(50)	(3,169)	2,466	(703)
Non-controlling interest in subsidiaries	(23)	(197)	12	(208)	29	(179)
Net income	3,104	4,861	470	8,435	(1,080)	7,355
(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS as issued by the IASB.

Three-month period ended March 31, 2023, compared to the three-month period ended March 31, 2022:

(a)	Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit assignments made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the three-month periods ended March 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Retail Business	For the three-month period ended March 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	23,614	21,164	2,450	11.6
Interest margin	14,406	12,685	1,721	13.6
Non-interest income (1)	9,208	8,479	729	8.6
Cost of credit and claims	(8,563)	(6,833)	(1,730)	25.3
Other operating income (expenses)	(10,909)	(10,257)	(652)	6.4
Income tax and social contribution	(1,015)	(1,305)	290	(22.2)
Non-controlling interest in subsidiaries	(23)	(38)	15	(38.9)
Net income	3,104	2,731	373	13.7
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

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Net income from our Retail Business segment increased by 13.7%, to R$3,104 million for the three-month period ended March 31, 2023, from R$2,731 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$2,450 million for the three-month period ended March 31, 2023, compared to the same period of 2022, due to an increase of 13.6% in interest margin, as a result of the change in the mix of credit products. Moreover, non-interest income increased by 8.6% in the three-month period ended March 31, 2023, compared to the same period of 2022, driven by the increase in commissions and fees, as a result of the increase in acquiring revenues, due to the higher transaction volume from credit cards and higher gains from “flex” products offered as part of our merchant services (advance payment of card receivables by the acquirer), and of the increase in card-issuing activities due to the higher transaction volume related to credit cards. Revenues from insurance also increased, driven by the increase in earned premiums.

Cost of credit and claims increased by R$1,730 million for the three-month period ended March 31, 2023, compared to the same period of 2022, due to an increase in provisions for loan losses, driven by the increased origination in consumer credit and unsecured credit products.

Other operating income (expenses) increased by R$652 million for the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to (i) higher personnel expenses, as a result of our annual collective wage agreement and the increase in the number of employees in the period; and (ii) higher administrative expenses, due to the increase in expenses with data processing and telecommunications, and depreciation and amortization.

Income tax and social contribution for the Retail Business segment, as well as for the Wholesale Business segment and Activities with the Market + Corporation segment, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes decreased mainly as a result of a decrease in income before tax and social contribution.

(b) Wholesale Business

This business segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the three-month periods ended March 31, 2023, and 2022:

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Summarized Consolidated Statement of Income - Wholesale Business	For the three-month period ended March 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	12,959	10,683	2,276	21.3
Interest margin	9,500	7,198	2,302	32.0
Non-interest income (1)	3,459	3,485	(26)	(0.7)
Cost of credit and claims	(909)	(524)	(385)	73.5
Other operating income (expenses)	(4,888)	(4,496)	(392)	8.7
Income tax and social contribution	(2,104)	(1,771)	(333)	18.8
Non-controlling interest in subsidiaries	(197)	(238)	41	(17.3)
Net income	4,861	3,654	1,207	33.0
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 33.0%, to R$4,861 million for the three-month periods ended March 31, 2023 from R$3,654 million for the same period of 2022. These results are explained as follows:

Operating revenues: increased by R$2,276 million, or 21.3%, for the three-month period ended March 31, 2023 compared to the same period of 2022, due to an increase of 32.0% in the interest margin, driven by the higher margin of liabilities recorded during the period and the increase in commissions and fees driven by higher fund management gains. As of March 31, 2023, we participated in 37 local operations, which included debentures and promissory notes issuance, as well as securitization transactions, totaling R$9.6 billion, ranking first in volume and in number of operations pursuant to a ranking published by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA). In the equity markets, we ranked first in number of operations, participating in five operations (including Block Trades), and third in volume with R$1.4 billion, both in Dealogic´s ranking, as of March 31, 2023. We also provided financial advisory services for three M&A transactions in Brazil, totaling R$7.4 billion and were ranked seventh place in number of M&A deals and second place in volume in Dealogic’s ranking, as of March 31, 2023.

Cost of credit and claims increased by R$385 million for the three-month period ended March 31, 2023 compared to the same period of 2022, due to the increase in the provision for loan losses in Latin America, as a result of the slowdown in the growth of our credit portfolio and exchange variations, especially in Chile.

Other operating income (expenses) increased by R$392 million for the three-month period ended March 31, 2023, compared to the same period of 2022, mainly due to (i) higher personnel expenses as a result of the effects of the annual collective wage agreement, as well as the higher number of employees in the period, and (ii) the increase in administrative expenses due to higher expenses with data processing and telecommunications.

Income tax and social contribution for this business segment, as well as for the Retail Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

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(c)       Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the three-month periods ended March 31, 2023, and 2022:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the three-month period ended March 31,		Variation
	2023	2022	R$ million	%
	(In millions of R$)
Operating revenues	877	1,188	(311)	(26.2)
Interest margin	786	1,163	(377)	(32.4)
Non-interest income (1)	91	25	66	260.6
Other operating income (expenses)	(369)	(36)	(333)	915.5
Income tax and social contribution	(50)	(103)	53	(51.9)
Non-controlling interest in subsidiaries	12	(73)	85	(116.3)
Net income	470	976	(506)	(51.9)
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment decreased by R$506 million, or 51.9%, for the three-month periods ended March 31, 2023, compared to the same period of 2022. We recorded a decrease in interest margin, mainly in our banking book.

Income tax and social contribution for this segment, as well as for the Retail Business and Wholesale Business segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly due to a decrease in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of March 31, 2023 and December 31, 2022. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

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Summarized Balance Sheet - Assets	As of		Variation

	March 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Cash	33,007	35,381	(2,374)	(6.7)
Financial assets at amortized cost	1,618,424	1,578,789	39,635	2.5
Compulsory deposits in the Central Bank of Brazil	125,785	115,748	10,037	8.7
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	518,989	494,397	24,592	5.0
Loan and lease operations portfolio	916,231	909,422	6,809	0.7
Other financial assets	108,657	109,909	(1,252)	(1.1)
(-) Provision for Expected Loss	(51,238)	(50,687)	(551)	1.1
Financial assets at fair value through other comprehensive income	133,797	126,748	7,049	5.6
Financial assets at fair value through profit or loss	482,502	464,682	17,820	3.8
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	59,962	55,821	4,141	7.4
Tax assets	60,800	59,645	1,155	1.9
Total assets	2,388,492	2,321,066	67,426	2.9

March 31, 2023, compared to December 31, 2022.

Total assets increased by R$67,426 million, as of March 31, 2023, compared to December 31, 2022, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$39,635 million, or 2.5%, as of March 31, 2023, compared to December 31, 2022, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost, compulsory deposits in the Central Bank of Brazil, and loan and lease operations portfolio.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$24,592 million, or 5.0%, as of March 31, 2023 compared to December 31, 2022, mainly due to increases of: (i) R$20,248 million in securities purchased under agreements to resell; and (ii) R$8,830 million in securities mainly in corporate securities, especially in rural product note (Cédula do Produtor Rural) and debentures.

Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell” and “Note 9 - Financial assets at amortized cost – Securities” to our unaudited interim consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$6,809 million, or 0.7%, as of March 31, 2023, compared to December 31, 2022, mainly due to the increase of R$6,684 million in foreign loans – Latin America, due to the exchange variation. The increase of R$3,867 million in our individuals loan portfolio, was due to increases of R$3,474 million in mortgage loans; and R$2,995 million in personal loan; which were partially offset by the seasonal decrease of R$4,601 million in credit cards as holders tend to use their cards less in the first quarter.

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Loan and Lease Operations, by asset type	As of		Variation

	March 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Individuals	403,970	400,103	3,867	1.0
Credit card	131,254	135,855	(4,601)	(3.4)
Personal loan	56,940	53,945	2,995	5.6
Payroll loans	75,184	73,633	1,551	2.1
Vehicles	32,054	31,606	448	1.4
Mortgage loans	108,538	105,064	3,474	3.3
Corporate	138,467	139,268	(801)	(0.6)
Micro/Small and Medium Businesses	161,955	164,896	(2,941)	(1.8)
Foreign Loans Latin America	211,839	205,155	6,684	3.3
Total Loan operations and lease operations portfolio	916,231	909,422	6,809	0.7

Please see “Note 10 – Loan and Lease Operations” to our unaudited interim consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of March 31, 2023 and December 31, 2022. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation

	March 31, 2023	December 31, 2022	R$ million	%
	(In millions of R$)
Financial Liabilities	1,889,669	1,836,690	52,979	2.9
At Amortized Cost	1,801,332	1,755,498	45,834	2.6
Deposits	914,834	871,438	43,396	5.0
Securities sold under repurchase agreements	294,095	293,440	655	0.2
Interbank market funds, Institutional market funds and other financial liabilities	592,403	590,620	1,783	0.3
At Fair Value Through Profit or Loss	84,406	77,508	6,898	8.9
Provision for Expected Loss	3,931	3,684	247	6.7
Insurance contracts and private pension	239,232	233,126	6,106	2.6
Provisions	19,598	19,475	123	0.6
Tax liabilities	6,802	6,773	29	0.4
Other liabilities	51,672	47,895	3,777	7.9
Total liabilities	2,206,973	2,143,959	63,014	2.9
Total stockholders’ equity attributed to the owners of the parent company	171,550	167,717	3,833	2.3
Non-controlling interests	9,969	9,390	579	6.2
Total stockholders’ equity	181,519	177,107	4,412	2.5
Total liabilities and stockholders' equity	2,388,492	2,321,066	67,426	2.9

 Total liabilities and stockholders’ equity increased by R$67,426 million, as of March 31, 2023, compared to December 31, 2022, mainly due to an increase in deposits. These results are detailed as follows:

Deposits increased by R$43,396 million as of March 31, 2023, compared to December 31, 2022, mainly due to an increase of R$45,616 million in time deposits, due to the commercial strategy for this product in the Retail Business segment.

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Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$1,783 million, or 0.3%, as of March 31, 2023 compared to December 31, 2022, mainly due to an increase of R$11,646 million in interbank market funds, offset by a decrease of R$9,846 million in other financial liabilities.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our unaudited interim consolidated financial statements for further details.

Financial liabilities at fair value through profit or loss increased by R$6,898 million, or 8.9%, as of March 31, 2023 compared to December 31, 2022, mainly due to an increase of R$6,711 million in derivatives.

Please see “Note 6 – Derivatives” to our unaudited interim consolidated financial statements for further details.

Capital Management

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortium administrators (administradoras de consórcio), payment institutions, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards.

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	As of March 31,	As of December 31,
	2023	2022
	(In R$ million, except percentages)
Available capital (amounts)
Common Equity Tier I (CET I)	150,873	147,781
Tier I	169,787	166,868
Total capital	188,752	185,415
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,260,433	1,238,582
Risk-based capital ratios as a percentage of RWA
Common Equity Tier I ratio (%)	12.0%	11.9%
Tier I ratio (%)	13.5%	13.5%
Total capital ratio (%)	15.0%	15.0%
Additional CET I buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.5%	2.5%
Countercyclical buffer requirement (%)²	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET I specific buffer requirements (%)	3.5%	3.5%
1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

2) The countercyclical capital buffer is fixed by the Financial Stability Committee and currently is set to zero.

As of March 31, 2023, our Total Capital reached R$188,752 million, an increase of R$3,337 million compared to December 31, 2022. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of Risk Weighted Asset, or RWA) remained at 15.0%, mainly due to the result from the increase in assets weighted by credit risk and prudential and equity adjustments.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of March 31, 2023, our Fixed Assets Ratio reached 20.4%, which presents a buffer of R$55,827 million.

Our Tier I ratio remained stable in relation to December 31, 2022. The main changes were: the increase in the result of the period, offset by the growth in the loan portfolio and prudential and equity adjustments.

Please see “Note 32 – Risk and Capital Management” of our unaudited interim consolidated financial statements for further details about regulatory capital.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort.

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Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the average of the three-month period ended on March 31, 2023, and NSFR as of March 31, 2023.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

	Three-months period ended,
Liquidity Coverage Ratio	March 31, 2023	December 31,2022
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA)[1]	331,477	325,269
Cash Outflows[2]	372,052	361,902
Cash Inflows[3]	167,503	164,104
Total Net Cash Outflows	204,549	197,798
LCR%	162.1%	164.4%
(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of March 31, 2023, was 162.1% and, accordingly, above the Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF).

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

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	As of March 31,	As of December 31,
Net Stable Funding Ratio	2023	2022
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	1,203,787	1,151,750
Total Required Stable Funding (RSF)²	933,834	922,395
NSFR (%)	128.9%	124.9%
(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of March 31, 2023, our ASF totaled R$1,203.8 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$933.8 billion, particularly due to loans and financings with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

As of March 31, 2023, our NSFR was 128.9% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: (i) cash and deposits on demand, (ii) funded positions of securities purchased under agreements to resell and (iii) unencumbered government securities.

The following table presents our operational liquidity reserve as of March 31, 2023 and 2022:

Operational Liquidity Reserve	As of March 31,		2023 Average Balance(1)
	2023	2022
	(In millions of R$)
Cash	33,007	42,722	36,070
Securities purchased under agreements to resell – Funded position (2)	62,228	32,618	49,912
Unencumbered government securities (3)	188,182	145,617	172,104
Operational reserve	283,417	220,957	258,086
(1) Average calculated based on audited financial statements.
(2) Net of R$ 7,152 (R$ 4,792 at 03/31/2022), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.
(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see “Note 15 – Deposits” to our unaudited interim consolidated financial statements for further details about funding.

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Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the three-month period ended March 31, 2023, were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures in the three-month period ended March 31, 2023, and in the year ended December 31, 2022:

	Three-month period ended	For the year ended
Capital Expenditures	March 31, 2023	December 31, 2022
	(In millions of R$, except percentages)
Fixed Assets	472	2,727
Fixed assets under construction	206	905
Land and buildings	0	8
Improvements	23	56
Installations, furniture and data processing equipment	236	1,710
Other	7	48
Intangible Assets	1,769	5,768
Goodwill	585	-
Software acquired or internally developed	1,079	4,727
Other intangibles	105	1,041
Total	2,241	8,495

Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of March 31, 2023. The information described is derived from our unaudited interim consolidated financial statements as of and for the three-month period ended March 31, 2023. As of the date of this Form 6-K, there has been no material change in our capitalization since March 31, 2023.

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Capitalization	For the three-month period ended March 31, 2023
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	513,054	100,995
Securities sold under repurchase agreements	264,827	52,131
Structured notes	1	0
Derivatives	52,372	10,309
Interbank market funds	147,347	29,005
Institutional market funds	16,514	3,251
Other financial liabilities	152,463	30,012
lnsurance contracts and private pension	434	85
Provisions	6,071	1,195
Tax liabilities	1,246	245
Other Non-financial liabilities	47,506	9,352
Total	1,201,835	236,582
Long-term liabilities
Deposits	401,780	79,091
Securities sold under repurchase agreements	29,268	5,761
Structured notes	60	12
Derivatives	31,200	6,142
Interbank market funds	158,886	31,277
Institutional market funds	112,851	22,215
Other financial liabilities	5,115	1,007
lnsurance contracts and private pension	238,798	47,007
Provision for Expected Loss	3,931	774
Provisions	13,527	2,663
Tax liabilities	5,137	1,011
Other Non-financial liabilities	4,165	820
Total	1,004,718	197,779
Income tax and social contribution - deferred	419	82
Non-controlling interests	9,969	1,962
Stockholders’ equity attributed to the owners of the parent company (2)	171,550	33,770
Total capitalization (3)	2,388,492	470,176
BIS ratio (4)	15.0%
(1) Convenience translation at 5.080 reais per U.S. dollar, the exchange rate in effect on March 31, 2023.		5.08
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,841,289,314 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended March 31, 2023.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments that are described in “Note 13 – Fixed assets,” “Note 14 – Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements.

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REGULATORY RECENT DEVELOPMENTS

We are subject to the regulation and supervision of various regulatory entities in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impacts our growth strategies. Below we describe the main public consultations, resolutions, rules, or laws that are currently in force in the Brazilian legal system, with which we are required to comply. In addition, we are also subject to the regulations described in “Item 4B. Business Overview - Supervision and Regulation” of our 2022 Form 20-F.

We describe below the material regulatory developments applicable to us that took place during the three-month period ended March 31, 2023 and through the date of this Form 6-K.

Central Bank regulates partnerships and outsourcing services established within PIX

On February 17, 2023, the Central Bank published Resolution No. 293, which establishes additional rules for partnerships and outsourcing arrangements established within PIX (Central Bank’s instant payments system) by market participants, which were previously defined in Central Bank Resolution No. 269, issued on December 1, 2022. Both rules amended Central Bank Resolution No. 1, which establishes the regulations for the PIX payment scheme.

Central Bank Resolution No. 269, among other amendments, introduced the definition of “partnerships” within the PIX scheme as a commercial relationship between two or more institutions directly participating in the PIX scheme and “outsourcing” as a relationship between a participating institution and a non-participating private agent. Central Bank Resolution No. 269 also explicitly prohibits PIX related outsourcing arrangements in two cases: (i) when the third party offers transactional accounts (i.e., current or payment accounts, among other types as defined by Central Bank Resolution No. 1, of 2020, which establishes the PIX regulations); and (ii) when the third party does not hold a transactional account but initiates payment transactions through an account provided by a participating institution.

The first type of outsourcing is expressly forbidden because the agent that holds a transactional account and wishes to offer PIX to its customers must necessarily be a PIX participant, going through the adhesion process, which includes the performance of software homologation tests and the evaluation of the requirements for user experience, rather than relying on another direct PIX participant to offer PIX transactions to its client-base.

Through Resolution No. 293, the Central Bank defined a transition regime for institutions that implemented the first type of restricted outsourcing arrangement, applicable to institutions with agreements in effect as of December 1, 2022, provided they submit a request to join the PIX scheme as a direct participant by May 31, 2023. With the transition regime, such agents may, exceptionally, maintain the PIX offering to their clients through an outsourcing arrangement executed with a PIX participant for the duration of the adhesion process.

Regarding the second type, the rule simply reiterates the regulatory impediment that payment initiation service providers, or PISPs, carry out their activities without the required authorization to operate from the Central Bank and mandatory participation in Open Finance.

The changes introduced by Central Bank Resolution No. 269 mentioned herein, as well as the entirety of Central Bank Resolution No. 293, entered into effect on March 1, 2023.

Central Bank improves implementation requirements to the Open Finance process

On February 27, 2023, the Central Bank published Resolution No. 294, which amended Central Bank Resolution No. 32, of October 29, 2020, and established technical requirements and operational procedures for the Open Finance implementation in Brazil. The main change introduced by the new rule is related to the scope of the monitoring function assigned to the governance structure responsible for implementing Open Finance.

The rule also improves definitions regarding the directory of Open Finance participants and the responsibility for managing their information, formally establishing the need for prior consent from the Central Bank in case of exclusion of a participating institution from the ecosystem or exclusion of a participation modality.

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On the same date, the Central Bank also published Resolution No. 295, which exempts from mandatory participation in the Open Finance ecosystem institutions that (i) do not hold accounts that can be freely used by their clients through electronic channels; (ii) do not have individuals, microentrepreneurs and small companies as clients, as defined in Supplementary Law No. 123, of December 13, 2006; (iii) offer unblocked accounts (contas de livre movimentação) only to a specific and limited set of individual clients, such as their own employees, and other cases in which their participation is not able to bring customers significant benefits in the light of the objectives and principles of Open Finance; or (iv) provide their clients with access to electronic channels to operate their accounts only in contingency situations.

Unlike the previous criteria of exemption, which was automatic, the Open Finance participation waivers introduced by Resolution No. 295 will require prior approval by the Central Bank.

Resolutions Nos. 294 and 295 entered into effect on April 1, 2023.

Central Bank establishes guidelines for acceptance of Bank Credit Certificates as collateral for the issuance of Financial Liquidity Lines

On March 3, 2023, the Central Bank defined basic guidelines, through Central Bank Vote No. 40/2023, for the acceptance of Bank Credit Certificates (Cédulas de Crédito Bancário, or CCBs) as eligible collateral in the context of the issuance of Financial Liquidity Lines (Linhas Financeiras de Liquidez, or LFL) by the Central Bank.

The LFL were established by the Central Bank in 2021, as a structural measure to improve its operational framework for the purposes of supplying liquidity to the National Financial System, whether in response to market-wide dysfunctions or specific problems in some institutions. Currently, the only assets eligible to be offered as collateral are debentures and commercial certificates.

The definition of guidelines, approved by Central Bank Vote No. 40/2023, aims to direct and coordinate the market for the developments necessary for effective operation as of the first quarter of 2024. In summary, book-entry and notarial CCBs deposited in Central Depositaries of financial assets will be eligible as collateral for LFLs. The admissibility rules will be similar to those of the Special Temporary Liquidity Line for the Acquisition of Financial Bills Guaranteed by Financial Assets (Linha Temporária Especial de Liquidez para Aquisição de Letra Financeira com Garantia em Ativos Financeiros, or LTEL-LFG), whose criteria will be determined based on the information provided by the Credit Information System (Sistema de Informações de Crédito, or SCR). The Central Bank will also define the eligible modalities of credit and the phasing in of the production of these modalities.

The incorporation of CCBs as eligible collateral assets in the LFL is a structural measure in the LFL evolution agenda. With the evolution, the Central Bank will seek to deepen the use of the LFL to allow the structural reduction of compulsory deposits. These changes are expected to be implemented in the first quarter of 2024.

Central Bank announces guidelines for the pilot project of its digital currency, the “Real Digital”

On March 6, 2023, the Central Bank reviewed the guidelines applicable to its proposed digital currency, the Real Digital, through Vote No. 31/2023.

Some relevant guidelines applicable to the project include (i) that tokenized assets will follow their respective regulatory regimes, so as not to generate asymmetry between the current and tokenized forms of these assets; (ii) the emphasis on the design of a distributed ledger technology, or DLT, that enables the registration of assets of various natures and the incorporation of technologies with smart contracts and programmable currency; and (iii) total adherence to the regulations concerning secrecy, data protection, and anti-money laundering.

In line with the updated guidelines, the pilot project began in March 2023, with the first tests of a platform for operations with the “Real Digital”, a collaborative environment for testing and developing of the solution.

Additionally, on April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot project of the “Real Digital” and institutes the Executive Management Committee of the “Real Digital” platform.

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Pursuant to Resolution No. 315, the number of participants in the pilot project is limited to up to 10 institutions subject to Central Bank supervision, such as us, selected according to criteria and procedures set forth in the regulation. The Executive Committee received proposals from entities interested in participating in the pilot project. The rule also provides that the Executive Committee of the pilot project could expand the list of selected participants to up to 20 candidates, if necessary. Institutions authorized to operate by the Central Bank that necessarily have the capacity to test, based on their corresponding business model, transactions involving the issuance, redemption or transfer of financial assets, as well as executing the simulation of financial flows resulting from trading events, when applicable to financial assets subject to the test, were allowed to participate in the pilot project. On May 24, 2023, the regulator disclosed a list of 14 selected participants, which included us. Adhesion will be formalized through the execution of a Term of Participation and the submission of a proposal to the Central Bank. The Central Bank will begin incorporating participants into the Real Digital Pilot platform by mid-June 2023.

Resolution No. 315 also establishes that, during the conduction of the pilot project, a forum will be created for the exchange of information and adequate orientation of the expectations in relation to the development of the “Real Digital” platform and the proposed tests.

Central Bank Resolution No. 315 entered into effect on April 28, 2023.

Central Bank approves changes in the local rules applicable internal ratings-based approach for credit risks established in Basel III

On March 16, 2023, the Central Bank issued Resolution No. 303, which provides for changes in the calculation of the capital requirement related to credit risk exposures calculated through the internal ratings-based, or IRB, approach (RWACIRB). This new rule is in accordance with the best practice recommendations of the Basel Committee on Banking Supervision, or BCBS, inserted in the set of recommendations known as "Basel III" and will replace Central Bank Circular No. 3,648, issued on March 4, 2013.

The Central Bank expects that the new framework of IRB approaches will be more robust and limit the variability of the capital requirement among the institutions that eventually adopt them. To this end, Resolution No. 303 introduces limits for some parameters, reduces the set of portfolios eligible to the IRB approaches and introduces several improvements to the applicable prudential regulation, including flexibility in the application process for the use of the IRB approaches, which now allows partial adoption by the institution, for specific portfolios.

The rule is applicable to financial institutions classified in segments S1, such as us, and S2, according to classifications issued by the Central Bank for the purposes of the proportional application of prudential regulation according to systemic risk. Currently, none of the institutions included in these segments, including us, uses IRB approaches, whose adoption is optional and subject to prior approval by the Central Bank.

Resolution No. 303 will enter into effect on July 1, 2023.

Central Bank introduces changes to the Pillar 3 Report

On March 23, 2023, the Central Bank issued Resolution No. 306, in order to alter several prudential rules to include in their scope of application regulatory conglomerates (conglomerados prudenciais) led by payment institutions.

Among such adjustments, this rule also updated Central Bank Resolution No. 54, issued on December 16, 2020, which establishes the disclosure of Pillar 3 report and is applicable to regulatory conglomerates led by financial institutions, such as ours.

Among other changes, two new topic sections were included in the Pillar 3 report. The first deals with the comparison between the RWA, amounts calculated through the standard approach and through the IRB approaches, and the second with the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect.

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Resolution No. 306 will enter into effect on July 1, 2023.

Central Bank issues regulations on the registration and centralized deposit of real estate receivables

On March 28, 2023, the Central Bank issued Resolution No. 308, which regulates the activities of registration and centralized deposit of real estate receivables associated with real estate projects.

The intention is to enable, at the discretion of the market participants, the use of the services provided by the registering entities and central depositaries and the structure of the systems managed by these institutions improve the management process of real estate receivables and the broader and more transparent access to the receivables agendas by potential financiers, which could contribute to the access to better credit conditions for developers and subdivision owners.

The rule also details the procedures applicable to registration entities and central depositaries so they may obtain a specific authorization from the Central Bank to operate with real estate receivables.

Resolution No. 308 came into effect on May 2, 2023, although provisions regarding interoperability between different registration entities and central depositaries have a specific implementation schedule.

Central Bank issues new rule on accounting standards

On March 28, 2023, the Central Bank issued Resolution No. 309, in accordance with the recent efforts from the regulator to adjust the accounting standard for institutions regulated by the Central Bank in line with international pronouncement “IFRS 9 – Financial Instruments” issued by the IASB, applying to the individual statements of financial institutions operating in Brazil. These concepts have already been applied to consolidated financial statements.

This new rule establishes accounting procedures to (i) define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; (ii) define the methodology for determining the effective interest rate of financial instruments; (iii) establish parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk; and (iv) detail the information on financial instruments to be disclosed in explanatory notes.

Accordingly, the changes provided aim to introduce a methodology for determining the effective interest rate of financial instruments that reflect the actual rate of return on these instruments in the financial statements, as well as provide new parameters for constituting an allowance for expected losses associated with the credit risk of financial instruments, which, for the purposes of Resolution No. 309, has the loss incurred as one of its components.

Resolution No. 309 will come into effect on January 1, 2025.

CMN overhauls the regulatory regime applicable to credit derivatives

On April 20, 2023, the National Monetary Council, or CMN, issued Resolution No. 5,070, which overhauled the rules governing the performance of credit derivative operations by financial institutions and other institutions authorized to operate by the Central Bank. Through the new resolution, the CMN seeks to adapt Brazilian regulations to the innumerous changes the market has undergone internationally since the publication of the previous rule applicable to such operations, CMN Resolution No. 2,933, in 2002.

The new rules have been studied by the Central Bank since 2015 and incorporate several suggestions from interested market participants, which contributed to the final format of the regulation through Public Consultation No. 84 in 2021.

27

The regulation considers two types of credit derivative: the credit default swap, or CDS, and the total return swap, or TRS. In both types, the counterparty defined in the rule as the receiver of the risk sells protection against the credit risk of one or more reference entities to the counterparty defined as transferring the risk.

Additionally, the main changes provided in the new regulation include: (i) the updating of the list of institutions able to act as a counterparty receiving credit risk in transactions carried out with financial institutions, which now incorporates non-financial entities (such as insurance companies, pension entities and investment funds, among others), provided that they meet the requirements established by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) to be classified as a professional investor; (ii) the possibility of specifying credit indices, asset indices, baskets or reference portfolios as reference entities and obligations of the credit derivatives; (iii) the permission for the performance of credit derivatives with financial flows denominated or referenced in currency or price indices other than those denominating or indexing the reference obligation; (iv) the permission for credit derivatives to have reference obligations of lower liquidity, as long as their pricing methodology complies with the rules contained in the regulatory framework applicable to derivatives; (v) the expansion of the list of institutions able to act as suppliers of quoted values for the reference obligations, including regulatory or self-regulatory entities and international trading platforms; and (vi) flexibilization of the requirement for maintaining ownership of the reference obligation by the counterparty transferring the risk, which will now be mandatory only in cases where the reference obligation is one or more credit or leasing transactions.

The new rule also established several formal adjustments, updating defined terms, designations, informational requirements of the contracts and types of credit events that may be contracted, in line with the standards proposed by the International Swaps and Derivatives Association, or ISDA.

The Central Bank´s expectation is that the new rule, which incorporates international practices, standards and concepts, will serve as an inductive element for the development of the credit derivatives market in Brazil, offering more appropriate conditions for the pricing and management of credit risk and contributing to the expansion of long-term credit in Brazil, in all its forms.

Resolution No. 5,070 will enter into effect on June 1, 2023.

Provisional Measure changes tax rules for Brazilian individuals who hold foreign investments

On April 30, 2023, the Brazilian Federal Government issued the Provisional Measure No. 1,171, which changed the rules applicable to the taxation of Brazilian individuals that hold investments in foreign jurisdictions, also establishing a specific tax regime to trusts.

According to Provisional Measure No. 1,171, from January 2024 onwards, the earnings from capital invested abroad, derived from financial investments, profits and dividends from controlled entities and assets and rights held in trusts will be subject to the assessment of the Income Tax at the rates varying from zero to 22.5%, as follows: (i) zero, over the earnings up to BRL 6,000; (ii) 15%, over the earnings that exceed BRL 6,000 and do not surpass BRL 50,000; and (iii) 22.5% over the earnings above BRL 50,000.

Specifically in the case of financial investments held abroad, the earnings registered abroad will be offered to taxation in the Annual Income Tax Returns of the individual at the rates provided above (separately from the other earnings), considering the period in which the earnings were actually made available to that individual (i.e., upon redemption, amortization, liquidation, end of the term or sale of the investment).

In turn, Provisional Measure No. 1,171 sets forth the automatic taxation, on December 31 of each year of profits generated from January 1, 2024 onwards by controlled foreign entities. Provisional Measure No. 1,171 defined controlled foreign entities as all foreign entities, with or without legal personality, including investment funds and foundations, in which the individual (together with other related persons) (i) holds, directly or indirectly (including due to specific vote arrangements, such as a shareholders agreement), powers that grant him/her preponderance in corporate decisions or the power to elect or dismiss the majority of its managers; or (ii) holds, directly or indirectly, more than 50% of the entity’s share capital (or equivalent) or the right to receiving 50% or more of its profits or of its assets (the latter, in case of liquidation).

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Moreover, Provisional Measure No. 1,171 established that only the controlled foreign entities that (i) are located in tax haven jurisdictions or privileged tax regimes, as defined under Brazilian tax law; or (ii) have less than 80% of active income (defined as the income derived from the entity’s own business, except the one derived from royalties, interest, dividends, equity participation, lease, capital gains – not considering the one deriving from equity participation held for more than 2 years –, financial investments and financial intermediation), in comparison with their total income. The losses registered from the coming into effect of Provisional Measure No. 1,171 will be allowed to be offset, without any time limitation, with future profits of the same entity. Profits generated until 31 December 2023 or of any legal entities that are not framed by the concept of “controlled foreign entities” will only be subject to taxation when made available to the Brazilian individual.

The currency exchange rate variation of the principal invested in controlled foreign entities, whether or not they are located in a tax haven and/or privileged tax regime or have passive income, will comprise the capital gain perceived by the individual at the time of disposal, write-off, or liquidation of the investment, including by means of a devolution of capital.

Provisional Measure No. 1,171 also provided for a specific tax treatment for trusts of Brazilian individuals abroad, basically determining that the assets and rights that compose the trust will be considered as owned by (i) remaining under the ownership of the settlor after the establishment of the trust; and (ii) passing to the ownership of the beneficiary at the time of distribution, by the trust, to the beneficiary or upon the death of the settlor, whichever comes first. Trusts may still be framed by the concept of controlled foreign entities, as defined above. From January 1st, 2024, onwards, the distribution by the trust to the beneficiary shall have the legal nature of a gratuitous transfer from the settlor to the beneficiary – thus being a donation if it occurs during the settlor's lifetime, or an inheritance if resulting from the Settlor's death.

Irrespective of all of the above, Brazilian individual may opt to update their tax basis on investments held abroad to the market value of the assets on December 31, 2022, by collecting the Income Tax over the positive difference between its current tax basis on the assets and the market value of those assets until November 30, 2023.

In the case of controlled foreign entities whose tax basis has been updated to December 31, 2022, Provisional Measure No. 1,171 also authorized the update of the tax basis from December 31, 2022, to December 31, 2023, by means of the collection of the Income Tax at a 10% rate until May 31, 2024.

Finally, Provisional Measure No. 1,171 (i) prohibited the calculation of capital gains in foreign currency in the case of assets also acquired in foreign currency by Brazilian individuals; (ii) revoked the non-taxation of assets acquired abroad when the individual as not tax-resident in Brazil; and (iii) increased the exempt amounts of the individuals’ income tax.

Provisional Measure No. 1,171 came into force in May 1, 2023, but it is still subject to the approval of the Brazilian National Congress, which has 60 days, extendable in 60 more days, to approve or reject the measure.

CMN and Central Bank issue new rule on data sharing to prevent frauds within the National Financial and Payment Systems

On May 23, 2023, the CMN and the Central Bank issued the Joint Resolution No. 6, which establishes the obligation for financial institutions and other entities authorized by the Central Bank to share among each other information about frauds occurred within the National Financial System (Sistema Financeiro Nacional, or SFN), and Brazilian Payment System (Sistema de Pagamentos Brasileiro, or SPB). The rule aims to reduce the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices.

Joint Resolution No. 6 establishes the registry of minimum information that must be shared, which includes: (i) the identification of the person who would have committed or tried to commit fraud; (ii) the description of the indications of the occurrence or the attempt of fraud; (iii) identification of the institution responsible for the data and information registry; and (iv) identification of the recipient account and its holder, in case of transfers or payments. During the implementation of the electronic system provided in the Joint Resolution No. 6, the institutions must comply with some requirements, such as (i) allowing unrestricted access to the system’s functionalities, provided the identification of the person who accessed it; (ii) adoption of a single common standard communication that allows the execution of its functionalities; and (iii) establishment of procedures and controls to guarantee compliance with applicable regulations, confidentiality, among others.

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According to the Joint Resolution No. 6, institutions are responsible for the use of data and information obtained through the electronic system, as well as for observing bank secrecy requirements. They must also obtain their clients’ prior contractual consent in order to process and share the fraud data.

Joint Resolution No. 6 will come into effect on November 1, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2023

Itaú Unibanco Holding S.A.

By: /s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By: /s/ Alexsandro Broedel
Name: Alexsandro Broedel
Title: Chief Financial Officer

31

FINANCIAL STATEMENTS

32

Itaú Unibanco Holding S.A.
and its subsidiaries

Consolidated financial
statements in IFRS at March 31, 2023
and report on review

Report on review of consolidated
financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Bank") as at March 31, 2023 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2023, and the consolidated financial performance and its consolidated cash flows for the three-month period then ended, in accordance with IAS 34.

São Paulo, May 5, 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Emerson Laerte da Silva

Contador CRC 1SP171089/O-3

3

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	03/31/2023	12/31/2022
Cash		33,007	35,381
Financial assets		2,234,723	2,170,219
At Amortized Cost		1,618,424	1,578,789
Compulsory deposits in the Central Bank of Brazil		125,785	115,748
Interbank deposits	4	55,106	59,592
Securities purchased under agreements to resell	4	242,027	221,779
Securities	9	221,856	213,026
Loan and lease operations	10	916,231	909,422
Other financial assets	18a	108,657	109,909
(-) Provision for expected loss	4, 9, 10	(51,238)	(50,687)
At Fair Value through Other Comprehensive Income		133,797	126,748
Securities	8	133,797	126,748
At Fair Value through Profit or Loss		482,502	464,682
Securities	5	392,500	385,099
Derivatives	6, 7	88,374	78,208
Other financial assets	18a	1,628	1,375
Insurance contracts	27	52	23
Tax assets		60,800	59,645
Income tax and social contribution - current		2,481	1,647
Income tax and social contribution - deferred	24b I	52,568	51,634
Other		5,751	6,364
Other assets	18a	20,450	17,474
Investments in associates and joint ventures	11	7,590	7,443
Fixed assets, net	13	7,864	7,767
Goodwill and Intangible assets, net	14	24,006	23,114
Total assets		2,388,492	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.

F-1

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	03/31/2023	12/31/2022
Financial Liabilities		1,889,669	1,836,690
At Amortized Cost		1,801,332	1,755,498
Deposits	15	914,834	871,438
Securities sold under repurchase agreements	17a	294,095	293,440
Interbank market funds	17b	306,233	294,587
Institutional market funds	17c	129,365	129,382
Other financial liabilities	18b	156,805	166,651
At Fair Value through Profit or Loss		84,406	77,508
Derivatives	6, 7	83,572	76,861
Structured notes	16	61	64
Other financial liabilities	18b	773	583
Provision for Expected Loss	10	3,931	3,684
Loan commitments		3,116	2,874
Financial guarantees		815	810
Insurance contracts and private pension	27c	239,232	233,126
Provisions	29	19,598	19,475
Tax liabilities	24c	6,802	6,773
Income tax and social contribution - current		1,246	2,950
Income tax and social contribution - deferred	24b II	419	345
Other		5,137	3,478
Other liabilities	18b	51,672	47,895
Total liabilities		2,206,973	2,143,959
Total stockholders’ equity attributed to the owners of the parent company		171,550	167,717
Capital	19a	90,729	90,729
Treasury shares	19a	(118)	(71)
Capital reserves	19c	2,067	2,480
Revenue reserves	19c	90,688	86,209
Other comprehensive income		(11,816)	(11,630)
Non-controlling interests	19d	9,969	9,390
Total stockholders’ equity		181,519	177,107
Total liabilities and stockholders' equity		2,388,492	2,321,066
The accompanying notes are an integral part of these consolidated financial statements.
F-2

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)
	Note	01/01 to 03/31/2023	01/01 to 03/31/2022
Operating Revenues		36,051	34,565
Interest and similar income	21a	57,246	36,879
Interest and similar expenses	21b	(39,653)	(24,482)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	3,112	(3,598)
Foreign exchange results and exchange variations in foreign transactions		1,275	12,435
Commissions and Banking Fees	22	11,055	10,676
Income from Insurance Contracts and Private Pension		1,733	1,245
Operating Income from Insurance Contracts and Private Pension, net of Reinsurance	27	1,534	1,395
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(5,756)	(5,887)
Income from Financial Assets related to Insurance Contracts and Private Pension		5,955	5,737
Other income	3	1,283	1,410
Expected Loss from Financial Assets		(8,172)	(6,216)
Expected Loss with Loan and Lease Operations	10c	(8,082)	(6,693)
Expected Loss with Other Financial Asset, net		(90)	477
Operating Revenues Net of Expected Losses from Financial Assets		27,879	28,349
Other operating income / (expenses)		(19,642)	(19,187)
General and administrative expenses	23	(17,330)	(16,820)
Tax expenses		(2,459)	(2,532)
Share of profit or (loss) in associates and joint ventures	11	147	165
Income / (loss) before income tax and social contribution		8,237	9,162
Current income tax and social contribution	24a	(2,245)	(2,135)
Deferred income tax and social contribution	24a	1,542	(75)
Net income / (loss)		7,534	6,952
Net income attributable to owners of the parent company	25	7,355	6,668
Net income / (loss) attributable to non-controlling interests	19d	179	284
Earnings per share - basic	25
Common		0.75	0.68
Preferred		0.75	0.68
Earnings per share - diluted	25
Common		0.75	0.68
Preferred		0.75	0.68
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359
Preferred		4,833,480,639	4,835,217,789
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359
Preferred		4,874,904,063	4,873,102,641
The accompanying notes are an integral part of these consolidated financial statements.

F-3

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)
	Note	01/01 to 03/31/2023	01/01 to 03/31/2022
Net income / (loss)		7,534	6,952
Financial assets at fair value through other comprehensive income		(82)	165
Change in fair value		(510)	2,573
Tax effect		(41)	(1,062)
(Gains) / losses transferred to income statement		853	(2,447)
Tax effect		(384)	1,101
Hedge		50	(61)
Cash flow hedge	7	77	(338)
Change in fair value		155	(585)
Tax effect		(78)	247
Hedge of net investment in foreign operation	7	(27)	277
Change in fair value		(47)	544
Tax effect		20	(267)
Insurance contracts and private pension		(46)	294
Change in discount rate		(99)	498
Tax effect		53	(204)
Remeasurements of liabilities for post-employment benefits (1)		(5)	(4)
Remeasurements	26	(10)	(5)
Tax effect		5	1
Foreign exchange variation in foreign investments		(103)	(4,299)
Total other comprehensive income		(186)	(3,905)
Total comprehensive income		7,348	3,047
Comprehensive income attributable to the owners of the parent company		7,169	2,763
Comprehensive income attributable to non-controlling interests		179	284
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.
F-4

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
		Note	Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
			Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive income
								Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total -	01/01/2022		90,729	(528)	2,250	65,985	-	(2,542)	-	(1,486)	6,531	(8,393)	152,546	11,612	164,158
Transactions with owners			-	449	(335)	-	-	-	-	-	-	-	114	(1,520)	(1,406)
Result of delivery of treasury shares		19, 20	-	449	62	-	-	-	-	-	-	-	511	-	511
Recognition of share-based payment plans			-	-	(397)	-	-	-	-	-	-	-	(397)	-	(397)
(Increase) / Decrease to the owners of the parent company		2d I, 3	-	-	-	-	-	-	-	-	-	-	-	(1,520)	(1,520)
Dividends			-	-	-	-	-	-	-	-	-	-	-	(301)	(301)
Interest on capital			-	-	-	-	(1,954)	-	-	-	-	-	(1,954)	-	(1,954)
Unclaimed dividends and Interest on capital			-	-	-	-	77	-	-	-	-	-	77	-	77
Corporate reorganization			-	-	-	(868)	-	-	-	-	-	-	(868)	-	(868)
Other (3)			-	-	-	205	-	-	-	-	-	-	205	-	205
Total comprehensive income			-	-	-	-	6,600	165	294	(4)	(4,299)	(61)	2,695	284	2,979
Net income			-	-	-	-	6,668	-	-	-	-	-	6,668	284	6,952
Other comprehensive income for the period			-	-	-	-	(68)	165	294	(4)	(4,299)	(61)	(3,973)	-	(3,973)
Appropriations:
Legal reserve			-	-	-	350	(350)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	4,373	(4,373)	-	-	-	-	-	-	-	-
Total -	03/31/2022	19	90,729	(79)	1,915	70,045	-	(2,377)	294	(1,490)	2,232	(8,454)	152,815	10,075	162,890
Change in the period			-	449	(335)	4,060	-	165	294	(4)	(4,299)	(61)	269	(1,537)	(1,268)
Total -	01/01/2023		90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners			-	(47)	(413)	-	-	-	-	-	-	-	(460)	481	21
Acquisition of treasury shares		19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares		19, 20	-	642	(7)	-	-	-	-	-	-	-	635	-	635
Recognition of share-based payment plans			-	-	(406)	-	-	-	-	-	-	-	(406)	-	(406)
(Increase) / Decrease to the owners of the parent company		2d I, 3	-	-	-	-	-	-	-	-	-	-	-	481	481
Dividends			-	-	-	-	-	-	-	-	-	-	-	(81)	(81)
Interest on capital			-	-	-	-	(3,086)	-	-	-	-	-	(3,086)	-	(3,086)
Unclaimed dividends and Interest on capital			-	-	-	-	46	-	-	-	-	-	46	-	46
Other (3)			-	-	-	164	-	-	-	-	-	-	164	-	164
Total comprehensive income			-	-	-	-	7,355	(82)	(46)	(5)	(103)	50	7,169	179	7,348
Net income			-	-	-	-	7,355	-	-	-	-	-	7,355	179	7,534
Other comprehensive income for the period			-	-	-	-	-	(82)	(46)	(5)	(103)	50	(186)	-	(186)
Appropriations:
Legal reserve			-	-	-	389	(389)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	3,926	(3,926)	-	-	-	-	-	-	-	-
Total -	03/31/2023	19	90,729	(118)	2,067	90,688	-	(6,066)	750	(1,525)	3,402	(8,377)	171,550	9,969	181,519
Change in the period			-	(47)	(413)	4,479	-	(82)	(46)	(5)	(103)	50	3,833	579	4,412
1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

F-5

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 03/31/2023	01/01 to 03/31/2022
Adjusted net income		23,122	32,215
Net income		7,534	6,952
Adjustments to net income:		15,588	25,263
Share-based payment		(357)	(339)
Effects of changes in exchange rates on cash and cash equivalents		6,773	11,545
Expected loss from financial assets and claims		8,172	6,693
Income from interest and foreign exchange variation from operations with subordinated debt		532	(6,508)
Financial income from insurance contracts and private pension	27	5,756	5,887
Depreciation and amortization		1,437	1,170
Expense from update / charges on the provision for civil, labor, tax and legal obligations		292	285
Provision for civil, labor, tax and legal obligations		648	1,168
Revenue from update / charges on deposits in guarantee		(229)	(171)
Deferred taxes (excluding hedge tax effects)	24b	(266)	34
Income from share in the net income of associates and joint ventures and other investments		(147)	(165)
Income from financial assets - at fair value through other comprehensive income		853	(2,447)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(6,301)	3,420
Income from interest and foreign exchange variation of financial assets at amortized cost		(1,725)	4,699
(Gain) / loss on sale of investments and fixed assets		-	4
Other	23	150	(12)
Change in assets and liabilities		21,855	(6,674)
(Increase) / decrease in assets
Interbank deposits		3,843	9,492
Securities purchased under agreements to resell		6,318	(1,420)
Compulsory deposits with the Central Bank of Brazil		(10,037)	(1,003)
Loan operations		(14,177)	(1,618)
Derivatives (assets / liabilities)		(3,405)	(2,521)
Financial assets designated at fair value through profit or loss		(7,401)	(17,770)
Other financial assets		1,228	4,259
Other tax assets		(221)	673
Other assets		(3,366)	(3,483)
(Decrease) / increase in liabilities
Deposits		43,396	(43,329)
Deposits received under securities repurchase agreements		655	3,794
Funds from interbank markets		11,646	41,630
Funds from institutional markets		(151)	(2,015)
Other financial liabilities		(9,656)	2,099
Financial liabilities at fair value throught profit or loss		(4)	(28)
Insurance contracts and private pension		304	(2,429)
Provisions		2,244	2,850
Tax liabilities		637	(1,547)
Other liabilities		3,593	8,397
Payment of income tax and social contribution		(3,591)	(2,705)
Net cash from / (used in) operating activities		44,977	25,541
Dividends / Interest on capital received from investments in associates and joint ventures		34	42
Cash upon sale of fixed assets		40	14
Mutual rescission of intangible assets agreements		20	1
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		(2,707)	26,834
(Purchase) / redemptions of financial assets at amortized cost		(7,113)	(26,790)
(Purchase) of investments in associates and joint ventures		(33)	(521)
(Purchase) of fixed assets		(472)	(336)
(Purchase) of intangible assets	14	(1,769)	(1,370)
Net cash from / (used in) investment activities		(12,000)	(2,126)
Subordinated debt obligations redemptions		(398)	(6,622)
Change in non-controlling interests stockholders		481	(1,520)
Acquisition of treasury shares		(689)	-
Result of delivery of treasury shares		586	453
Dividends and interest on capital paid to non-controlling interests		(81)	(301)
Dividends and interest on capital paid		(2,556)	(2,784)
Net cash from / (used in) financing activities		(2,657)	(10,774)
Net increase / (decrease) in cash and cash equivalents	2d III	30,320	12,641
Cash and cash equivalents at the beginning of the period		104,257	103,887
Effects of changes in exchange rates on cash and cash equivalents		(6,773)	(11,545)
Cash and cash equivalents at the end of the period		127,804	104,983
Cash		33,007	42,722
Interbank deposits		11,941	16,420
Securities purchased under agreements to resell - Collateral held		82,856	45,841
Additional information on cash flow (Mainly operating activities)
Interest received		54,503	56,816
Interest paid		29,864	26,282
Non-cash transactions
Loans transferred to assets held for sale		-	-
Increase of Equity Interest in ITAÚ CHILE		-	961
Dividends and interest on capital declared and not yet paid		2,556	1,846
The accompanying notes are an integral part of these consolidated financial statements.
F-6

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 03/31/2023 and 12/31/2022 for balance sheet accounts and from 01/01 to 03/31 of 2023 and 2022 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These consolidated financial statements were approved by the Board of Directors on May 05, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements.

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

F-7

b) New accounting standards changes and interpretations of existing standards

I - Accounting standards applicable for period ended March 31, 2023

    •   IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts. IFRS 17 is applicable to all insurance and reinsurance contracts held as from January 1, 2023, with a transition date of January 1, 2022 for comparative purposes. The modified retrospective approach was adopted.

Transition to IFRS 17

The main changes identified by ITAÚ UNIBANCO HOLDING due to the adoption of IFRS 17 are related to the aggregation and measurement of insurance contracts and private pension. Further details on the material accounting policies adopted are included in Note 2d.

(i) Aggregation and Measurement of Insurance Contracts and Private Pension

IFRS 17 requires that insurance contracts be grouped in portfolios considering similar risks, their management, the contract issue period and the expected profitability at the time of initial recognition. The groups of insurance contracts and private pension are made up of contracts issued in the quarter, which corresponds to the publication period.

ITAÚ UNIBANCO HOLDING grouped insurance and health products in the Insurance portfolio and supplementary pension plans in the Private Pension portfolio.

The Insurance portfolio is made up mainly of products which cover people and damage, divided into groups of contracts with a term of effectiveness of up to one year and contracts with a longer term. The Private Pension portfolio is made up of products with coverage for survival and risk of death and disability, comprising three groups: risk coverage plans and survival plans with and without direct participation features.

For measurement of the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING adopts the three measurement approaches: BBA, VFA and PAA, considering the characteristics of the existing insurance contracts and private pension:

    •   Building Block Approach (BBA): applicable to all insurance contracts without direct participation features, corresponds to the standard model. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts and private pension with coverage over 1 year or which are onerous.

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features that are substantially investment-related service contracts with which an entity promises a return on investment based on the underlying items. ITAÚ UNIBANCO HOLDING applied this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, since the contributions made by insured parties have a return based on the profitability of the investment fund specially organized in which funds are invested.

    •   Premium Allocation Approach (PAA): applicable to insurance contracts lasting up to 12 months or when they produce results similar to those that would be obtained if the standard model were used. ITAÚ UNIBANCO HOLDING applied this approach to insurance contracts whose coverage periods are equal to or less than one year.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

    •   Contractual service margin, which represents the unearned profit that will be recognized it provides insurance contract service in the future.

    •   Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

F-8

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

    •   Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

    •   Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that is, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Operating Income from Insurance Contracts and Private Pension, net of Reinsurance.

ITAÚ UNIBANCO HOLDING opted for the modified retrospective approach, using reasonable and sustainable information to measure the insurance contracts and private pension in effect on the transition date. ITAÚ UNIBANCO HOLDING used the permitted modification and opted for a single grouping of contracts in accordance with its products and portfolios. In addition, ITAÚ UNIBANCO HOLDING estimated future cash flows on the transition date, adjusting them with historical information prior to that date. Regarding discount rates, their averages for the period between 2015 and 2021 were considered. The insurance contractual margin was established after applying the risk adjustment for non-financial risk to the future cash flows determined.

For portfolios of insurance contracts and private pension, measured under the Building Block Approach - BBA, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period, with no effect on the transition date. In the other approaches, VFA and PPA, the financial income is fully recognized in income for the period.

(ii) Redesignation of Financial Assets

As IFRS 17 changed the measurement of insurance contracts, which are now recognized at the present value of the obligation, ITAÚ UNIBANCO HOLDING partially redesignated, on the transition date and as permitted by the standard, the business model of financial instruments that were classified at Amortized Cost to Fair Value through Other Comprehensive Income. This business model aims at maximizing the results of financial assets through sales in windows of opportunity, in addition to the receipt of principal and interest, thus allowing for better symmetry between assets and liabilities.

	01/01/2022		01/01/2022 after redesignations
	Classification	Amortized Cost	Classification	Gross carrying amount	Fair value adjustments (in stockholders’ equity)	Fair Value
Securities
Brazilian government securities	At amortized cost	5,371	At fair value through other comprehensive income	5,371	(260)	5,111

Reconciliation of stockholders’ equity between IFRS 4 and IFRS 17
	03/31/2022		01/01/2022
	Stockholders' equity	Net income	Stockholders' equity
Opening balance in accordance with IFRS 4	162,941	6,935	164,476
Measurement of fulfillment cash flows with insurance contracts and private pension portfolios (1)	220	40	(319)
Redesignation of financial assets related to insurance contracts (2)	(289)	-	(260)
Deferred taxes on adjustments	18	(23)	261
Total adjustments	(51)	17	(318)
Balance according to IFRS 17	162,890	6,952	164,158
1) Calculation of fulfillment cash flows with contracts and contractual service margin according to the modified retrospective approach.
2) Change in the financial asset measurement model due to its redesignation with the adoption of IFRS 17.
F-9

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet at 01/01/2022
(In millions of reais)
Assets	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	01/01/2022			01/01/2022
	Balance			Balance
Cash	44,512	-	-	44,512
Financial assets	1,915,573	(1,579)	(260)	1,913,734
At Amortized Cost	1,375,782	(6,950)	-	1,368,832
At Fair Value through Other Comprehensive Income	105,622	5,371	(260)	110,733
At Fair Value through Profit or Loss	434,169	-	-	434,169
Insurance contracts	-	68	-	68
Tax assets	58,433	-	261	58,694
Income tax and social contribution - current	1,636	-	-	1,636
Income tax and social contribution - deferred	50,831	-	261	51,092
Other	5,966	-	-	5,966
Other assets	16,494	(53)	-	16,441
Investments, Fixed asseis, Goodwill and lntangible assets	34,194	-	-	34,194
Total assets	2,069,206	(1,564)	1	2,067,643

Liabilities and stockholders' equity	IFRS 4	Reclassifications (1)	Remeasurements (2)	IFRS 17
	01/01/2022			01/01/2022
	Balance			Balance
Financial Liabilities	1,621,786	-	-	1,621,786
Insurance contracts and private pension	214,976	(1,439)	319	213,856
Provisions and Other liabilities	61,722	(125)	-	61,597
Tax liabilities	6,246	-	-	6,246
Incarne tax and social contribution - current	2,450	-	-	2,450
Incarne tax and social contribution - deferred	280	-	-	280
Other	3,516	-	-	3,516
Total liabilities	1,904,730	(1,564)	319	1,903,485
Total stockholders' equity attributed to the owners of the parent company (3)	152,864	-	(318)	152,546
Non-controlling interests	11,612	-	-	11,612
Total stockholders' equity	164,476	-	(318)	164,158
Total liabilities and stockholders' equity	2,069,206	(1,564)	1	2,067,643
1) Refer to the redesignation of assets and liabilities related to the insurance and private pension contracts, as well as the redesignation of related financial assets.
2) Refer to the calculation of cash flows from compliance with the portfolios of insurance and private pension contracts and adjustment to the fair value of redesignated financial assets.
3) The effects of the adoption of IFRS 17 and Redesignation of Financial Assets were recognized under Profit Reserves and Other Comprehensive Income, respectively.

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Information on accounting policies - requires that only information about material accounting policies is disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts.

    •   Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Include the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

    •   Amendments to IAS 12 – Income Taxes – Require that the lessee recognizes deferred taxes arising from temporary differences generated in the initial recognition of right-of-use assets and lease liabilities, in compliance with the tax legislation. These amendments are effective for years beginning January 1st, 2023 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

II - Accounting standards recently issued and applicable in future periods

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application.

F-10

Analyses regarding possible changes in disclosure will be completed by the date the standard becomes effective.

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic
Consolidation	2c I and 3
Fair value of financial instruments	2c II and 28
Effective interest rate	2c III, 5, 8, 9 and 10
Change to financial assets	2c IV, 5, 8, 9 and 10
Transfer and write-off of financial assets	2c V, 5, 8, 9 and 10
Expected credit loss	2c VI, 8, 9, 10 and 32
Goodwill impairment	2c VII and 14
Deferred income tax and social contribution	2c VIII and 24
Defined benefit pension plan	2c IX and 26
Provisions, contingencies and legal obligations	2c X and 29
Insurance and private pension contracts	2c XI and 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and where ITAÚ UNIBANCO HOLDING can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without considering future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

F-11

V - Transfer and write-off of financial assets

When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no material effects on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.

VI - Expected credit loss

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’ credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

    •   Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period during which it will be exposed to a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.

    •   Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.

    •   Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

    •   Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

    •   Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. Triggers are determined on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors.

VII - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

F-12

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

VIII - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies.

IX - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

X - Provisions and contingencies

ITAÚ UNIBANCO HOLDING periodically reviews its provisions and contingencies which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

XI - Insurance contracts and private pension

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions, grants, and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Free Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with a term (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

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Risk adjustment for non-financial risk is obtained by resampling based on claims data by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For the estimates of death and survival estimatives, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

d) Summary of main accounting practices

I - Consolidation

I.I - Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDONG in their voting capital:
	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				03/31/2023	12/31/2022	03/31/2023	12/31/2022
In Brazil
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	65.27%	65.27%	65.27%	65.27%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	65.62%	65.62%	65.62%	65.62%
1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US dollar.
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I.II - Business combinations

In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business.

The acquisition method is used to account for business combinations, except for those classified as under common control.

Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income.

I.III - Goodwill

Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

I.IV - Capital Transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Foreign currency translation

II.I - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Financial assets and liabilities

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

IV.I - Initial recognition and derecognition

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

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Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are partially or fully derecognized when:

    •   the contractual rights to the cash flows of the financial asset expire, or

    •   ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition.

The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Derecognition of financial assets

Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.

If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.

IV.II Classification and subsequent measurement of financial assets

Financial assets are classified in the following categories:

    •   Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

    •   Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.

    •   Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The classification and subsequent measurement of financial assets depend on:

    •   The business model under which they are managed.

    •   The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required.

SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

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Amortized cost

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market participants on the measurement date.

ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.

Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.

The adjustment to fair value of financial assets and liabilities is recognized:

    •   In stockholders' equity for financial assets and liabilities measured at fair value through other comprehensive income.

    •   In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING 's right to receive such dividends is assured.

Equity instruments

An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units.

ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured.

Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Consolidated Statement of Income.

Expected credit loss

ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:

    •   Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

    •   Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

•   Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

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ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

    •   Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated.

    •   Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly.

    •   Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated as a credit impaired financial asset.

Macroeconomic scenarios

Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32.

Modification of contractual cash flows

When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.

ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as a purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32.

IV.III - Classification and subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

    •   Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.

    •   Loan commitments and financial guarantees: see details in Note 2d IV.VlIl.

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Modification of financial liabilities

A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.

A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.

IV.IV - Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements if provided for in the agreements or can be sold.

IV.V - Derivatives

All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss.

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:

    •   Their characteristics and economic risks are not closely related to those of the main component.

    •   The separate instrument meets the definition of a derivative.

    •   The underlying instrument is not booked at fair value through profit or loss.

These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities.

ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides.

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item.

At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated.

IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

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Fair value hedge

The following practices are adopted for these operations:

    •   The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.

    •   The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.

When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

    •   The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge.

    •   The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

    •   The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income.

    •   The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

IV.VI - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

IV.VII - Premium bonds plans

In Brazil, Premium bonds plans are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 17, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

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IV.VIII - Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees.

After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher than the fair value less accumulated amortization, this amount is replaced by a provision for loss.

V - Investments in associates and joint ventures

V.I - Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

V.II - Joint ventures

ITAÚ UNIBANCO HOLDING has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.

If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

VI - Lease operations (Lessee)

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

VII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

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ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

VIII - Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.

The breakdown of Goodwill and Intangible assets is described in Note 14.

IX - Assets held for sale

Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

X - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV.

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XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING will use the three measurement approaches below, considering the characteristics of the contracts:

    •   Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

    •   Variable Fee Approach (VFA): PGBL and VGBL private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which the funds are invested.

    •   Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or lower than one year, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

XII - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.

Pension plans - Defined benefit plans

The liability or asset, as the case may be, recognized in the Balance Sheet with respect to a defined benefit plan, corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

XIII - Share-based payments

Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right.

F-24

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).

XIV - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

    •   Probable: in which liabilities are recognized in the balance sheet under Provisions.

    •   Possible: which are disclosed in the Financial Statements, but no provision is recorded.

    •   Remote: which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

XV - Capital

Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

XVI - Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under ITAÚ UNIBANCO HOLDING's share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.

XVII - Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements.

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.

Dividends and interest on capital are presented in Note 19.

XVIII - Earnings per share

ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method", whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.

F-25

Earnings per share are presented in Note 25.

XIX - Segment information

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Business, (ii) Wholesale Business and (iii) Market + Corporation.

Segment information is presented in Note 30.

XX - Commissions and Banking Fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

    •   Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

    •   Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

    •   Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

    •   Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

    •   Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

    •   Collection services: refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

F-26

Note 3 - Business development

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Banco Itaú Chile (ITAÚ CHILE) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC’s capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC’s capital, for the amount of R$ 867 and their fair value of R$ 901.

Banco Itaú Chile

ITAÚ CHILE is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CHILE held on July 13, 2021, the capital increase of ITAÚ CHILE in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CHILE.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CHILE for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders’ agreement of ITAÚ CHILE was fully terminated.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL’s total voting capital for R$ 700, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

F-27

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	03/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell (1)	241,992	30	242,022	221,726	50	221,776
Collateral held	85,985	30	86,015	69,870	50	69,920
Collateral repledge	126,527	-	126,527	128,542	-	128,542
Assets received as collateral with right to sell or repledge	10,613	-	10,613	14,846	-	14,846
Assets received as collateral without right to sell or repledge	115,914	-	115,914	113,696	-	113,696
Collateral sold	29,480	-	29,480	23,314	-	23,314
Interbank deposits	49,920	5,180	55,100	56,672	2,914	59,586
Total (2)	291,912	5,210	297,122	278,398	2,964	281,362
1) The amounts of R$ 7,152 (R$ 14,576 at 12/31/2022) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 156,007 (R$ 151,856 at 12/31/2022) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (11) (R$ (9) at 12/31/2022).

F-28

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	03/31/2023			12/31/2022
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	30,111	(460)	29,651	33,011	(520)	32,491
Brazilian government securities (1)	236,628	(47)	236,581	230,924	(572)	230,352
Government securities – abroad (1)	8,567	101	8,668	8,007	10	8,017
Argentina	1,804	43	1,847	669	4	673
Chile	3,095	1	3,096	1,648	(1)	1,647
Colombia	1,273	49	1,322	844	6	850
United States	755	10	765	612	(2)	610
Israel	351	1	352	852	8	860
Mexico	14	(2)	12	15	(2)	13
Paraguay	65	-	65	40	-	40
Peru	7	(1)	6	7	(1)	6
Switzerland	945	-	945	3,059	(1)	3,058
Uruguay	258	-	258	261	(1)	260
Corporate securities (1)	122,898	(5,298)	117,600	117,572	(4,893)	112,679
Shares	21,310	(1,074)	20,236	16,931	(1,394)	15,537
Rural product note	2,185	6	2,191	2,484	33	2,517
Bank deposit certificates	267	-	267	360	-	360
Real estate receivables certificates	1,074	(64)	1,010	1,580	(100)	1,480
Debentures	69,253	(4,030)	65,223	66,223	(3,281)	62,942
Eurobonds and other	3,426	(82)	3,344	4,499	(126)	4,373
Financial bills	20,047	(34)	20,013	19,409	(31)	19,378
Promissory and commercial notes	3,297	(1)	3,296	3,888	12	3,900
Other	2,039	(19)	2,020	2,198	(6)	2,192
Total	398,204	(5,704)	392,500	389,514	(5,975)	383,539
1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 47,631 (R$ 45,746 at 12/31/2022), b) Government securities - abroad R$ 1,058 (R$ 317 at 12/31/2022) and c) Corporate securities R$ 9,857 (R$ 14,199 at 12/31/2022), totaling R$ 58,546 (R$ 60,262 at 12/31/2022).

F-29

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:
	03/31/2023		12/31/2022
	Cost	Fair value	Cost	Fair value
Current	119,975	118,503	147,563	145,722
Non-stated maturity	41,181	39,647	39,137	37,223
Up to one year	78,794	78,856	108,426	108,499
Non-current	278,229	273,997	241,951	237,817
From one to five years	196,136	195,002	170,372	169,113
From five to ten years	59,097	57,726	49,186	47,916
After ten years	22,996	21,269	22,393	20,788
Total	398,204	392,500	389,514	383,539

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 222,214 (R$ 216,467 at 12/31/2022) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

		03/31/2023
		Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian government securities		-	-		-
Government securities – abroad		-	-		-
Total	1	-	-		-

		12/31/2022
		Cost	Adjustments to Fair Value (in Income)		Fair value
Brazilian external debt bonds		1,505	55		1,560
Total		1,505	55		1,560
The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:
01/01/2023		03/31/2023		12/31/2022
01/01/2022		Cost	Fair Value	Cost	Fair Value
Current		-	-	1,505	1,560
Up to one year		-	-	1,505	1,560
Total		-	-	1,505	1,560

F-30

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,030 (R$ 12,155 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

F-31

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.
	03/31/2023
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	41,137	46.6%	528	1,281	1,904	5,821	8,027	23,576
Option agreements	20,357	23.0%	6,216	7,167	521	5,358	594	501
Forwards	17,072	19.3%	16,853	197	8	4	-	10
Credit derivatives	452	0.5%	6	5	18	12	14	397
NDF - Non Deliverable Forward	8,596	9.7%	2,217	1,265	1,567	2,526	782	239
Other Derivative Financial Instruments	760	0.9%	425	-	11	4	18	302
Total	88,374	100.0%	26,245	9,915	4,029	13,725	9,435	25,025
% per maturity date			29.7%	11.2%	4.6%	15.5%	10.7%	28.3%

	03/31/2023
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(35,799)	42.8%	(496)	(601)	(1,132)	(5,647)	(6,816)	(21,107)
Option agreements	(22,359)	26.8%	(4,020)	(3,994)	(1,096)	(11,982)	(643)	(624)
Forwards	(17,205)	20.6%	(17,205)	-	-	-	-	-
Credit derivatives	(526)	0.6%	-	(2)	-	(6)	(7)	(511)
NDF - Non Deliverable Forward	(7,295)	8.7%	(2,150)	(1,084)	(1,427)	(1,436)	(794)	(404)
Other Derivative Financial Instruments	(388)	0.5%	(4)	(77)	(4)	(9)	(106)	(188)
Total	(83,572)	100.0%	(23,875)	(5,758)	(3,659)	(19,080)	(8,366)	(22,834)
% per maturity date			28.6%	6.9%	4.4%	22.8%	10.0%	27.3%
1) Comprises R$ 174 pegged to Libor.

F-32

	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	46,902	59.9%	4,866	1,022	1,635	2,842	8,261	28,276
Option agreements	23,671	30.3%	15,610	923	1,443	4,283	802	610
Forwards	601	0.8%	460	74	58	3	-	6
Credit derivatives	492	0.6%	3	-	10	9	9	461
NDF - Non Deliverable Forward	6,140	7.9%	1,632	1,095	926	1,220	995	272
Other Derivative Financial Instruments	402	0.5%	1	28	1	5	26	341
Total	78,208	100.0%	22,572	3,142	4,073	8,362	10,093	29,966
% per maturity date			28.9%	4.0%	5.2%	10.7%	12.9%	38.3%

	12/31/2022
	Fair value (1)%		0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(39,068)	50.8%	(2,835)	(881)	(1,241)	(2,992)	(7,344)	(23,775)
Option agreements	(29,882)	38.9%	(3,221)	(2,973)	(9,214)	(12,900)	(901)	(673)
Forwards	(65)	0.1%	(55)	(5)	-	(5)	-	-
Credit derivatives	(604)	0.8%	-	-	(2)	(1)	(7)	(594)
NDF - Non Deliverable Forward	(6,626)	8.6%	(1,672)	(1,722)	(863)	(1,213)	(707)	(449)
Other Derivative Financial Instruments	(616)	0.8%	(219)	(37)	(12)	(53)	(97)	(198)
Total	(76,861)	100.0%	(8,002)	(5,618)	(11,332)	(17,164)	(9,056)	(25,689)
% per maturity date			10.4%	7.3%	14.7%	22.3%	11.8%	33.5%
1) Comprises R$ 24 pegged to Libor.
F-33

b) Derivatives by index and Risk Factor

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		03/31/2023
Future contracts		901,628	-	-	-
Purchase commitments		312,319	-	-	-
Shares		5,342	-	-	-
Commodities		633	-	-	-
Interest		280,646	-	-	-
Foreign currency		25,698	-	-	-
Commitments to sell		589,309	-	-	-
Shares		4,374	-	-	-
Commodities		4,873	-	-	-
Interest		564,140	-	-	-
Foreign currency		15,922	-	-	-
Swap contracts			597	4,741	5,338
Asset position		1,646,197	21,053	20,084	41,137
Shares		-	-	3	3
Commodities		566	13	-	13
Interest		1,551,609	19,388	19,987	39,375
Foreign currency		94,022	1,652	94	1,746
Liability position		1,646,197	(20,456)	(15,343)	(35,799)
Shares		2,364	(249)	153	(96)
Commodities		1,791	(27)	6	(21)
Interest		1,529,162	(19,298)	(14,835)	(34,133)
Foreign currency		112,880	(882)	(667)	(1,549)
Option contracts		1,556,314	(1,467)	(535)	(2,002)
Purchase commitments – long position		281,341	5,356	(794)	4,562
Shares		131,240	3,857	(13)	3,844
Commodities		1,483	51	(13)	38
Interest		112,122	304	(20)	284
Foreign currency		36,496	1,144	(748)	396
Commitments to sell – long position		490,762	17,767	(1,972)	15,795
Shares		136,479	16,673	(2,094)	14,579
Commodities		989	29	(5)	24
Interest		323,639	211	(7)	204
Foreign currency		29,655	854	134	988
Purchase commitments – short position		251,265	(5,802)	(354)	(6,156)
Shares		131,084	(4,173)	(920)	(5,093)
Commodities		1,027	(19)	7	(12)
Interest		89,293	(229)	59	(170)
Foreign currency		29,861	(1,381)	500	(881)
Commitments to sell – short position		532,946	(18,788)	2,585	(16,203)
Shares		134,579	(16,058)	2,968	(13,090)
Commodities		1,114	(41)	5	(36)
Interest		358,216	(239)	14	(225)
Foreign currency		39,037	(2,450)	(402)	(2,852)
Forward operations		18,668	(137)	4	(133)
Purchases receivable		10,203	10,096	7	10,103
Shares		47	47	(2)	45
Interest		9,871	10,049	8	10,057
Foreign currency		285	-	1	1
Purchases payable obligations		-	(9,872)	-	(9,872)
Interest		-	(9,872)	-	(9,872)
Sales receivable		1,099	6,970	(1)	6,969
Shares		100	100	(1)	99
Commodities		10	10	-	10
Interest		1	6,860	-	6,860
Foreign currency		988	-	-	-
Sales deliverable obligations		7,366	(7,331)	(2)	(7,333)
Shares		1	(1)	-	(1)
Interest		6,860	(7,330)	(2)	(7,332)
Foreign currency		505	-	-	-
Credit derivatives		47,592	(127)	53	(74)
Asset position		32,477	539	(87)	452
Shares		3,253	83	30	113
Commodities		11	-	19	19
Interest		29,213	454	(136)	318
Foreign currency		-	2	-	2
Liability position		15,115	(666)	140	(526)
Shares		2,820	(60)	(67)	(127)
Commodities		3	-	-	-
Interest		12,292	(601)	207	(394)
Foreign currency		-	(5)	-	(5)
NDF - Non Deliverable Forward		363,863	771	530	1,301
Asset position		186,528	8,126	470	8,596
Commodities		2,799	395	20	415
Foreign currency		183,729	7,731	450	8,181
Liability position		177,335	(7,355)	60	(7,295)
Commodities		923	(64)	5	(59)
Foreign currency		176,412	(7,291)	55	(7,236)
Other derivative financial instruments		8,243	42	330	372
Asset position		7,168	231	529	760
Shares		1,454	-	73	73
Commodities		102	-	1	1
Interest		5,598	231	31	262
Foreign currency		14	-	424	424
Liability position		1,075	(189)	(199)	(388)
Shares		590	-	(7)	(7)
Commodities		95	(10)	-	(10)
Interest		290	(178)	(31)	(209)
Foreign currency		100	(1)	(161)	(162)

		Asset	70,138	18,236	88,374
		Liability	(70,459)	(13,113)	(83,572)
		Total	(321)	5,123	4,802

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	03/31/2023
Future contracts	214,699	277,690	248,351	160,888	901,628
Swap contracts	27,014	283,673	398,538	936,972	1,646,197
Option contracts	464,250	492,887	571,617	27,560	1,556,314
Forwards (onshore)	17,146	537	975	10	18,668
Credit derivatives	7,888	9,525	662	29,517	47,592
NDF - Non Deliverable Forward	149,352	106,036	78,544	29,931	363,863
Other derivative financial instruments	268	1,018	496	6,461	8,243
1) Comprises R$ 248,809 pegged to Libor.

F-34

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2022
Future contracts		1,020,605	-	-	-
Purchase commitments		418,886	-	-	-
Shares		3,395	-	-	-
Commodities		503	-	-	-
Interest		385,229	-	-	-
Foreign currency		29,759	-	-	-
Commitments to sell		601,719	-	-	-
Shares		11,702	-	-	-
Commodities		3,896	-	-	-
Interest		557,806	-	-	-
Foreign currency		28,315	-	-	-
Swap contracts			2,948	4,886	7,834
Asset position		1,571,025	22,396	24,506	46,902
Commodities		222	1	1	2
Interest		1,509,045	20,913	23,502	44,415
Foreign currency		61,758	1,482	1,003	2,485
Liability position		1,571,025	(19,448)	(19,620)	(39,068)
Shares		1,604	(180)	59	(121)
Commodities		609	(5)	1	(4)
Interest		1,491,476	(18,130)	(18,487)	(36,617)
Foreign currency		77,336	(1,133)	(1,193)	(2,326)
Option contracts		1,352,201	(5,960)	(251)	(6,211)
Purchase commitments – long position		267,199	3,071	(665)	2,406
Shares		131,529	1,786	(131)	1,655
Commodities		2,347	43	(7)	36
Interest		93,795	156	4	160
Foreign currency		39,528	1,086	(531)	555
Commitments to sell – long position		419,044	20,238	1,027	21,265
Shares		138,899	19,592	1,094	20,686
Commodities		904	18	(6)	12
Interest		256,483	51	6	57
Foreign currency		22,758	577	(67)	510
Purchase commitments – short position		223,496	(7,997)	444	(7,553)
Shares		131,361	(4,448)	155	(4,293)
Commodities		2,000	(15)	5	(10)
Interest		64,256	(181)	(5)	(186)
Foreign currency		25,879	(3,353)	289	(3,064)
Commitments to sell – short position		442,462	(21,272)	(1,057)	(22,329)
Shares		137,322	(17,467)	(1,087)	(18,554)
Commodities		963	(32)	10	(22)
Interest		270,585	(66)	(13)	(79)
Foreign currency		33,592	(3,707)	33	(3,674)
Forward operations		4,755	549	(13)	536
Purchases receivable		187	452	(4)	448
Shares		157	157	(5)	152
Interest		30	295	1	296
Purchases payable obligations		-	(30)	-	(30)
Interest		-	(30)	-	(30)
Sales receivable		3,901	153	-	153
Shares		126	124	-	124
Commodities		6	6	-	6
Interest		-	23	-	23
Foreign currency		3,769	-	-	-
Sales deliverable obligations		667	(26)	(9)	(35)
Interest		23	(26)	1	(25)
Foreign currency		644	-	(10)	(10)
Credit derivatives		43,808	(101)	(11)	(112)
Asset position		28,724	542	(50)	492
Shares		2,192	71	15	86
Interest		26,532	471	(65)	406
Liability position		15,084	(643)	39	(604)
Shares		2,846	(58)	(58)	(116)
Interest		12,238	(585)	97	(488)
NDF - Non Deliverable Forward		326,100	(936)	450	(486)
Asset position		162,554	5,808	332	6,140
Shares		2,943	343	(2)	341
Foreign currency		159,611	5,465	334	5,799
Liability position		163,546	(6,744)	118	(6,626)
Commodities		867	(81)	(4)	(85)
Foreign currency		162,679	(6,663)	122	(6,541)
Other derivative financial instruments		8,170	44	(258)	(214)
Asset position		7,261	255	147	402
Shares		1,096	-	61	61
Commodities		72	-	1	1
Interest		6,093	255	85	340
Liability position		909	(211)	(405)	(616)
Shares		467	(1)	(4)	(5)
Commodities		47	(6)	(1)	(7)
Interest		301	(201)	(15)	(216)
Foreign currency		94	(3)	(385)	(388)
		Asset	52,915	25,293	78,208
		Liability	(56,371)	(20,490)	(76,861)
		Total	(3,456)	4,803	1,347

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount (1)	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2022
Future contracts	227,878	423,571	216,999	152,157	1,020,605
Swap contracts	267,484	151,436	176,320	975,785	1,571,025
Option contracts	456,100	462,790	374,678	58,633	1,352,201
Forwards	1,406	2,637	706	6	4,755
Credit derivatives	3,912	9,578	5,144	25,174	43,808
NDF - Non Deliverable Forward	116,901	111,325	55,411	42,463	326,100
Other derivative financial instruments	131	637	1,012	6,390	8,170
1) Comprises R$ 247,631 pegged to Libor.

F-35

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
	03/31/2023
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	901,626	1,012,926	1,451,262	1,926	21,442	79,663	-
Over-the-counter market	2	633,271	105,052	16,742	26,150	284,200	8,243
Financial institutions	-	507,192	65,442	16,732	26,150	144,593	5,535
Companies	2	115,679	38,214	10	-	138,159	2,705
Individuals	-	10,400	1,396	-	-	1,448	3
Total	901,628	1,646,197	1,556,314	18,668	47,592	363,863	8,243

	12/31/2022
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	1,020,604	991,559	1,255,056	4,696	17,806	70,562	-
Over-the-counter market	1	579,466	97,145	59	26,002	255,538	8,170
Financial institutions	-	465,917	52,177	53	26,002	117,077	5,938
Companies	1	105,076	43,949	6	-	137,091	2,227
Individuals	-	8,473	1,019	-	-	1,370	5
Total	1,020,605	1,571,025	1,352,201	4,755	43,808	326,100	8,170

F-36

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.
CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings.
	03/31/2023
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	20,766	1,982	7,031	10,752	1,001
TRS	15,996	15,996	-	-	-
Total by instrument	36,762	17,978	7,031	10,752	1,001
By risk rating
Investment grade	2,994	220	1,519	1,110	145
Below investment grade	33,768	17,758	5,512	9,642	856
Total by risk	36,762	17,978	7,031	10,752	1,001
By reference entity
Brazilian government	30,346	16,780	4,424	8,286	856
Governments – abroad	275	91	71	113	-
Private entities	6,141	1,107	2,536	2,353	145
Total by entity	36,762	17,978	7,031	10,752	1,001

	12/31/2022
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	18,156	2,534	6,368	9,176	78
TRS	16,000	16,000	-	-	-
Total by instrument	34,156	18,534	6,368	9,176	78
By risk rating
Investment grade	1,944	218	850	876	-
Below investment grade	32,212	18,316	5,518	8,300	78
Total by risk	34,156	18,534	6,368	9,176	78
By reference entity
Brazilian government	28,988	17,195	4,543	7,172	78
Governments – abroad	280	91	73	116	-
Private entities	4,888	1,248	1,752	1,888	-
Total by entity	34,156	18,534	6,368	9,176	78

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.
	03/31/2023
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,766)	10,830	(9,936)
TRS	(15,996)	-	(15,996)
Total	(36,762)	10,830	(25,932)

	12/31/2022
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(18,156)	9,652	(8,504)
TRS	(16,000)	-	(16,000)
Total	(34,156)	9,652	(24,504)

F-37

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.
Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:
	03/31/2023
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	242,022	-	242,022	(713)	-	241,309
Derivative financial instruments	88,374	-	88,374	(15,708)	(664)	72,002

	12/31/2022
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	221,776	-	221,776	(3,930)	-	217,846
Derivative financial instruments	78,208	-	78,208	(17,507)	(1,005)	59,696
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	03/31/2023
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	294,095	-	294,095	(38,595)	-	255,500
Derivative financial instruments	83,572	-	83,572	(15,708)	-	67,864

	12/31/2022
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	293,440	-	293,440	(40,156)	-	253,284
Derivative financial instruments	76,861	-	76,861	(17,507)	-	59,354
1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.
Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
F-38

Note 7 - Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

    •   Interest Rate: Risk of loss in transactions subject to interest rate variations.

    •   Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

    •   Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.

    •   Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.

    •   Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.

    •   Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

F-39

    •   Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	03/31/2023
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	138,588	579	579	138,555	579
Hedge of assets transactions	Loans and lease operations and Securities	7,016	-	(269)	(269)	6,750	(269)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	49,567	-	(794)	(794)	47,733	(794)
Hedge of loan operations	Loans and lease operations	10,202	-	(40)	(40)	10,241	(39)
Hedge of funding	Deposits	-	14,187	55	55	14,242	54
Hedge of assets denominated in UF	Securities	14,156	-	(31)	(31)	14,186	(31)
Foreign exchange risk
Hedge of highly probable forecast transactions		-	354	1	193	342	1
Hedge of funding	Deposits	-	353	-	-	353	-
Hedge of assets transactions	Loans and lease operations and Securities	53	-	2	2	51	2
Total		80,994	153,482	(497)	(305)	232,453	(497)

Strategies	Heading	12/31/2022
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	149,300	1,169	1,169	149,210	1,222
Hedge of assets transactions	Loans and lease operations and Securities	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of loan operations	Loans and lease operations	3,283	-	(6)	(6)	3,288	(6)
Hedge of funding	Deposits	-	6,881	86	86	6,967	86
Hedge of assets denominated in UF	Securities	7,871	-	16	16	7,853	16
Foreign exchange risk
Hedge of highly probable forecast transactions		-	343	4	191	343	4
Hedge of funding	Deposits	-	360	(1)	(1)	359	(1)
Total		70,964	156,884	(607)	(420)	225,396	(554)

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 192 (R$ 187 at 12/31/2022).

Hedge Instruments	03/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	193,038	33	40	(484)	(484)	-	-
Forward	16,526	10	99	(34)	(34)	-	-
Swaps	22,143	292	95	18	18	-	-
Foreign exchange risk
Futures	241	-	2	2	2	-	2
Forward	101	-	3	(1)	(1)	-	-
Swaps	404	38	-	2	2	-	-
Total	232,453	373	239	(497)	(497)	-	2

Hedge Instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	206,586	31	27	(653)	(706)	53	-
Forward	10,037	136	646	11	11	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk
Futures	249	2	-	-	-	-	378
Forward	94	-	1	4	4	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	225,396	424	685	(554)	(607)	53	379
1) Amounts recorded under heading Derivatives.

F-40

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.
The risk hedged in this type of strategy is the currency risk.
ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.
Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.
Strategies	03/31/2023
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	9,469	-	(14,845)	(14,845)	9,476	(15,071)
Total	9,469	-	(14,845)	(14,845)	9,476	(15,071)

Strategies	12/31/2022
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	8,983	-	(14,836)	(14,836)	9,933	(14,996)
Total	8,983	-	(14,836)	(14,836)	9,933	(14,996)
1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives.

At 12/31/2022 the amount of R$ 7,049 was reversed from the hedge relationship, the remaining balance of which in the Foreign currency conversion reserve (Stockholders' equity) is R$ (3,116), with no effect on the result as foreign investments were maintained.

Hedge instruments	03/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	721	-	-	(5,722)	(5,681)	(41)	-
Future / NDF - Non Deliverable Forward	5,574	60	137	(3,101)	(2,923)	(178)	-
Future / Financial Assets	3,181	4,102	1,585	(6,248)	(6,241)	(7)	-
Total	9,476	4,162	1,722	(15,071)	(14,845)	(226)	-

Hedge instruments	12/31/2022
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	1,673	-	-	(5,751)	(5,710)	(41)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(2,521)	(2,411)	(110)	-
Future / Financial Assets	3,074	4,380	1,839	(6,724)	(6,715)	(9)	-
Total	9,933	4,556	1,965	(14,996)	(14,836)	(160)	-
1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk:

    •   To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

F-41

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

    •   The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

    •   The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	03/31/2023
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	12,524	-	12,363	-	(161)	12,524	161
Hedge of funding	-	17,496	-	17,213	283	17,496	(281)
Hedge of securities	11,099	-	10,821	-	(278)	11,116	276
Total	23,623	17,496	23,184	17,213	(156)	41,136	156

Strategies	12/31/2022
	Hedge Item					Hedge Instruments (2)
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of securities	7,363	-	7,134	-	(229)	7,317	225
Total	23,394	14,603	22,716	13,905	20	37,951	(30)
1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 4,583 (R$ 4,349 at 12/31/2022), related to instruments exposed by the change in reference interest rates - IBORs.

At 03/31/2023, the amount of R$ 3,345 was reversed from the hedge relationship, the effective portion of which is R$ (124), which will be deferred in result until the maturity of the respective hedge items.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	03/31/2023
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	36,083	732	653	(7)	-
Futures	5,053	163	-	163	-
Total	41,136	895	653	156	-

Hedge Instruments	12/31/2022
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	35,091	1,002	929	(49)	(10)
Futures	2,860	4	-	19	-
Total	37,951	1,006	929	(30)	(10)
1) Amounts recorded under heading Derivatives.

F-42

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	03/31/2023			12/31/2022
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	138,555	33	138,588	149,210	(27)	149,300
Hedge of highly probable forecast transactions	342	(5)	354	343	1	343
Hedge of net investment in foreign operations	9,476	2,440	9,469	9,933	2,591	8,983
Hedge of loan operations (Fair value)	12,524	578	12,524	16,031	820	16,031
Hedge of loan operations (Cash flow)	10,241	(95)	10,202	3,288	(11)	3,283
Hedge of funding (Fair value)	17,496	(444)	17,496	14,603	(762)	14,603
Hedge of funding (Cash flow)	14,595	339	14,540	7,326	391	7,241
Hedge of assets transactions	6,801	-	7,069	6,528	1	6,894
Hedge of asset-backed securities under repurchase agreements	47,733	(39)	49,567	50,848	30	52,916
Hedge of assets denominated in UF	14,186	(99)	14,156	7,853	(646)	7,871
Hedge of securities	11,116	108	11,099	7,317	19	7,363
Total		2,816			2,407

F-43

The table below shows the breakdown by maturity of the hedging strategies:

	03/31/2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	103,354	24,455	1,557	8,108	-	1,081	-	138,555
Hedge of highly probable forecast transactions	342	-	-	-	-	-	-	342
Hedge of net investment in foreign operations (1)	9,476	-	-	-	-	-	-	9,476
Hedge of loan operations (Fair value)	1,559	2,508	2,321	1,674	2,961	1,501	-	12,524
Hedge of loan operations (Cash flow)	6,566	2,460	1,215	-	-	-	-	10,241
Hedge of funding (Fair value)	3,312	2,332	690	3,168	651	5,109	2,234	17,496
Hedge of funding (Cash flow)	8,200	4,452	-	707	919	317	-	14,595
Hedge of assets transactions	6,750	-	-	-	-	-	51	6,801
Hedge of asset-backed securities under repurchase agreements	7,893	24,094	15,093	653	-	-	-	47,733
Hedge of assets denominated in UF	14,186	-	-	-	-	-	-	14,186
Hedge of securities	4,798	3,038	834	223	978	570	675	11,116
Total	166,436	63,339	21,710	14,533	5,509	8,578	2,960	283,065

	12/31/2022
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	108,499	26,120	9,110	-	4,726	755	-	149,210
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of net investment in foreign operations (1)	9,933	-	-	-	-	-	-	9,933
Hedge of loan operations (Fair value)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of funding (Fair value)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of securities	3,215	660	1,547	180	346	673	696	7,317
Total	156,339	49,448	37,090	7,570	9,572	10,459	2,802	273,280

F-44

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:
	03/31/2023				12/31/2022
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1)	81,847	(2,528)	-	79,319	79,844	(3,165)	-	76,679
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1)	44,383	(26)	(4)	44,353	38,397	(486)	(1)	37,910
Argentina	2,205	(15)	-	2,190	2,791	(11)	-	2,780
Colombia	1,450	(14)	-	1,436	1,766	(284)	-	1,482
Chile	25,662	(13)	-	25,649	18,358	(129)	-	18,229
United States	9,265	(4)	-	9,261	9,104	(49)	-	9,055
Mexico	488	-	-	488	760	(3)	-	757
Paraguay	3,705	19	(4)	3,720	3,362	3	(1)	3,364
Switzerland	-	-	-	-	1,356	(11)	-	1,345
Uruguay	1,608	1	-	1,609	900	(2)	-	898
Corporate securities (1)	15,129	(4,914)	(90)	10,125	16,027	(3,791)	(77)	12,159
Shares	8,574	(4,809)	-	3,765	8,571	(3,686)	-	4,885
Rural product note	387	9	(1)	395	373	18	(1)	390
Bank deposit certificates	110	-	(12)	98	714	-	-	714
Debentures	1,473	(55)	(49)	1,369	1,231	(3)	(45)	1,183
Eurobonds and other	4,158	(63)	(25)	4,070	4,418	(112)	(27)	4,279
Financial bills	-	-	-	-	13	-	-	13
Other	427	4	(3)	428	707	(8)	(4)	695
Total	141,395	(7,468)	(130)	133,797	134,304	(7,442)	(114)	126,748
1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 43,386 (R$ 50,918 at 12/31/2022), b) Government securities - abroad R$ 5,078 (R$ 6,662 at 12/31/2022) and c) Corporate securities R$ 1,166 (720 at 12/31/2022), totaling R$ 49,630 (R$ 58,300 at 12/31/2022).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:
	03/31/2023		12/31/2022
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	61,455	56,174	59,304	55,517
Non-stated maturity	8,574	3,765	8,571	4,885
Up to one year	52,881	52,409	50,733	50,632
Non-current	79,940	77,623	75,000	71,231
From one to five years	55,684	55,173	49,068	47,705
From five to ten years	14,672	14,075	17,458	16,340
After ten years	9,584	8,375	8,474	7,186
Total	141,395	133,797	134,304	126,748

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:
	03/31/2023				12/31/2022
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	8,574	(4,809)	-	3,765	8,571	(3,686)	-	4,885
Total	8,574	(4,809)	-	3,765	8,571	(3,686)	-	4,885

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the periods, there was no receipt of dividends and at  12/31/2022 there were reclassifications of R$ (48.3) in Stockholders' equity, due to partial sale of XP INC shares (Note 3).

F-45

Reconciliation of expected loss for Other financial assets, segregated by stages:
01/01/2023
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2022								03/31/2023
Financial assets at fair value through other comprehensive income	(114)	(12)	(1)	-	-	-	-	-	(127)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	(1)	(3)	-	-	-	-	-	-	(4)
Corporate securities	(77)	(9)	(1)	-	-	-	-	-	(87)
Rural product note	(1)	-	-	-	-	-	-	-	(1)
Bank deposit certificate	-	(12)	-	-	-	-	-	-	(12)
Debentures	(45)	(1)	-	-	-	-	-	-	(46)
Eurobonds and other	(27)	3	(1)	-	-	-	-	-	(25)
Other	(4)	1	-	-	-	-	-	-	(3)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2022								03/31/2023
Financial assets at fair value through other comprehensive income	-	(3)	-	-	-	-	-	-	(3)
Corporate securities	-	(3)	-	-	-	-	-	-	(3)
Debentures	-	(3)	-	-	-	-	-	-	(3)
01/01/2022
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at fair value through other comprehensive income	(84)	(14)	(16)	-	-	-	-	-	(114)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	-	-	(1)	-	-	-	-	-	(1)
Corporate securities	(48)	(14)	(15)	-	-	-	-	-	(77)
Rural product note	-	(1)	-	-	-	-	-	-	(1)
Debentures	(44)	(1)	-	-	-	-	-	-	(45)
Eurobonds and other	(1)	(13)	(13)	-	-	-	-	-	(27)
Other	(3)	1	(2)	-	-	-	-	-	(4)

F-46

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:
	03/31/2023			12/31/2022
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1)	81,905	(28)	81,877	85,521	(30)	85,491
Government securities – abroad	42,233	(7)	42,226	39,243	(11)	39,232
Colombia	1,827	(1)	1,826	820	(1)	819
Chile	5,467	-	5,467	4,805	-	4,805
Korea	10,761	(1)	10,760	10,365	(2)	10,363
Spain	9,941	(1)	9,940	9,924	(2)	9,922
Mexico	13,654	(4)	13,650	13,246	(6)	13,240
Paraguay	105	-	105	59	-	59
Czech Republic	452	-	452	-	-	-
Uruguay	26	-	26	24	-	24
Corporate securities (1)	97,718	(2,086)	95,632	88,262	(1,997)	86,265
Rural product note	30,512	(103)	30,409	26,129	(140)	25,989
Bank deposit certificates	61	-	61	98	-	98
Real estate receivables certificates	5,940	(7)	5,933	5,738	(4)	5,734
Debentures	50,785	(1,951)	48,834	47,785	(1,835)	45,950
Eurobonds and other	570	(1)	569	118	-	118
Financial bills	760	-	760	113	-	113
Promissory and commercial notes	8,101	(17)	8,084	7,363	(13)	7,350
Other	989	(7)	982	918	(5)	913
Total	221,856	(2,121)	219,735	213,026	(2,038)	210,988

1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers and Post-employment benefits (Note 26b), were: a) Brazilian government securities R$ 28,020 (R$ 23,639 at 12/31/2022); and b) Corporate securities R$ 9,694 (R$ 12,718 at 12/31/2022), totaling R$ 37,714 (R$ 36,357 at 12/31/2022).

On January 1, 2023, a new business model was used, classified as Amortized Cost, for capital management of a company in Colombia (Itaú Colombia S.A.), in which Foreign Government Securities in the amount of R$ 1,026 were to be classified, previously classified in the Fair Value business model through Other Comprehensive Income.

On the same date, there was a change of Global Bonds, in the amount of R$ 408, from the business model Fair Value through Profit or Loss to Amortized Cost, referring to a company located in the Bahamas (Itaú Unibanco S.A., Nassau Branch) for compliance with a regulatory change related to the risk management of the trading portfolio and the banking portfolio.

On 03/31/2023, the fair value of reclassified assets would be R$ 1,273 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be R$ (101).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:
	03/31/2023		12/31/2022
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	70,666	69,746	62,125	61,528
Up to one year	70,666	69,746	62,125	61,528
Non-current	151,190	149,989	150,901	149,460
From one to five years	104,988	104,706	107,970	107,431
From five to ten years	41,709	40,925	38,526	37,625
After ten years	4,493	4,358	4,405	4,404
Total	221,856	219,735	213,026	210,988

F-47

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:
01/01/2022	01/01/2023
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2022								03/31/2023
Financial assets at amortized cost	(208)	37	(163)	4	8	-	(2)	-	(324)
Brazilian government securities	(30)	2	-	-	-	-	-	-	(28)
Government securities - abroad	(11)	6	(2)	-	-	-	-	-	(7)
Colombia	(1)	-	-	-	-	-	-	-	(1)
Korea	(2)	1	-	-	-	-	-	-	(1)
Spain	(2)	1	-	-	-	-	-	-	(1)
Mexico	(6)	4	(2)	-	-	-	-	-	(4)
Corporate securities	(167)	29	(161)	4	8	-	(2)	-	(289)
Rural product note	(105)	43	(22)	3	7	-	(2)	-	(76)
Real estate receivables certificates	(4)	(3)	-	-	-	-	-	-	(7)
Debentures	(44)	(4)	(138)	1	1	-	-	-	(184)
Eurobond and other	-	(1)	-	-	-	-	-	-	(1)
Promissory and commercial notes	(13)	(3)	(1)	-	-	-	-	-	(17)
Other	(1)	(3)	-	-	-	-	-	-	(4)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2022								03/31/2023
Financial assets at amortized cost	(114)	8	(1)	11	2	62	(8)	-	(40)
Corporate securities	(114)	8	(1)	11	2	62	(8)	-	(40)
Rural product note	(24)	3	(1)	2	2	-	(7)	-	(25)
Debentures	(86)	4	-	9	-	62	(1)	-	(12)
Other	(4)	1	-	-	-	-	-	-	(3)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2022								03/31/2023
Financial assets at amortized cost	(1,716)	(9)	-	30	-	-	-	(62)	(1,757)
Corporate securities	(1,716)	(9)	-	30	-	-	-	(62)	(1,757)
Rural product note	(11)	-	-	9	-	-	-	-	(2)
Debentures	(1,705)	(9)	-	21	-	-	-	(62)	(1,755)

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(74)	(80)	(149)	42	53	3	(3)	-	(208)
Brazilian government securities	(37)	7	-	-	-	-	-	-	(30)
Government securities - abroad	(7)	8	(18)	6	-	-	-	-	(11)
Colombia	(1)	1	(1)	-	-	-	-	-	(1)
Korea	-	(2)	-	-	-	-	-	-	(2)
Spain	(1)	-	(1)	-	-	-	-	-	(2)
Mexico	(5)	9	(16)	6	-	-	-	-	(6)
Corporate securities	(30)	(95)	(131)	36	53	3	(3)	-	(167)
Rural product note	(5)	(65)	(64)	8	21	3	(3)	-	(105)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(42)	(31)	15	32	-	-	-	(44)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(1)	(14)	4	-	-	-	-	(13)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)
01/01/2022
Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Corporate securities	(38)	(136)	(3)	104	3	9	(53)	-	(114)
Rural product note	-	(12)	(3)	-	3	9	(21)	-	(24)
Debentures	(38)	(120)	-	104	-	-	(32)	-	(86)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2021								12/31/2022
Financial assets at amortized cost	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Corporate securities	(1,836)	(244)	(27)	403	-	-	(3)	(9)	(1,716)
Rural product note	(9)	7	(6)	9	-	-	(3)	(9)	(11)
Debentures	(1,827)	(251)	(21)	394	-	-	-	-	(1,705)

F-48

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:
Loans and lease operations by type	03/31/2023	12/31/2022
Individuals	403,970	400,103
Credit card	131,254	135,855
Personal loan	56,940	53,945
Payroll loans	75,184	73,633
Vehicles	32,054	31,606
Mortgage loans	108,538	105,064
Corporate	138,467	139,268
Micro / small and medium companies	161,955	164,896
Foreign loans - Latin America	211,839	205,155
Total loans and lease operations	916,231	909,422
Provision for Expected Loss (1)	(53,037)	(52,324)
Total loans and lease operations, net of Expected Credit Loss	863,194	857,098
1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (815) (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,116) (R$ (2,874) at 12/31/2022).
By maturity	03/31/2023	12/31/2022
Overdue as from 1 day	29,980	30,656
Falling due up to 3 months	246,892	247,233
Falling due from 3 months to 12 months	230,265	228,942
Falling due after 1 year	409,094	402,591
Total loans and lease operations	916,231	909,422

By concentration	03/31/2023	12/31/2022
Largest debtor	5,861	5,916
10 largest debtors	34,458	33,265
20 largest debtors	52,999	50,714
50 largest debtors	85,051	85,427
100 largest debtors	117,214	118,015

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

F-49

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2023
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							03/31/2023
Individuals	305,210	(12,158)	(557)	7,165	41	-	7,133	306,834
Corporate	133,205	(181)	(11)	47	7	-	(659)	132,408
Micro / Small and medium companies	142,621	(3,832)	(372)	1,077	38	-	(1,394)	138,138
Foreign loans - Latin America	182,516	(2,739)	(199)	973	1	-	7,391	187,943
Total	763,552	(18,910)	(1,139)	9,262	87	-	12,471	765,323

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							03/31/2023
Individuals	59,639	(7,165)	(3,530)	12,158	333	-	(988)	60,447
Corporate	901	(47)	(53)	181	13	-	(55)	940
Micro / Small and medium companies	12,299	(1,077)	(1,285)	3,832	162	-	(362)	13,569
Foreign loans - Latin America	13,863	(973)	(1,099)	2,739	78	-	(249)	14,359
Total	86,702	(9,262)	(5,967)	18,910	586	-	(1,654)	89,315

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							03/31/2023
Individuals	35,254	(41)	(333)	557	3,530	(5,661)	3,383	36,689
Corporate	5,162	(7)	(13)	11	53	59	(146)	5,119
Micro / Small and medium companies	9,976	(38)	(162)	372	1,285	(1,395)	210	10,248
Foreign loans - Latin America	8,776	(1)	(78)	199	1,099	(372)	(86)	9,537
Total	59,168	(87)	(586)	1,139	5,967	(7,369)	3,361	61,593

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2022			03/31/2023
Individuals					400,103	(5,661)	9,528	403,970
Corporate					139,268	59	(860)	138,467
Micro / Small and medium companies					164,896	(1,395)	(1,546)	161,955
Foreign loans - Latin America					205,155	(372)	7,056	211,839
Total (2)					909,422	(7,369)	14,178	916,231
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2. 2) Comprises R$ 10,741 pegged to Libor.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	270,371	(65,771)	(2,966)	29,153	61	-	74,362	305,210
Corporate	128,519	(626)	(2,360)	1,098	137	-	6,437	133,205
Micro / Small and medium companies	124,555	(18,158)	(1,600)	16,215	170	-	21,439	142,621
Foreign loans - Latin America	178,719	(7,720)	(1,014)	2,426	19	-	10,086	182,516
Total	702,164	(92,275)	(7,940)	48,892	387	-	112,324	763,552

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	38,168	(29,153)	(13,041)	65,771	1,392	-	(3,498)	59,639
Corporate	1,600	(1,098)	(173)	626	19	-	(73)	901
Micro / Small and medium companies	16,749	(16,215)	(4,310)	18,158	1,167	-	(3,250)	12,299
Foreign loans - Latin America	13,389	(2,426)	(3,388)	7,720	831	-	(2,263)	13,863
Total	69,906	(48,892)	(20,912)	92,275	3,409	-	(9,084)	86,702

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2021							12/31/2022
Individuals	23,997	(61)	(1,392)	2,966	13,041	(13,876)	10,579	35,254
Corporate	4,915	(137)	(19)	2,360	173	(822)	(1,308)	5,162
Micro / Small and medium companies	8,666	(170)	(1,167)	1,600	4,310	(3,661)	398	9,976
Foreign loans - Latin America	12,942	(19)	(831)	1,014	3,388	(1,783)	(5,935)	8,776
Total	50,520	(387)	(3,409)	7,940	20,912	(20,142)	3,734	59,168

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2021			12/31/2022
Individuals					332,536	(13,876)	81,443	400,103
Corporate					135,034	(822)	5,056	139,268
Micro / Small and medium companies					149,970	(3,661)	18,587	164,896
Foreign loans - Latin America					205,050	(1,783)	1,888	205,155
Total (2)					822,590	(20,142)	106,974	909,422
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises R$ 14,052 pegged to Libor.
3) The change in the period of the parameter used to estimate the significant increase/reduction in credit risk caused an effect on the transfer from stage 1 to stage 2 in the amount of R$ 26,005 and in the transfer from stage 2 to 1 in the amount if R$ 27,155.
F-50

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,961 (R$ 1,949 at 12/31/2022) before the modification, which gave rise to an effect on profit or loss of R$ 2 (R$ 3 from 01/01 to 03/31/2022). At 03/31/2023, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 222 (R$ 601 at 12/31/2022).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2023
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							03/31/2023
Individuals	(5,414)	229	13	(279)	(2)	-	(106)	(5,559)
Corporate	(480)	2	1	(4)	(2)	-	(51)	(534)
Micro / Small and medium companies	(1,431)	71	5	(76)	(7)	-	57	(1,381)
Foreign loans - Latin America	(2,339)	57	5	(30)	-	-	(13)	(2,320)
Total	(9,664)	359	24	(389)	(11)	-	(113)	(9,794)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							03/31/2023
Individuals	(5,647)	279	1,177	(229)	(35)	-	(1,312)	(5,767)
Corporate	(503)	4	5	(2)	-	-	14	(482)
Micro / Small and medium companies	(2,227)	76	302	(71)	(32)	-	(383)	(2,335)
Foreign loans - Latin America	(1,546)	30	210	(57)	(25)	-	(203)	(1,591)
Total	(9,923)	389	1,694	(359)	(92)	-	(1,884)	(10,175)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							03/31/2023
Individuals	(19,220)	2	35	(13)	(1,177)	5,661	(4,534)	(19,246)
Corporate	(4,470)	2	-	(1)	(5)	(59)	(152)	(4,685)
Micro / Small and medium companies	(5,932)	7	32	(5)	(302)	1,395	(1,040)	(5,845)
Foreign loans - Latin America	(3,115)	-	25	(5)	(210)	372	(359)	(3,292)
Total	(32,737)	11	92	(24)	(1,694)	7,369	(6,085)	(33,068)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2022			03/31/2023 (2)
Individuals					(30,281)	5,661	(5,952)	(30,572)
Corporate					(5,453)	(59)	(189)	(5,701)
Micro / Small and medium companies					(9,590)	1,395	(1,366)	(9,561)
Foreign loans - Latin America					(7,000)	372	(575)	(7,203)
Total					(52,324)	7,369	(8,082)	(53,037)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (815) and Loan Commitments R$ (3,116).

F-51

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2022
Stage 1	Balance at	Transfer to Stage 2 (3)	Transfer to Stage 3 (1)	Cure from Stage 2 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(6,851)	2,045	222	(1,445)	(3)	-	618	(5,414)
Corporate	(413)	6	1	(127)	(3)	-	56	(480)
Micro / Small and medium companies	(1,812)	767	98	(806)	(33)	-	355	(1,431)
Foreign loans - Latin America	(2,373)	179	18	(91)	(5)	-	(67)	(2,339)
Total	(11,449)	2,997	339	(2,469)	(44)	-	962	(9,664)

Stage 2	Balance at	Cure to Stage 1 (3)	Transfer to Stage 3	Transfer from Stage 1 (3)	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(4,501)	1,445	4,648	(2,045)	(122)	-	(5,072)	(5,647)
Corporate	(865)	127	31	(6)	(9)	-	219	(503)
Micro / Small and medium companies	(1,556)	806	1,055	(767)	(201)	-	(1,564)	(2,227)
Foreign loans - Latin America	(1,353)	91	592	(179)	(219)	-	(478)	(1,546)
Total	(8,275)	2,469	6,326	(2,997)	(551)	-	(6,895)	(9,923)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2021							12/31/2022
Individuals	(12,868)	3	122	(222)	(4,648)	13,876	(15,483)	(19,220)
Corporate	(3,529)	3	9	(1)	(31)	822	(1,743)	(4,470)
Micro / Small and medium companies	(4,023)	33	201	(98)	(1,055)	3,661	(4,651)	(5,932)
Foreign loans - Latin America	(4,172)	5	219	(18)	(592)	1,783	(340)	(3,115)
Total	(24,592)	44	551	(339)	(6,326)	20,142	(22,217)	(32,737)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2021			12/31/2022 (2)
Individuals					(24,220)	13,876	(19,937)	(30,281)
Corporate					(4,807)	822	(1,468)	(5,453)
Micro / Small and medium companies					(7,391)	3,661	(5,860)	(9,590)
Foreign loans - Latin America					(7,898)	1,783	(885)	(7,000)
Total					(44,316)	20,142	(28,150)	(52,324)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (810) and Loan Commitments R$ (2,874).
3) Reflects the expected credit loss arising from the change in the period of the parameter used to estimate the significant increase/decrease in credit risk.

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:
	03/31/2023			12/31/2022
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,398	(653)	1,745	2,273	(617)	1,656
Up to 1 year	2,398	(653)	1,745	2,273	(617)	1,656
Non-current	9,325	(3,022)	6,303	9,087	(2,894)	6,193
From 1 to 2 years	1,979	(625)	1,354	1,888	(596)	1,292
From 2 to 3 years	1,508	(469)	1,039	1,455	(449)	1,006
From 3 to 4 years	1,057	(357)	700	1,026	(339)	687
From 4 to 5 years	828	(282)	546	814	(271)	543
Over 5 years	3,953	(1,289)	2,664	3,904	(1,239)	2,665
Total	11,723	(3,675)	8,048	11,360	(3,511)	7,849

Financial lease revenues are composed of:
	01/01 to 03/31/2023	01/01 to 03/31/2022
Financial income	229	196
Variable payments	2	2
Total	231	198

e) Operations of securitization or transfer and acquisition of financial assets

F-52

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:
Nature of operation	03/31/2023				12/31/2022
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	161	159	161	159	170	168	170	168
Working capital	560	560	560	560	602	602	602	602
Total	721	719	721	719	772	770	772	770
1) Under Other liabilities.

From 01/01 to 03/31/2023 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 47, net of the Allowance for Loan Losses (R$ 17 from 01/01 to 03/31/2022).

F-53

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	03/31/2023	01/01 to 03/31/2023
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	7,332	162	-	162
Joint ventures (2)	258	(15)	-	(15)
Total	7,590	147	-	147

	12/31/2022	01/01 to 03/31/2022
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	7,187	180	(5)	175
Joint ventures (2)	256	(15)	-	(15)
Total	7,443	165	(5)	160
1) At 03/31/2023, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (51.94% total capital and 42.40% voting capital; 51.94% total capital and 41.97% voting capital at 12/31/2022); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2022); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2022); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total and 16% voting capital at 12/31/2022); Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% total and voting capital; 31.42% at 12/31/2022); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2022); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2022); Tecnologia Bancária S.A. (28.05% total capital and  28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2022), CIP S.A. (23.33% total and voting capital; 23.33% at 12/31/2022); Prex Holding LLC (30% total and voting capital; 30% at 12/21/2022); Banfur International S.A. (30% total and voting capital; 30% at 12/31/2022) and Biomas - Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital).
2) At 03/31/2023, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2022); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2022) and includes result not arising from subsidiaries' net income.
F-54

Note 12 - Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 03/31/2023, total cash outflow with lease amounted to R$ 344 and lease agreements in the amount of R$ 54 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	03/31/2023	12/31/2022
Up to 3 months	285	283
3 months to 1 year	785	790
From 1 to 5 years	2,586	2,716
Over 5 years	1,011	930
Total Financial Liability	4,667	4,719

Lease amounts recognized in the Consolidated Statement of Income:
	01/01 to 03/31/2023	01/01 to 03/31/2022
Sublease revenues	7	5
Depreciation expenses	(207)	(233)
Interest expenses	(100)	(123)
Lease expenses for low value assets	(25)	(17)
Variable expenses not include in lease liabilities	(15)	(14)
Total	(340)	(382)

In the periods from 01/01 to 03/31/2023 and from 01/01 to 03/31/2022, there was no impairment adjustment.

F-55

Note 13 - Fixed assets

Fixed assets (1)	03/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,484	(3,999)	(165)	3,320
Land	-	1,219	-	-	1,219
Buildings and Improvements	4% to 10%	6,265	(3,999)	(165)	2,101
Other fixed assets		16,472	(11,883)	(45)	4,544
Installations and furniture	10% to 20%	3,620	(2,732)	(14)	874
Data processing systems	20% to 50%	9,957	(7,860)	(31)	2,066
Other (2)	10% to 20%	2,895	(1,291)	-	1,604
Total		23,956	(15,882)	(210)	7,864
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2024 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets (1)	12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		7,132	(3,835)	(151)	3,146
Land	-	1,199	-	-	1,199
Buildings and Improvements	4% to 10%	5,933	(3,835)	(151)	1,947
Other fixed assets		16,254	(11,588)	(45)	4,621
Installations and furniture	10% to 20%	3,559	(2,655)	(14)	890
Data processing systems	20% to 50%	9,786	(7,659)	(31)	2,096
Other (2)	10% to 20%	2,909	(1,274)	-	1,635
Total		23,386	(15,423)	(196)	7,767
1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2024 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

F-56

Note 14 - Goodwill and Intangible assets

		Note	Goodwill and intangible from acquisition	Intangible assets				Total
				Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates				8%	20%	20%	10% to 20%
Cost
Balance at	12/31/2022		12,431	2,366	5,423	16,088	7,634	43,942
Acquisitions			585	-	83	996	105	1,769
Rescissions / disposals			-	(41)	(4)	-	(48)	(93)
Exchange variation			356	26	4	44	41	471
Other (3)			-	(4)	49	-	-	45
Balance at	03/31/2023		13,372	2,347	5,555	17,128	7,732	46,134
Amortization
Balance at	12/31/2022		-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Amortization expense (2)			-	(19)	(110)	(595)	(316)	(1,040)
Rescissions / disposals			-	22	3	-	48	73
Exchange variation			-	(13)	(1)	(21)	(31)	(66)
Other (3)			-	4	(46)	-	-	(42)
Balance at	03/31/2023		-	(1,363)	(3,891)	(6,749)	(3,465)	(15,468)
Impairment		2d VIII
Balance at	12/31/2022		(4,881)	(559)	(171)	(824)	-	(6,435)
Exchange variation			(215)	(10)	-	-	-	(225)
Balance at	03/31/2023		(5,096)	(569)	(171)	(824)	-	(6,660)
Book value
Balance at	03/31/2023		8,276	415	1,493	9,555	4,267	24,006
1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (305) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 23 related to the hyperinflationary for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 3,157 (R$ 3,015 at 12/31/2022).

F-57

		Note	Goodwill and intangible from acquisition	Intangible assets				Total
	31/12/2022			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates				8%	20%	20%	10% to 20%
Cost	01/01/2022
Balance at	12/31/2021		13,031	2,657	6,476	11,157	6,431	39,752
Acquisitions			-	-	519	4,208	1,041	5,768
Rescissions / disposals			-	-	(23)	(1)	(480)	(504)
Exchange variation			(600)	(276)	(339)	-	(41)	(1,256)
Other (3)			-	(15)	(1,210)	724	683	182
Balance at	12/31/2022		12,431	2,366	5,423	16,088	7,634	43,942
Amortization
Balance at	12/31/2021		-	(1,374)	(4,149)	(4,220)	(1,984)	(11,727)
Amortization expense (2)			-	(115)	(517)	(1,511)	(1,200)	(3,343)
Rescissions / disposals			-	-	7	-	480	487
Exchange variation			-	116	188	(3)	28	329
Other (3)			-	16	734	(399)	(490)	(139)
Balance at	12/31/2022		-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Impairment		2d VIII
Balance at	12/31/2021		(5,209)	(712)	(171)	(823)	-	(6,915)
Increase			-	-	-	(1)	-	(1)
Exchange variation			328	153	-	-	-	481
Balance at	12/31/2022		(4,881)	(559)	(171)	(824)	-	(6,435)
Book value
Balance at	12/31/2022		7,550	450	1,515	9,131	4,468	23,114
1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,202) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 61 related to the hyperinflationary adjustment for Argentina.

F-58

Note 15 - Deposits

	03/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	390,129	401,780	791,909	376,238	372,635	748,873
Savings deposits	175,965	-	175,965	179,764	-	179,764
Interbank deposits	6,046	67	6,113	4,821	73	4,894
Time deposits	208,118	401,713	609,831	191,653	372,562	564,215
Non-interest bearing deposits	122,925	-	122,925	122,565	-	122,565
Demand deposits	116,974	-	116,974	117,587	-	117,587
Other deposits	5,951	-	5,951	4,978	-	4,978
Total	513,054	401,780	914,834	498,803	372,635	871,438

Note 16 - Financial liabilities designated at fair value through profit or loss

	03/31/2023			12/31/2022
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	1	60	61	2	62	64
Total	1	60	61	2	62	64

The effect of credit risk of these instruments is not significant at 03/31/2023 and 12/31/2022.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:
	Interest rate (p.a.)	03/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		93,871	89	93,960	90,700	119	90,819
Government securities	13.32% to 100% of SELIC	73,388	-	73,388	66,665	-	66,665
Corporate securities	45% to 95% of CDI	19,083	-	19,083	22,562	-	22,562
Own issue	12.8% to 15.75%	2	6	8	2	6	8
Foreign	0.9% to 70%	1,398	83	1,481	1,471	113	1,584
Assets received as collateral	13.3% to 13.65%	128,540	-	128,540	127,375	-	127,375
Right to sell or repledge the collateral	1.55% to 100% of SELIC	42,416	29,179	71,595	52,723	22,523	75,246
Total		264,827	29,268	294,095	270,798	22,642	293,440

b) Interbank market funds

	Interest rate (p.a.)	03/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.33% to 17.28%	3,861	69,000	72,861	3,842	62,763	66,605
Real estate credit bills	4.91% to 15.54%	25,360	10,159	35,519	24,274	3,843	28,117
Rural credit bills	4.22% to 13.9%	23,188	18,131	41,319	26,547	9,736	36,283
Guaranteed real estate bills	0% to 14.87%	5,166	47,099	52,265	4,908	45,667	50,575
Import and export financing	0% to 15.58%	84,363	7,794	92,157	74,304	26,848	101,152
Onlending domestic	0% to 18%	5,409	6,703	12,112	3,553	8,302	11,855
Total (1)		147,347	158,886	306,233	137,428	157,159	294,587
1) Comprises R$ 102 (R$ 1,032 at 12/31/2022) pegged to Libor.
Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

F-59

c) Institutional market funds

	Interest rate (p.a.)	03/31/2023			12/31/2022
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 100% of SELIC	10,544	44,130	54,674	9,851	44,689	54,540
Foreign loans through securities	0.09% to 5.61%	5,295	63,640	68,935	10,333	60,188	70,521
Funding from structured operations certificates (1)	1.54% to 20.16%	675	5,081	5,756	547	3,774	4,321
Total		16,514	112,851	129,365	20,731	108,651	129,382
1) The fair value of Funding from structured operations certificates issued is R$ 6,561 (R$ 4,949 at 12/31/2022).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	03/31/2023	12/31/2022

Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	2,332	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	952	1,047
	50	2019	2028	CDI + 0.72%	64	62
	2,281	2019	2029	CDI + 0.75%	2,931	2,834
	450	2020	2029	CDI + 1.85%	570	550
	106	2020	2030	IPCA + 4.64%	143	138
	1,556	2020	2030	CDI + 2%	1,978	1,907
	5,488	2021	2031	CDI + 2%	6,720	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,081	1,041
				Total	16,771	16,306

Subordinated euronotes - USD
	1,870	2012	2023	5.13%	9,674	9,735
	1,250	2017	Perpetual	7.72%	6,466	6,516
	750	2018	Perpetual	6.50%	3,820	3,985
	750	2019	2029	4.50%	3,872	3,932
	700	2020	Perpetual	4.63%	3,572	3,708
	501	2021	2031	3.88%	2,578	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	29,982	30,502

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,554	1,476
	97,962	2009	2035	4.75%	1,187	1,133
	1,060,250	2010	2032	4.35%	117	112
	1,060,250	2010	2035	3.90% to 3.96%	270	257
	1,060,250	2010	2036	4.48%	1,287	1,225
	1,060,250	2010	2038	3.93%	937	892
	1,060,250	2010	2040	4.15% to 4.29%	722	687
	1,060,250	2010	2042	4.45%	352	335
	57,168	2014	2034	3.80%	461	438
				Total	6,887	6,555

Subordinated bonds - COP
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	164	161
	780,392	2014	2024	LIB	870	901
				Total	1,034	1,177

Total					54,674	54,540

F-60

Note 18 - Other assets and liabilities

a) Other assets

	Note	03/31/2023	12/31/2022
Financial		110,285	111,284
At amortized cost		108,657	109,909
Receivables from credit card issuers		64,088	65,852
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,244	13,001
Trading and intermediation of securities		16,786	17,969
Income receivable		3,999	3,625
Operations without credit granting characteristics, net of provisions		9,303	7,900
Insurance and reinsurance operations		68	14
Net amount receivables from reimbursement of provisions	29c	955	899
Deposits in guarantee of fund raisings abroad		213	648
Other		1	1
At fair value through profit or loss		1,628	1,375
Other financial assets		1,628	1,375
Non-financial		20,450	17,474
Sundry foreign		1,043	965
Prepaid expenses		6,939	6,338
Sundry domestic		5,788	3,653
Assets of post-employment benefit plans	26e	399	411
Lease right-of-use		3,593	3,863
Other		2,688	2,244
Current		110,636	109,569
Non-current		20,099	19,189

b) Other liabilities

	Note	03/31/2023	12/31/2022
Financial		157,578	167,234
At amortized cost		156,805	166,651
Credit card operations		130,232	138,300
Trading and intermediation of securities		15,120	17,744
Foreign exchange portfolio		3,687	2,580
Finance leases		3,745	3,929
Other		4,021	4,098
At fair value through profit or loss		773	583
Other financial liabilities		773	583
Non-financial		51,672	47,895
Funds in transit		20,487	19,737
Charging and collection of taxes and similar		8,708	551
Social and statutory		4,770	10,375
Deferred income		2,591	2,737
Sundry domestic		5,349	4,730
Personnel provision		2,605	2,403
Provision for sundry payments		1,958	2,055
Obligations on official agreements and rendering of payment services		1,693	1,725
Liabilities from post-employment benefit plans	26e	2,240	2,320
Other		1,271	1,262
Current		199,971	205,883
Non-current		9,279	9,246

Note 19 - Stockholders’ equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

F-61

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		03/31/2023
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	03/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	03/31/2023	4,927,102,397	1,625,921,937	6,553,024,334	60,643
Residents abroad	03/31/2023	31,187,962	3,219,923,052	3,251,111,014	30,086
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(24,713,013)	(24,713,013)	642
Treasury shares (1)	03/31/2023	-	4,555,675	4,555,675	(118)
Number of total shares at the end of the period (2)	03/31/2023	4,958,290,359	4,841,289,314	9,799,579,673
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660

		12/31/2022
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	12/31/2021	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Treasury shares (1)	12/31/2021	-	24,244,725	24,244,725	(528)
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
Number of total shares at the end of the period (2)	12/31/2021	4,958,290,359	4,821,600,264	9,779,890,623
1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:
Cost / market value	03/31/2023		12/31/2022
	Common	Preferred	Common	Preferred
Minimum	-	25.52	-	-
Weighted Average	-	26.49	-	-
Maximum	-	27.13	-	-
Treasury Shares
Average cost	-	25.98	-	21.76
Market value on the last day of the base date	21.06	24.74	21.89	25.00
F-62

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws.  Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	03/31/2023	03/31/2022
Statutory net income	7,773	6,993
Adjustments:
(-) Legal reserve - 5%	(389)	(350)
Dividend calculation basis	7,384	6,643
Minimum mandatory dividend - 25%	1,846	1,661
Dividends and interest on capital paid / accrued	2,623	1,661

II - Stockholders' compensation

		03/31/2023
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			346	(52)	294
Interest on capital - 2 monthly installment paid from February to March 2023		0.0150	346	(52)	294
Accrued (Recorded in Other liabilities - Social and statutory)			2,740	(411)	2,329
Interest on capital - 1 monthly installment paid on 04/03/2023		0.0150	173	(26)	147
Interest on capital - credited on 03/13/2023 to be paid until 08/31/2023		0.2227	2,567	(385)	2,182
Total -	01/01 to 03/31/2023		3,086	(463)	2,623

		03/31/2022
		Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid			345	(52)	293
Interest on capital - 2 monthly installments paid from February to March 2022		0.0150	345	(52)	293
Accrued (Recorded in Other liabilities - Social and statutory)			1,609	(241)	1,368
Interest on capital - 1 monthly installment paid on 04/01/2022		0.0150	173	(26)	147
Interest on capital		0.1245	1,436	(215)	1,221
Total -	01/01 to 03/31/2022		1,954	(293)	1,661
F-63

c) Capital reserves and profit reserves

		03/31/2023	03/31/2022
Capital reserves		2,067	1,915
Premium on subscription of shares		284	284
Share-based payment		1,779	1,627
Reserves from tax incentives, restatement of equity securities and other		4	4
Profit reserves		90,688	70,045
Legal (1)		15,460	13,936
Statutory (2,3)		86,709	67,626
Corporate reorganizations	2d I	(11,481)	(11,517)
Total reserves at parent company		92,755	71,960

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the yield flow to shareholders.
3) Includes R$ (824) which refers to net income remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	03/31/2023	12/31/2022	01/01 to 03/31/2023	01/01 to 03/31/2022
Banco Itaú Chile	7,605	6,926	148	263
Itaú Colombia S.A.	16	14	-	3
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	802	769	33	21
Luizacred S.A. Soc. Cred. Financiamento Investimento	359	377	(18)	(13)
Other	1,187	1,304	16	10
Total	9,969	9,390	179	284

Note 20 - Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.
The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.
Expenses on share-based payment plans are presented in the table below:
	01/01 to 03/31/2023	01/01 to 03/31/2022
Partner plan	(36)	-
Share-based plan	(102)	(46)
Total	(138)	(46)

F-64

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.
The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.
The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the partner program
	01/01 to 03/31/2023	01/01 to 03/31/2022
	Quantity	Quantity
Opening balance	48,253,812	36,943,996
New	22,852,296	21,104,876
Delivered	(9,533,753)	(9,226,877)
Cancelled	(204,281)	(136,757)
Closing balance	61,368,074	48,685,238
Weighted average of remaining contractual life (years)	3.09	2.97
Market value weighted average (R$)	21.87	22.23

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
	01/01 to 03/31/2023	01/01 to 03/31/2022
	Quantity	Quantity
Opening balance	44,230,077	36,814,248
New	20,350,440	21,047,203
Delivered	(17,161,702)	(13,760,228)
Cancelled	(174,568)	(238,271)
Closing balance	47,244,247	43,862,952
Weighted average of remaining contractual life (years)	1.50	1.64
Market value weighted average (R$)	25.71	24.77

F-65

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 03/31/2023	01/01 to 03/31/2022
Compulsory deposits in the Central Bank of Brazil	2,978	2,026
Interbank deposits	943	466
Securities purchased under agreements to resell	10,275	4,179
Financial assets at fair value through other comprehensive income	6,536	2,136
Financial assets at amortized cost	3,509	2,730
Loan operations	32,675	25,129
Other financial assets	330	213
Total	57,246	36,879

b) Interest and similar expense

	01/01 to 03/31/2023	01/01 to 03/31/2022
Deposits	(17,177)	(8,592)
Securities sold under repurchase agreements	(10,805)	(4,960)
Interbank market funds	(8,843)	(8,094)
Institutional market funds	(2,732)	(2,750)
Other	(96)	(86)
Total	(39,653)	(24,482)

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 03/31/2023	01/01 to 03/31/2022
Securities	5,644	1,192
Derivatives (1)	(2,875)	(5,497)
Financial assets designated at fair value through profit or loss	205	700
Other financial assets at fair value through profit or loss	498	475
Financial liabilities at fair value through profit or loss	(375)	(450)
Financial liabilities designated at fair value	15	(18)
Total	3,112	(3,598)
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 03/31/2023, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (99) of expected losses (R$ (120) from 01/01 to 03/31/2022), R$ (16) for Financial assets – Fair value through other comprehensive income (R$ (30) from 01/01 to 03/31/2022) and R$ (83) for Financial assets – Amortized cost (R$ (90) from 01/01 to 03/31/2022).

F-66

Note 22 - Commissions and banking fees

	01/01 to 03/31/2023	01/01 to 03/31/2022
Credit and debit cards	5,151	4,621
Current account services	1,782	1,960
Asset management	1,377	1,409
Funds	1,073	1,157
Consortia	304	252
Credit operations and financial guarantees provided	630	634
Credit operations	277	324
Financial guarantees provided	353	310
Collection services	504	492
Advisory services and brokerage	694	768
Custody services	149	161
Other	768	631
Total	11,055	10,676

Note 23 - General and administrative expenses

	01/01 to 03/31/2023	01/01 to 03/31/2022
Personnel expenses	(7,638)	(7,951)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other (1)	(6,119)	(6,602)
Employees’ profit sharing and Share-based payment	(1,519)	(1,349)
Administrative expenses	(4,484)	(3,867)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(1,942)	(1,727)
Data processing and telecommunications	(1,195)	(932)
Installations and Materials	(611)	(591)
Advertising, promotions and publicity	(412)	(350)
Other	(324)	(267)
Depreciation and amortization	(1,645)	(1,402)
Other expenses	(3,563)	(3,600)
Selling - credit cards	(1,597)	(1,639)
Claims losses	(228)	(278)
Selling of non-financial products	(130)	(102)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(31)	(14)
Provision for lawsuits civil	(271)	(257)
Provision for tax and social security lawsuits	(118)	(321)
Refund of interbank costs	(91)	(91)
Impairment	(14)	-
Other	(1,083)	(898)
Total	(17,330)	(16,820)
1) Includes the effects of the Voluntary Severance Program.

F-67

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:
Due on operations for the period	01/01 to 03/31/2023	01/01 to 03/31/2022
Income / (loss) before income tax and social contribution	8,237	9,162
Charges (income tax and social contribution) at the rates in effect	(3,707)	(4,123)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	81	84
Foreign exchange variation on investments abroad	(1)	(101)
Interest on capital	1,387	293
Other nondeductible expenses net of non taxable income (1)	(5)	1,712
Income tax and social contribution expenses	(2,245)	(2,135)
Related to temporary differences
Increase / (reversal) for the period	1,542	(75)
(Expenses) / Income from deferred taxes	1,542	(75)
Total income tax and social contribution expenses	(703)	(2,210)
1) Includes temporary (additions) and exclusions.
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b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2023	12/31/2022	Realization / Reversal	Increase	03/31/2023
Reflected in income	55,806	(7,662)	8,908	57,052
Provision for expected loss	34,160	(2,019)	3,812	35,953
Related to tax losses and social contribution loss carryforwards	2,496	(79)	555	2,972
Provision for profit sharing	2,635	(2,635)	1,145	1,145
Provision for devaluation of securities with permanent impairment	812	(86)	125	851
Provisions	5,734	(360)	358	5,732
Civil lawsuits	1,230	(118)	110	1,222
Labor claims	3,010	(222)	221	3,009
Tax and social security lawsuits	1,494	(20)	27	1,501
Legal obligations	464	(65)	17	416
Adjustments of operations carried out on the futures settlement market	171	(171)	235	235
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	1,076	1,076
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(1,438)	1,585	8,277
Reflected in stockholders’ equity	3,453	(279)	272	3,446
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(159)	267	2,654
Cash flow hedge	342	(120)	-	222
Other	565	-	5	570
Total (1,2)	59,259	(7,941)	9,180	60,498
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,568 and R$ 419, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

01/01/2022	12/31/2021	Realization / Reversal	Increase	12/31/2022
Reflected in income	53,135	(19,244)	21,915	55,806
Provision for expected loss	28,428	(7,622)	13,354	34,160
Related to tax losses and social contribution loss carryforwards	3,751	(1,518)	263	2,496
Provision for profit sharing	2,265	(2,265)	2,635	2,635
Provision for devaluation of securities with permanent impairment	998	(595)	409	812
Provisions	5,848	(1,699)	1,585	5,734
Civil lawsuits	1,257	(400)	373	1,230
Labor claims	3,175	(1,204)	1,039	3,010
Tax and social security lawsuits	1,416	(95)	173	1,494
Legal obligations	822	(379)	21	464
Adjustments of operations carried out on the futures settlement market	-	-	171	171
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	804	804
Provision relating to health insurance operations	437	(59)	22	400
Other	7,860	(2,381)	2,651	8,130
Reflected in stockholders’ equity	2,447	(1,249)	2,255	3,453
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,445	(1,127)	2,228	2,546
Cash flow hedge	461	(122)	3	342
Other	541	-	24	565
Total (1,2)	55,582	(20,493)	24,170	59,259
1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,634 and R$ 345, respectively.
2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.
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II - The deferred tax liabilities balance and its changes are represented by:

01/01/2023	12/31/2022	Realization / reversal	Increase	03/31/2023
Reflected in income	7,111	(1,836)	1,540	6,815
Depreciation in excess finance lease	141	(10)	-	131
Adjustment of deposits in guarantee and provisions	1,439	(92)	53	1,400
Post-employment benefits	17	(8)	35	44
Adjustments of operations carried out on the futures settlement market	42	(42)	51	51
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,361	1,361
Taxation of results abroad – capital gains	734	(27)	16	723
Other	3,184	(103)	24	3,105
Reflected in stockholders’ equity	859	(69)	744	1,534
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(69)	744	1,529
Post-employment benefits	5	-	-	5
Total (1)	7,970	(1,905)	2,284	8,349
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,568 and R$ 419, respectively.
01/01/2022
	12/31/2021	Realization / reversal	Increase	12/31/2022
Reflected in income	4,580	(592)	3,123	7,111
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(156)	173	1,439
Post-employment benefits	6	(6)	17	17
Adjustments of operations carried out on the futures settlement market	237	(237)	42	42
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,554	1,554
Taxation of results abroad – capital gains	834	(104)	4	734
Other	1,873	(18)	1,329	3,184
Reflected in stockholders’ equity	189	(116)	786	859
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(114)	786	854
Cash flow hedge	1	(1)	-	-
Post-employment benefits	6	(1)	-	5
Total (1)	4,769	(708)	3,909	7,970
1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 51,634 and R$ 345, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2023	13,152	22.9%	1,827	61.5%	14,979	24.8%	(271)	3.2%	14,708	28.2%
2024	13,850	24.1%	813	27.4%	14,663	24.2%	(261)	3.1%	14,402	27.6%
2025	6,605	11.5%	185	6.2%	6,790	11.2%	(181)	2.2%	6,609	12.7%
2026	5,988	10.4%	136	4.6%	6,124	10.1%	(158)	1.9%	5,966	11.4%
2027	6,825	11.9%	3	0.1%	6,828	11.3%	(268)	3.2%	6,560	12.6%
After 2027	11,106	19.2%	8	0.2%	11,114	18.4%	(7,210)	86.4%	3,904	7.5%
Total	57,526	100.0%	2,972	100.0%	60,498	100.0%	(8,349)	100.0%	52,149	100.0%
Present value (1)	50,426		2,806		53,232		(6,163)		47,069
1) The average funding rate, net of tax effects, was used to determine the present value.
Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

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IV - Deferred tax assets not accounted

At 03/31/2023, deferred tax assets not accounted for correspond to R$ 456 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 642 at 12/31/2022).

c) Tax liabilities

	Note	03/31/2023	12/31/2022
Taxes and contributions on income payable		1,246	2,950
Deferred tax liabilities	24b II	419	345
Other		5,137	3,478
Total		6,802	6,773
Current		5,412	5,964
Non-current		1,390	809
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Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.
	01/01 to 03/31/2023	01/01 to 03/31/2022
Net income attributable to owners of the parent company	7,355	6,668
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	3,615	3,266
Preferred	3,525	3,187
Total net income available to equity owners
Common	3,724	3,375
Preferred	3,631	3,293
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359
Preferred	4,833,480,639	4,835,217,789
Basic earnings per share – R$
Common	0.75	0.68
Preferred	0.75	0.68

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.
	01/01 to 03/31/2023	01/01 to 03/31/2022
Net income available to preferred equity owners	3,631	3,293
Dividends on preferred shares after dilution effects	16	13
Net income available to preferred equity owners considering preferred shares after the dilution effect	3,647	3,306
Net income available to ordinary equity owners	3,724	3,375
Dividend on preferred shares after dilution effects	(16)	(13)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	3,708	3,362
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359
Preferred	4,874,904,063	4,873,102,641
Preferred	4,833,480,639	4,835,217,789
Incremental as per share-based payment plans	41,423,424	37,884,852
Diluted earnings per share – R$
Common	0.75	0.68
Preferred	0.75	0.68
There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

F-72

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

    •   Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined.

    •   Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

    •   Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:
Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
Supplementary Retirement Plan – Flexible Premium Annuity
Franprev Benefit Plan
002 Benefit Plan
Prebeg Benefit Plan
UBB PREV Defined Benefit Plan
Benefit Plan II
Itaulam Basic Plan
Itaucard Defined Benefit Plan
Itaú Unibanco Main Retirement Plan
	Itaubanco Defined Contribution Plan	Defined Contribution
Itaubank Retirement Plan
Redecard Pension Plan
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
Itaulam Supplementary Plan
Itaucard Variable Contribution Plan
Itaú Unibanco Supplementary Retirement Plan
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan l	Defined Benefit
	Benefit Plan ll	Variable Contribution
Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations.
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a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.
The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.
	03/31/2023	03/31/2022
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit
1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival  regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.
Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

    •   Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

    •   Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

    •   Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).
Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:
Types	Fair value		% Allocation
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Fixed income securities	20,927	20,684	94.4%	94.4%
Quoted in an active market	20,332	20,102	91.7%	91.7%
Non quoted in an active market	595	582	2.7%	2.7%
Variable income securities	494	515	2.3%	2.3%
Quoted in an active market	482	508	2.2%	2.3%
Non quoted in an active market	12	7	0.1%	-
Structured investments	143	138	0.6%	0.6%
Non quoted in an active market	143	138	0.6%	0.6%
Real estate	528	527	2.4%	2.4%
Loans to participants	73	69	0.3%	0.3%
Total	22,165	21,933	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to group companies, with a fair value of R$ 410 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.
		03/31/2023
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		543	(489)	(94)	(40)	(11)	(1)	(12)	(21)	(73)
1 - Cost of current service		-	(7)	-	(7)	-	-	-	-	(7)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest (1)		543	(482)	(94)	(33)	11	(1)	10	(21)	(44)
4 - Other expenses (2)		-	-	-	-	(22)	-	(22)	-	(22)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(2)	(1)	(11)	(14)	-	-	-	-	(14)
5 - Effects on asset ceiling (4)		-	-	(11)	(11)	-	-	-	-	(11)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan (3)		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(2)	(1)	-	(3)	-	-	-	-	(3)
Other (8+9+10)		(309)	419	-	110	-	-	-	45	155
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(419)	419	-	-	-	-	-	45	45
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at the end of period		22,165	(19,708)	(3,839)	(1,382)	409	(43)	366	(825)	(1,841)
Amount recognized in Assets	18a				33			366	-	399
Amount recognized in Liabilities	18b				(1,415)			-	(825)	(2,240)
		12/31/2022
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amounts recognized in income (1+2+3+4)		1,995	(1,845)	(308)	(158)	(36)	-	(36)	(246)	(440)
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest (1)		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses (2)		-	-	-	-	(75)	-	(75)	-	(75)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(447)	596	(171)	(22)	9	(40)	(31)	25	(28)
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan (3)		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		(1,527)	1,651	-	124	-	-	-	151	275
8 - Receipt by Destination of Resources (4)		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at the end of period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amount recognized in Assets	18a				33			378	-	411
Amount recognized in Liabilities	18b				(1,471)			-	(849)	(2,320)
1) Corresponds to the amount calculated on 01/01/2023 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments / receipts of benefits / contributions, multiplied by the discount rate of 10.34% p.a. (on 01/01/2022 the rate used was 9.46% p.a.)
2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
3) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.
4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.
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f) Defined benefit contributions

	Estimated contributions	Contributions made
	2023	01/01 to 03/31/2023	01/01 to 03/31/2022
Retirement plan - FIU	39	15	8
Retirement plan - FUNBEP	85	87	6
Total (1)	124	102	14
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2023	2024	2025	2026	2027	2028	to	2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		1,988	1,937	1,884	1,947	1,982	10,469
1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:
Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48
1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Insurance contracts and private pension portfolios and measurement approach are presented below:

F-77

	Note	03/31/2023			12/31/2022
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income
			Operating	Financial		Operating	Financial
General Model (BBA)		14,555	634	(242)	14,320	1,691	(1,251)
lnsurance (1)	27a I	4,634	590	(57)	4,496	1,776	(196)
Private pension	27a II	9,921	44	(185)	9,824	(85)	(1,055)
Variable Fee Approach (VFA)	27a II	224,222	426	(5,515)	218,398	1,745	(20,605)
Private pension		224,222	426	(5,515)	218,398	1,745	(20,605)
Simplified Model (PAA)	27a I	403	474	1	385	1,892	(17)
lnsurance		434	480	2	408	1,898	(14)
Reinsurance		(31)	(6)	(1)	(23)	(6)	(3)
Total Insurance contracts and private pension		239,180	1,534	(5,756)	233,103	5,328	(21,873)
lnsurance		5,068	1,070	(55)	4,904	3,674	(210)
Reinsurance		(31)	(6)	(1)	(23)	(6)	(3)
Private pension		234,143	470	(5,700)	228,222	1,660	(21,660)
Current		403			385
Non-current		238,777			232,718
1) Composed of assets of R$ (21) and liabilities of R$ 4,655 (R$ 4,496 at 12/31/2022).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	03/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	2,248	1,936	697	4,881	1,384	2,065	679	4,128
Operating Income from Insurance Contracts and Private Pension	(1,385)	(35)	356	(1,064)	(5,124)	(104)	1,560	(3,668)
Financial Income from Insurance Contracts and Private Pension	23	33	5	61	123	(25)	32	130
Premiums Received, Claims and Other Expenses Paid	1,539	-	(380)	1,159	5,865	-	(1,574)	4,291
Closing Balance	2,425	1,934	678	5,037	2,248	1,936	697	4,881

	03/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	(145)	4,756	270	4,881	866	2,964	298	4,128
Realization of Insurance Contractual Margin	-	(1,097)	-	(1,097)	-	(3,766)	-	(3,766)
Actuarial Remeasurements	109	(74)	(2)	33	(676)	804	(30)	98
Operating Income from Insurance Contracts and Private Pension	109	(1,171)	(2)	(1,064)	(676)	(2,962)	(30)	(3,668)
New Recognized Insurance Contracts	(1,170)	1,167	3	-	(4,569)	4,565	4	-
Financial Income from Insurance Contracts and Private Pension	(10)	66	5	61	(57)	189	(2)	130
Recognized in Income for the period	(13)	66	3	56	11	189	13	213
Recognized in Other Comprehensive Income	3	-	2	5	(68)	-	(15)	(83)
Premiums Received, Claims and Other Expenses Paid	1,159	-	-	1,159	4,291	-	-	4,291
Closing Balance	(57)	4,818	276	5,037	(145)	4,756	270	4,881

F-78

II - Private pension

	03/31/2023				12/31/2022
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	227,952	184	86	228,222	209,463	110	87	209,660
Operating Income from Insurance Contracts and Private Pension	(19,224)	(29)	18,783	(470)	(83,040)	164	81,216	(1,660)
Financial Income from Insurance Contracts and Private Pension	5,750	42	1	5,793	20,483	(90)	2	20,395
Premiums Received, Claims and Other Expenses Paid	19,377	-	(18,779)	598	81,046	-	(81,219)	(173)
Closing Balance	233,855	197	91	234,143	227,952	184	86	228,222

	03/31/2023				12/31/2022
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	210,255	17,696	271	228,222	188,469	20,891	300	209,660
Realization of Insurance Contractual Margin	-	(459)	-	(459)	-	(1,870)	-	(1,870)
Actuarial Remeasurements	(1,883)	1,872	-	(11)	3,701	(3,466)	(25)	210
Operating Income from Insurance Contracts and Private Pension	(1,883)	1,413	-	(470)	3,701	(5,336)	(25)	(1,660)
New Recognized Insurance Contracts	(535)	534	1	-	(2,127)	2,120	7	-
Financial Income from Insurance Contracts and Private Pension	5,783	5	5	5,793	20,385	21	(11)	20,395
Recognized in Income for the period	5,692	5	3	5,700	21,630	21	9	21,660
Recognized in Other Comprehensive Income	91	-	2	93	(1,245)	-	(20)	(1,265)
Premiums Received, Claims and Other Expenses Paid	598	-	-	598	(173)	-	-	(173)
Closing Balance	214,218	19,648	277	234,143	210,255	17,696	271	228,222

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 222,214 (R$ 216,467 at 12/31/2022).

b) Contractual service margin

ITAÚUNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	03/31/2023			12/31/2022
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	1,809	1,782	3,591	1,767	1,756	3,523
2 years	1,089	1,880	2,969	1,067	1,854	2,921
3 years	855	1,901	2,756	830	1,868	2,698
4 years	660	1,891	2,551	631	1,856	2,487
5 years	331	1,775	2,106	361	1,745	2,106
Over 5 years	74	10,419	10,493	100	8,617	8,717
Total	4,818	19,648	24,466	4,756	17,696	22,452

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 672 (R$ 3,128 from 01/01 to 12/31/2022), with the balance of margin of these contracts corresponding to R$ 21,979 (R$ 19,042 at 12/31/2022).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	03/31/2023					12/31/2022
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	5.60%	5.88%	6.03%	6.24%	6.40%	6.72%	6.24%	6.20%	6.33%	6.44%
IPCA	6.40%	5.62%	5.74%	5.96%	6.02%	6.86%	6.06%	5.98%	5.92%	5.90%
TR	10.82%	10.57%	10.86%	11.27%	11.34%	11.34%	10.91%	10.97%	11.02%	11.06%
F-79

d) Claims development

Occurrence date		12/31/2019	12/31/2020	12/31/2021	12/31/2022	03/31/2023	Total
At the end of event period		930	1,026	1,267	1,171	195
After 1 year		1,156	1,253	1,536	1,325
After 2 years		1,187	1,288	1,549
After 3 years		1,205	1,291
After 4 years		1,207
Accumulated payments through base date		1,187	1,271	1,520	1,283	139	5,400
Liabilities recognized in the balance sheet							686
Liabilities in relation to prior periods							38
Other estimates							19
Adjustment to present value							(18)
Risk adjustment to non-financial risk							44
Liability for Claims incurred at	03/31/2023						769

Note 28 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date.

The methods and assumptions used to estimate the fair value are defined below:

    •    Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

    •    Interbank deposits, Deposits, Interbank and Institutional Market Funds - They are calculated by discounting estimated cash flows at market interest rates.

    •    Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

F-80

    •    Loans and financial leases - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

    •    Other financial assets / liabilities - Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 130,250 (R$ 139,133 at 12/31/2022) with an estimated fair value of R$ 162 (R$ 161 at 12/31/2022).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy:

	03/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	409,625	116,575	1,725	527,925	396,993	115,792	437	513,222
Financial assets at fair value through profit or loss	279,261	113,186	1,681	394,128	274,659	111,436	379	386,474
Investment funds	407	29,244	-	29,651	954	31,537	-	32,491
Brazilian government securities	229,714	6,867	-	236,581	226,056	5,856	-	231,912
Government securities – other countries	8,668	-	-	8,668	8,017	-	-	8,017
Corporate securities	40,472	75,523	1,605	117,600	39,632	72,708	339	112,679
Shares	6,918	13,230	88	20,236	5,817	9,634	86	15,537
Rural product note	-	2,180	11	2,191	-	2,510	7	2,517
Bank deposit certificates	-	267	-	267	-	360	-	360
Real estate receivables certificates	-	843	167	1,010	-	1,329	151	1,480
Debentures	30,215	33,681	1,327	65,223	29,446	33,412	84	62,942
Eurobonds and other	3,339	-	5	3,344	4,369	-	4	4,373
Financial bills	-	20,006	7	20,013	-	19,371	7	19,378
Promissory and commercial notes	-	3,296	-	3,296	-	3,900	-	3,900
Other	-	2,020	-	2,020	-	2,192	-	2,192
Other Financial Assets	-	1,552	76	1,628	-	1,335	40	1,375
Financial assets at fair value through other comprehensive income	130,364	3,389	44	133,797	122,334	4,356	58	126,748
Brazilian government securities	79,121	198	-	79,319	75,647	1,032	-	76,679
Government securities – other countries	44,353	-	-	44,353	37,910	-	-	37,910
Corporate securities	6,890	3,191	44	10,125	8,777	3,324	58	12,159
Shares	3,647	74	44	3,765	4,770	70	45	4,885
Rural product note	-	395	-	395	-	390	-	390
Bank deposit certificates	12	86	-	98	551	150	13	714
Debentures	513	856	-	1,369	538	645	-	1,183
Eurobonds and other	2,718	1,352	-	4,070	2,918	1,361	-	4,279
Financial credit bills	-	-	-	-	-	13	-	13
Other (Corporate securities)	-	428	-	428	-	695	-	695
Financial liabilities at fair value through profit or loss	-	825	9	834	-	647	-	647
Structured notes	-	61	-	61	-	64	-	64
Other financial liabilities	-	764	9	773	-	583	-	583

F-81

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.
	03/31/2023				12/31/2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	9	87,841	524	88,374	29	77,508	671	78,208
Swap Contracts – adjustment receivable	-	40,639	498	41,137	-	46,271	631	46,902
Option Contracts	-	20,341	16	20,357	-	23,637	34	23,671
Forward Contracts	-	17,062	10	17,072	-	595	6	601
Credit derivatives	-	452	-	452	-	492	-	492
NDF - Non Deliverable Forward	-	8,596	-	8,596	-	6,140	-	6,140
Other derivative financial instruments	9	751	-	760	29	373	-	402
Liabilities	(175)	(82,970)	(427)	(83,572)	(186)	(76,106)	(569)	(76,861)
Swap Contracts – adjustment payable	-	(35,382)	(417)	(35,799)	-	(38,507)	(561)	(39,068)
Option Contracts	-	(22,359)	-	(22,359)	-	(29,880)	(2)	(29,882)
Forward Contracts	-	(17,205)	-	(17,205)	-	(65)	-	(65)
Credit derivatives	-	(526)	-	(526)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(7,295)	-	(7,295)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(175)	(203)	(10)	(388)	(186)	(424)	(6)	(616)
In all periods, there was no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

F-82

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2023	12/31/2022	Recognized in income	Recognized in other comprehensive income				03/31/2023

Financial assets at fair value through profit or loss	379	53	-	17	(12)	1,244	1,681	(801)
Corporate securities	339	17	-	17	(12)	1,244	1,605	(877)
Shares	86	3	-	9	(10)	-	88	(66)
Real estate receivables certificates	151	(7)	-	-	-	23	167	(61)
Debentures	84	17	-	6	(1)	1,221	1,327	(747)
Rural Product Note	7	4	-	-	-	-	11	(4)
Eurobonds and other	4	-	-	2	(1)	-	5	1
Financial bills	7	-	-	-	-	-	7	-
Other financial assets	40	36	-	-	-	-	76	76
Financial assets at fair value through other comprehensive income	58	(14)	-	-	-	-	44	-
Corporate securities	58	(14)	-	-	-	-	44	-
Shares	45	(1)	-	-	-	-	44	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2022	Recognized in income	Recognized in other comprehensive income				03/31/2023

Derivatives - assets	671	(43)	-	14	(83)	(35)	524	452
Swap Contracts – adjustment receivable	631	(22)	-	2	(78)	(35)	498	482
Option Contracts	34	(22)	-	9	(5)	-	16	(30)
Foiward contracts	6	1	-	3	-	-	10	-
Derivatives - liabilities	(569)	89	-	(35)	5	83	(427)	(302)
Swap Contracts – adjustment payable	(561)	88	-	(30)	5	81	(417)	(302)
Option Contracts	(2)	2	-	(2)	-	2	-	-
Other derivative financial instruments	(6)	(1)	-	(3)	-	-	(10)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2022	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Financial assets at fair value through profit or loss	1,563	46	-	143	(49)	(1,324)	379	(98)
Corporate securities	1,563	21	-	128	(49)	(1,324)	339	(138)
Negotiable shares	-	(54)	-	-	-	140	86	(62)
Real estate receivables certificates	3	(36)	-	2	(2)	184	151	(60)
Debentures	1,478	109	-	96	-	(1,599)	84	(7)
Rural Product Note	61	3	-	-	(1)	(56)	7	(9)
Eurobonds and other	8	(1)	-	11	(14)	-	4	-
Financial bills	13	-	-	19	(32)	7	7	-
Other financial assets	-	25	-	15	-	-	40	40
Financial assets at fair value through other comprehensive income	-	(2)	-	47	-	13	58	-
Corporate securities	-	(2)	-	47	-	13	58	-
Shares	-	(2)	-	47	-	-	45	-
Bank deposit certificates	-	-	-	-	-	13	13	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2021	Recognized in income	Recognized in other comprehensive income				12/31/2022

Derivatives - assets	152	178	-	298	(552)	595	671	588
Swap Contracts – adjustment receivable	90	151	-	64	(73)	399	631	608
Option Contracts	62	27	-	228	(479)	196	34	(20)
Foiward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	(125)	48	-	(217)	38	(313)	(569)	(349)
Swap Contracts – adjustment payable	(111)	(25)	-	(132)	21	(314)	(561)	(350)
Option Contracts	(14)	73	-	(79)	17	1	(2)	1
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-
F-83

Sensitivity analysis of Level 3 operations
The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.
Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.
The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:
Sensitivity – Level 3 Operations		03/31/2023		12/31/2022
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(1.4)	-	(2.2)	-
	II	(37.1)	-	(56.9)	-
	III	(74.3)	-	(113.3)	-
Commodities, Indexes and Shares	I	(6.6)	(2.2)	(6.7)	-
	II	(13.2)	(4.4)	(13.4)	-
Nonlinear	I	(12.1)	-	(24.8)	-
	II	(17.4)	-	(37.8)	-
The following scenarios are used to measure sensitivity:
Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.
Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.
Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.
Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.
F-84

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	03/31/2023		12/31/2022
	Book value	Fair value	Book value	Fair value
Financial assets	1,618,424	1,619,322	1,578,789	1,580,793
At Amortized Cost	1,618,424	1,619,322	1,578,789	1,580,793
Central Bank compulsory deposits	125,785	125,785	115,748	115,748
Interbank deposits	55,106	55,503	59,592	59,868
Securities purchased under agreements to resell	242,027	242,027	221,779	221,779
Securities	221,856	220,482	213,026	213,438
Loan and financial lease	916,231	918,106	909,422	910,738
Other financial assets	108,657	108,657	109,909	109,909
(-) Provision for expected loss	(51,238)	(51,238)	(50,687)	(50,687)
Financial liabilities	1,805,263	1,803,701	1,759,182	1,758,475
At Amortized Cost	1,801,332	1,799,770	1,755,498	1,754,791
Deposits	914,834	914,760	871,438	871,370
Securities sold under repurchase agreements	294,095	294,095	293,440	293,440
Interbank market funds	306,233	306,278	294,587	294,573
Institutional market funds	129,365	127,832	129,382	128,757
Other financial liabilities	156,805	156,805	166,651	166,651
Provision for Expected Loss	3,931	3,931	3,684	3,684
Loan commitments	3,116	3,116	2,874	2,874
Financial guarantees	815	815	810	810

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

F-85

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

F-86

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:
		03/31/2023
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261
(-) Provisions guaranteed by indemnity clause	2d XIV	(207)	(952)	-	(1,159)
Subtotal		3,024	7,234	1,844	12,102
Adjustment / Interest	23	65	133	-	198
Changes in the period reflected in income	23	206	377	16	599
Increase		299	434	29	762
Reversal		(93)	(57)	(13)	(163)
Payment		(282)	(528)	8	(802)
Subtotal		3,013	7,216	1,868	12,097
(+) Provisions guaranteed by indemnity clause	2d XIV	208	951	-	1,159
Closing balance		3,221	8,167	1,868	13,256
Current		1,186	3,017	1,868	6,071
Non-current		2,035	5,150	-	7,185

		12/31/2022
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,317	8,219	1,558	13,094
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		3,092	7,340	1,558	11,990
Adjustment / Interest	23	169	491	-	660
Changes in the period reflected in income	23	903	2,339	469	3,711
Increase (1)		1,403	2,663	469	4,535
Reversal		(500)	(324)	-	(824)
Payment		(1,140)	(2,936)	(183)	(4,259)
Subtotal		3,024	7,234	1,844	12,102
(+) Provisions guaranteed by indemnity clause	2d XIV	207	952	-	1,159
Closing balance		3,231	8,186	1,844	13,261
Current		1,157	2,949	605	4,711
Non-current		2,074	5,237	1,239	8,550
1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022 (Note 22d).

F-87

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.
The table below shows the change in the provisions:
	Note	03/31/2023	12/31/2022
Opening balance - 01/01		6,214	6,498
(-) Provisions guaranteed by indemnity clause	2d XIV	(75)	(71)
Subtotal		6,139	6,427
Adjustment / Interest (1)		94	628
Changes in the period reflected in income		49	(829)
Increase (1)		79	156
Reversal (1)		(30)	(985)
Payment		(16)	(86)
Subtotal		6,266	6,140
(+) Provisions guaranteed by indemnity clause	2d XIV	76	74
Closing balance		6,342	6,214
Current		-	4
Non-current		6,342	6,210
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 1,966: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,198.

    •   PIS and COFINS – Calculation Basis – R$ 680: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 667.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,207 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 697 (R$ 637 at 12/31/2022).

 Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 42,088   (R$ 40,958  at 12/31/2022), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 10,012: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 6,376: the levy and/or payment place of ISS for certain banking revenues are discussed.

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,453: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

F-88

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 3,735: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,450 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,413: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 1,354: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 933:  assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 955 (R$ 899 at 12/31/2022) (Note 18a) , arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:
		03/31/2023				12/31/2022
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,828	2,102	9,314	13,244	13,001
Investment fund quotas		428	136	59	623	615
Surety		65	53	5,293	5,411	5,262
Insurance bond		1,706	1,502	16,492	19,700	19,256
Guarantee by government securities		-	-	302	302	292
Total		4,027	3,793	31,460	39,280	38,426

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

    •   Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

    •   Wholesale Business

It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

    •   Activities with the Market + Corporation

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

F-89

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

    •   Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

    •   Requirements for impairment testing of financial assets are based on the expected loan losses model.

F-90

    •   Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

    •   Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

    •   Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

    •   Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

F-91

b) Consolidated Statement of Managerial Result

		01/01 to 03/31/2023
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues		23,614	12,959	877	37,450	(1,399)	36,051
Interest margin (1)		14,406	9,500	786	24,692	(2,712)	21,980
Revenues from banking services and bank charges		6,911	3,378	58	10,347	708	11,055
Income from insurance and private pension operations before claim and selling expenses		2,297	81	33	2,411	(678)	1,733
Other revenues		-	-	-	-	1,283	1,283
Cost of Credit		(8,181)	(906)	-	(9,087)	915	(8,172)
Claims		(382)	(3)	-	(385)	385	-
Operating margin		15,051	12,050	877	27,978	(99)	27,879
Other operating income / (expenses)		(10,909)	(4,888)	(369)	(16,166)	(3,476)	(19,642)
Non-interest expenses (2)		(9,269)	(4,253)	(272)	(13,794)	(3,536)	(17,330)
Tax expenses for ISS, PIS and COFINS and Other		(1,640)	(635)	(97)	(2,372)	(87)	(2,459)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	147	147
Income before income tax and social contribution		4,142	7,162	508	11,812	(3,575)	8,237
Income tax and social contribution		(1,015)	(2,104)	(50)	(3,169)	2,466	(703)
Non-controlling interests		(23)	(197)	12	(208)	29	(179)
Net income		3,104	4,861	470	8,435	(1,080)	7,355

03/31/2023	Total assets (*) -	1,574,147	1,216,325	177,541	2,547,033	(158,541)	2,388,492
	Total liabilities -	1,500,565	1,141,025	152,351	2,372,961	(165,988)	2,206,973
(*) Includes:
Investments in associates and joint ventures		2,123	-	4,906	7,029	561	7,590
Fixed assets, net		5,797	1,304	-	7,101	763	7,864
Goodwill and Intangible assets, net		9,231	9,436	-	18,667	5,339	24,006
1) Includes interest and similar income and expenses of R$ 17,593, result of financial assets and liabilities at fair value through profit or loss of R$ 3,112 and foreign exchange results and exchange variations in foreign transactions of R$ 1,275.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,645).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-92

		01/01 to 03/31/2022
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues		21,164	10,683	1,188	33,035	1,530	34,565
Interest margin (1)		12,685	7,198	1,163	21,046	188	21,234
Commissions and Banking Fees		6,431	3,311	30	9,772	904	10,676
Income from insurance and private pension operations before claim and selling expenses		2,048	174	(5)	2,217	(972)	1,245
Other revenues		-	-	-	-	1,410	1,410
Cost of Credit		(6,446)	(522)	-	(6,968)	752	(6,216)
Claims		(387)	(2)	-	(389)	389	-
Operating margin		14,331	10,159	1,188	25,678	2,671	28,349
Other operating income / (expenses)		(10,257)	(4,496)	(36)	(14,789)	(4,398)	(19,187)
Non-interest expenses (2)		(8,811)	(3,957)	(40)	(12,808)	(4,012)	(16,820)
Tax expenses for ISS, PIS and COFINS and Other		(1,446)	(539)	4	(1,981)	(551)	(2,532)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	165	165
Income before income tax and social contribution		4,074	5,663	1,152	10,889	(1,727)	9,162
Income tax and social contribution		(1,305)	(1,771)	(103)	(3,179)	969	(2,210)
Non-controlling interests		(38)	(238)	(73)	(349)	65	(284)
Net income		2,731	3,654	976	7,361	(693)	6,668

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(148,892)	2,321,066
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(156,265)	2,143,959
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1) Includes interest and similar income and expenses of R$ 12,397, result of financial assets and liabilities at fair value through profit or loss of R$ (3,598) and foreign exchange results and exchange variations in foreign transactions of R$ 12,435.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,402).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-93

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	03/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	25,580	6,290	31,870	24,808	6,073	30,881

	01/01 to 03/31/2023			01/01 to 03/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	53,905	7,728	61,633	45,676	40	45,716
Income from insurance contracts and private pension (3)	1,733	-	1,733	1,245	-	1,245
Commissions and Banking Fees (3)	9,842	1,213	11,055	9,554	1,122	10,676
1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

    •   Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

    •   The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

    •   Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

    •   Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

    •   Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

    •   Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

F-94

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)
		03/31/2023	12/31/2022	01/01 to 03/31/2023	01/01 to 03/31/2022
Interbank investments		24	3,835	-	60
Other	100% CDI	24	3,835	-	60
Loan operations		46	668	19	15
Alpargatas S.A.	2.5% to 6%	32	28	-	-
Dexco S.A.		-	623	19	15
Other		14	17	-	-
Securities and derivative financial instruments (assets and liabilities)		6,127	6,013	222	210
Investment funds		216	230	10	11
CCR S.A.	CDI + 1.7% / 9.76%	2,364	2,138	32	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,028	1,024	37	31
Itaúsa S.A.	CDI + 2% to 2.4%	1,240	1,199	44	36
Águas do Rio 4 SPE S.A.	CDI + 3.5%	703	706	26	89
Other	CDI + 1.35% to 3.5% / 16.8%	576	716	73	43
Deposits		(1,754)	(2,491)	(65)	(17)
CCR S.A.	98% to 102.5% CDI	(1,348)	(2,026)	(49)	-
Alpargatas S.A.	101% CDI	(40)	(150)	(1)	(7)
Other	75% to 101% CDI	(366)	(315)	(15)	(10)
Deposits received under securities repurchase agreements		(2,724)	(19)	(1)	(4)
Aegea Saneamento e Participações S.A.	85% CDI	(121)	-	-	-
CCR S.A.	50% to 93% CDI	(496)	-	(1)	-
Other	13.64%	(2,107)	(19)	-	(4)
Funds from acceptances and issuance of securities		(58)	(49)	(4)	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(50)	(49)	(3)	-
Other	114% CDI	(8)	-	(1)	-
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		(571)	(136)	(39)	(9)
Fundação Itaú Unibanco - Previdência Complementar		(101)	(81)	9	8
Olímpia Promoção e Serviços S.A.		(4)	(4)	(12)	(14)
FUNBEP - Fundo de Pensão Multipatrocinado		(806)	(196)	(27)	(8)
ConectCar Soluções de Mobilidade Eletrônica S.A.		(7)	(5)	(11)	-
Other		347	150	2	5
Rent		-	-	(8)	(9)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(8)	(8)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	(1)
Sponsorship		23	28	(5)	(4)
Associação Cubo Coworking Itaú		23	28	(5)	(4)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 166, Liabilities of R$ (6,654) and Results of R$ (53) (R$ 162, R$ (6,427) at 12/31/2022 and R$ (52) from 01/01 to 03/31/2022, respectively).

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b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:
	01/01 to 03/31/2023	01/01 to 03/31/2022
Fees	(217)	(171)
Profit sharing	(59)	(66)
Post-employment benefits	(4)	(3)
Share-based payment plan	(22)	5
Total	(302)	(235)

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

    •    1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

    •    2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

    •   3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

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b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this statement, six dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

The six dimensions of risk appetite are:

    •   Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

    •   Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored by tracking liquidity indicators.

    •   Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

    •   Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

    •   Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried in addition to monitoring the institution’s conduct.

    •   Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers and suitability indicators.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

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    •   Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

    •   Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

    •   Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

    •   Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

    •   Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

    •   Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

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ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis
ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.
The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:
03/31/2023					12/31/2022
Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss (2)	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,279,482	(55,288)	(284)	301	685	1,256,752	(54,476)	(530)	198	530
1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (815) (R$ (810) at 12/31/2022) and Loan Commitments R$ (3,116) (R$ (2,874) at 12/31/2022).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

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    •   Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

    •   Stage 3: default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk
	03/31/2023			12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	1,607,586	501,352	2,108,938	1,543,194	511,277	2,054,471
At Amortized Cost	1,145,115	347,524	1,492,639	1,112,594	350,447	1,463,041
Interbank deposits	20,192	34,914	55,106	18,955	40,637	59,592
Securities purchased under agreements to resell	240,301	1,726	242,027	218,339	3,440	221,779
Securities	195,317	26,539	221,856	185,658	27,368	213,026
Loan and lease operations	638,700	277,531	916,231	636,836	272,586	909,422
Other financial assets	94,397	14,260	108,657	96,081	13,828	109,909
(-) Provision for Expected Loss	(43,792)	(7,446)	(51,238)	(43,275)	(7,412)	(50,687)
At Fair Value Through Other Comprehensive Income	55,945	77,852	133,797	54,134	72,614	126,748
Securities	55,945	77,852	133,797	54,134	72,614	126,748
At Fair Value Through Profit or Loss	406,526	75,976	482,502	376,466	88,216	464,682
Securities	375,562	16,938	392,500	364,039	21,060	385,099
Derivatives	29,336	59,038	88,374	11,052	67,156	78,208
Other financial assets	1,628	-	1,628	1,375	-	1,375
Financial liabilities - provision for expected loss	3,297	634	3,931	3,040	644	3,684
Loan Commitments	2,861	255	3,116	2,622	252	2,874
Financial Guarantees	436	379	815	418	392	810
Off balance sheet	472,220	72,074	544,294	472,372	72,005	544,377
Financial Guarantees	70,896	19,228	90,124	71,524	20,255	91,779
Letters of credit to be released	40,126	-	40,126	47,354	-	47,354
Loan commitments	361,198	52,846	414,044	353,494	51,750	405,244
Mortgage loans	14,631	-	14,631	15,423	-	15,423
Overdraft accounts	159,848	-	159,848	157,408	-	157,408
Credit cards	183,768	3,536	187,304	177,658	3,754	181,412
Other pre-approved limits	2,951	49,310	52,261	3,005	47,996	51,001
Total	2,076,509	572,792	2,649,301	2,012,526	582,638	2,595,164
Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.
The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.
As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.
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I.IV.I - By business sector
Loans and Financial Lease Operations
	03/31/2023%		12/31/2022%
Industry and commerce	192,267	21.0%	197,351	21.7%
Services	179,536	19.6%	177,180	19.5%
Other sectors	37,245	4.1%	37,072	4.1%
Individuals	507,183	55.3%	497,819	54.7%
Total	916,231	100.0%	909,422	100.0%

Other financial assets (1)

	03/31/2023%		12/31/2022%
Public sector	721,949	63.6%	691,371	63.8%
Services	178,670	15.8%	167,176	15.4%
Other sectors	117,150	10.4%	119,436	11.0%
Financial	115,891	10.2%	106,469	9.8%
Total	1,133,660	100.0%	1,084,452	100.0%
1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.
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I.IV.II - By type and classification of credit risk
Loan and lease operations
	03/31/2023
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	306,834	240,505	467	547,806	60,447	8,877	1	69,325	36,689	226	-	36,915	403,970	249,608	468	654,046
Corporate	132,408	29,684	60,261	222,353	940	34	409	1,383	5,119	14	2,711	7,844	138,467	29,732	63,381	231,580
Micro/Small and medium companies	138,138	86,436	8,620	233,194	13,569	1,184	118	14,871	10,248	150	167	10,565	161,955	87,770	8,905	258,630
Foreign loans - Latin America	187,943	45,123	16,151	249,217	14,359	1,700	1,110	17,169	9,537	111	109	9,757	211,839	46,934	17,370	276,143
Total	765,323	401,748	85,499	1,252,570	89,315	11,795	1,638	102,748	61,593	501	2,987	65,081	916,231	414,044	90,124	1,420,399
%	61.1%	32.1%	6.8%	100.0%	86.9%	11.5%	1.6%	100.0%	94.6%	0.8%	4.6%	100.0%	64.5%	29.2%	6.3%	100.0%

	12/31/2022
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	305,210	233,996	511	539,717	59,639	8,538	1	68,178	35,254	226	-	35,480	400,103	242,760	512	643,375
Corporate	133,205	29,853	60,209	223,267	901	32	444	1,377	5,162	11	2,551	7,724	139,268	29,896	63,204	232,368
Micro/Small and medium companies	142,621	84,619	9,520	236,760	12,299	1,494	115	13,908	9,976	265	123	10,364	164,896	86,378	9,758	261,032
Foreign loans - Latin America	182,516	44,542	16,912	243,970	13,863	1,544	1,279	16,686	8,776	124	114	9,014	205,155	46,210	18,305	269,670
Total	763,552	393,010	87,152	1,243,714	86,702	11,608	1,839	100,149	59,168	626	2,788	62,582	909,422	405,244	91,779	1,406,445
%	61.4%	31.6%	7.0%	100.0%	86.6%	11.6%	1.8%	100.0%	94.5%	1.0%	4.5%	100.0%	64.7%	28.8%	6.5%	100.0%

Internal rating	03/31/2023				12/31/2022
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	706,296	63,321	-	769,617	705,625	62,501	-	768,126
Medium	58,600	14,153	-	72,753	57,508	14,095	-	71,603
High	427	11,841	-	12,268	419	10,106	-	10,525
Credit-Impaired	-	-	61,593	61,593	-	-	59,168	59,168
Total	765,323	89,315	61,593	916,231	763,552	86,702	59,168	909,422
%	83.5%	9.8%	6.7%	100.0%	84.0%	9.5%	6.5%	100.0%

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Other financial assets
	03/31/2023
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	29,651	25,384	24,924	4,615	4,615	112	112
Government securities	493,024	495,599	493,024	-	-	-	-
Brazilian government	397,777	400,380	397,777	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	95,247	95,183	95,247	-	-	-	-
Argentina	4,037	4,009	4,037	-	-	-	-
United States	10,026	10,020	10,026	-	-	-	-
Israel	352	351	352	-	-	-	-
Mexico	14,150	14,156	14,150	-	-	-	-
Spain	9,940	9,941	9,940	-	-	-	-
Korea	10,760	10,761	10,760	-	-	-	-
Chile	34,212	34,224	34,212	-	-	-	-
Paraguay	3,890	3,875	3,890	-	-	-	-
Uruguay	1,893	1,892	1,893	-	-	-	-
Colombia	4,584	4,550	4,584	-	-	-	-
Peru	6	7	6	-	-	-	-
Czech Republic	452	452	452	-	-	-	-
Switzerland	945	945	945	-	-	-	-
Corporate securities	223,357	229,456	220,052	3,684	2,782	2,605	523
Rural product note	32,995	32,562	32,506	471	444	51	45
Real estate receivables certificates	6,943	7,014	6,943	-	-	-	-
Bank deposit certificate	426	438	426	-	-	-	-
Debentures	115,426	116,800	113,296	2,405	1,665	2,306	465
Eurobonds and other	7,983	8,130	7,976	-	-	24	7
Financial bills	20,773	20,807	20,773	-	-	-	-
Promissory and commercial notes	11,380	11,398	11,380	-	-	-	-
Other	27,431	32,307	26,752	808	673	224	6
Total	746,032	750,439	738,000	8,299	7,397	2,717	635

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	12/31/2022
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	32,491	27,660	27,140	5,259	5,259	92	92
Government securities	479,241	483,477	479,241	-	-	-	-
Brazilian government	394,082	397,794	394,082	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	85,159	85,647	85,159	-	-	-	-
Argentina	3,453	3,460	3,453	-	-	-	-
United States	9,665	9,716	9,665	-	-	-	-
Mexico	14,010	14,021	14,010	-	-	-	-
Spain	9,922	9,924	9,922	-	-	-	-
Korea	10,363	10,365	10,363	-	-	-	-
Chile	24,681	24,811	24,681	-	-	-	-
Paraguay	3,463	3,461	3,463	-	-	-	-
Uruguay	1,182	1,185	1,182	-	-	-	-
Colombia	3,151	3,430	3,151	-	-	-	-
Peru	6	7	6	-	-	-	-
Israel	860	852	860	-	-	-	-
Switzerland	4,403	4,415	4,403	-	-	-	-
Corporate securities	211,103	216,005	208,241	3,559	2,512	2,297	350
Rural product note	28,896	28,670	28,618	287	262	29	16
Real estate receivables certificates	7,214	7,318	7,214	-	-	-	-
Bank deposit certificate	1,172	1,172	1,172	-	-	-	-
Debentures	110,075	110,732	108,140	2,470	1,610	2,037	325
Eurobonds and other	8,770	9,035	8,770	-	-	-	-
Financial bills	19,504	19,535	19,504	-	-	-	-
Promissory and commercial notes	11,250	11,251	11,250	-	-	-	-
Other	24,222	28,292	23,573	802	640	231	9
Total	722,835	727,142	714,622	8,818	7,771	2,389	442

F-104

Other Financial Assets - Internal Classification by Level of Risk

03/31/2023
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	297,133	217,054	474,534	133,736	1,122,457
Medium	-	4,245	6,243	61	10,549
High	-	557	97	-	654
Total	297,133	221,856	480,874	133,797	1,133,660
%	26.2%	19.6%	42.4%	11.8%	100.0%
1) Includes Derivatives in the amount of R$ 88,374.

12/31/2022
Internal rating	Financial Assets - At Amortized Cost		Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	281,371	208,605	461,153	126,673	1,077,802
Medium	-	3,816	2,104	75	5,995
High	-	605	50	-	655
Total	281,371	213,026	463,307	126,748	1,084,452
%	25.9%	19.6%	42.7%	11.8%	100.0%
1) Includes Derivatives in the amount of R$ 78,208.

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I.IV.III - Collateral for loan and lease operations

	03/31/2023				12/31/2022
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	146,163	379,250	3,310	2,836	141,896	336,597	3,085	2,861
Personal (1)	3,236	13,395	1,519	1,441	2,971	11,106	1,469	1,394
Vehicles (2)	30,126	71,890	1,335	1,202	29,613	70,901	1,610	1,463
Mortgage loans (3)	112,801	293,965	456	193	109,312	254,590	6	4
Micro, small and medium companies and corporates (4)	170,644	601,777	41,834	36,607	173,007	614,178	41,395	36,233
Foreign loans - Latin America (4)	181,664	338,098	11,444	4,575	175,517	319,085	11,817	4,441
Total	498,471	1,319,125	56,588	44,018	490,420	1,269,860	56,297	43,535
1) In general requires financial collaterals.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 361,172 (R$ 362,705 at 12/31/2022) represented unsecured loans.

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I.IV.IV - Repossessed assets

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN.

Total assets repossessed in the period were R$ 152 (R$ 69 from 01/01 to 03/31/2022), mainly composed of real estate.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

    •   Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

    •   Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

    •   Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

    •   Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

    •   Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

F-107

    •   ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

    •   ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

    •   Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

    •   Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

    •   Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 03/31/2023, the average total VaR in Historical Simulation was R$ 848 or 0.5% of total stockholders’ equity (R$ 678 from 01/01 to 12/31/2022 or 0.4% of total stockholders’ equity).

F-108

	VaR Total (Historical Simulation) (in millions of reais) (1)
	03/31/2023				12/31/2022
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total

VaR by Risk Factor Group
Interest rates	1,200	1,076	1,305	1,305	1,102	885	1,751	1,160
Currencies	25	18	36	22	26	9	55	26
Shares	35	23	55	28	27	18	65	65
Commodities	5	2	10	7	4	2	10	10
Effect of diversification	-	-	-	(429)	-	-	-	(527)
Total risk	848	718	933	933	678	494	1,172	734
1) VaR by Risk Factor Group considers information from foreign units.

F-109

II.I.I - Interest rate risk
The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.
	03/31/2023						12/31/2022
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	590,653	394,331	218,451	669,361	284,273	2,157,069	604,311	374,529	208,850	633,722	274,390	2,095,802
At amortized cost	501,220	297,370	175,945	397,121	169,114	1,540,770	464,682	314,608	167,135	391,697	166,250	1,504,372
Compulsory deposits in the Central Bank of Brazil	107,682	-	-	-	-	107,682	102,600	-	-	-	-	102,600
Interbank deposits	34,524	10,573	4,823	5,124	56	55,100	40,782	8,207	7,683	2,800	114	59,586
Securities purchased under agreements to resell	214,184	27,801	7	-	30	242,022	177,458	44,221	47	-	50	221,776
Securities	5,675	31,827	32,244	104,706	45,283	219,735	15,933	18,962	26,633	107,431	42,029	210,988
Loan and lease operations	139,155	227,169	138,871	287,291	123,745	916,231	127,909	243,218	132,772	281,466	124,057	909,422
At fair value through other comprehensive income	15,366	28,272	12,536	55,173	22,450	133,797	35,573	13,335	6,609	47,705	23,526	126,748
At fair value through profit and loss	74,067	68,689	29,970	217,067	92,709	482,502	104,056	46,586	35,106	194,320	84,614	464,682
Securities	47,820	54,739	15,944	195,002	78,995	392,500	81,484	39,344	26,454	169,113	68,704	385,099
Derivatives	26,245	13,944	13,725	21,477	12,983	88,374	22,572	7,215	8,362	24,834	15,225	78,208
Other Financial Assets	2	6	301	588	731	1,628	-	27	290	373	685	1,375
Financial liabilities	670,211	164,679	160,937	577,703	158,698	1,732,228	651,532	177,388	142,668	585,754	112,329	1,669,671
At amortized cost	646,333	155,259	141,607	557,525	147,098	1,647,822	643,530	160,422	125,266	563,338	99,607	1,592,163
Deposits	368,361	82,111	62,582	343,876	57,904	914,834	360,548	75,395	62,860	360,225	12,410	871,438
Securities sold under repurchase agreements	262,329	989	1,509	19,185	10,083	294,095	264,284	5,698	816	16,223	6,419	293,440
Interbank market funds	15,053	58,271	74,023	151,328	7,558	306,233	12,918	67,034	57,476	148,390	8,769	294,587
Institutional market funds	192	13,372	2,950	41,298	71,553	129,365	5,379	11,800	3,552	36,642	72,009	129,382
Premium bonds plans	398	516	543	1,838	-	3,295	401	495	562	1,858	-	3,316
At fair value through profit and loss	23,878	9,420	19,330	20,178	11,600	84,406	8,002	16,966	17,402	22,416	12,722	77,508
Derivatives	23,875	9,417	19,080	19,891	11,309	83,572	8,002	16,950	17,164	22,278	12,467	76,861
Structured notes	-	-	1	15	45	61	-	1	1	18	44	64
Other Financial Liabilities	3	3	249	272	246	773	-	15	237	120	211	583
Difference assets / liabilities (1)	(79,558)	229,652	57,514	91,658	125,575	424,841	(47,221)	197,142	66,181	47,987	162,635	426,724
Cumulative difference	(79,558)	150,094	207,608	299,266	424,841		(47,221)	149,921	216,102	264,089	426,724
Ratio of cumulative difference to total interest-bearing assets	(3.7)%	7.0%	9.6%	13.9%	19.7%		(2.3)%	7.2%	10.3%	12.6%	20.4%
1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F-110

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

    •   Different scenarios projected for changes in liquidity.

    •   Contingency plans for crisis situations.

    •   Reports and charts that describe the risk positions.

    •   Assessment of funding costs and alternative sources of funding.

    •   Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 29.9% or R$ 373.1 billion, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

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Funding from customers	03/31/2023			12/31/2022
	0-30 days	Total	%	0-30 days	Total	%
Deposits	368,361	914,834		360,548	871,438
Demand deposits	116,974	116,974	9.4%	117,587	117,587	9.9%
Savings deposits	175,965	175,965	14.1%	179,764	179,764	15.2%
Time deposits	68,061	609,831	48.9%	57,365	564,215	47.7%
Other	7,361	12,064	1.0%	5,832	9,872	0.8%
Funds from acceptances and issuance of securities (1)	4,749	276,725	22.2%	12,436	256,495	21.8%
Funds from own issue (2)	-	8	-	-	8	-
Subordinated debt	-	54,674	4.4%	-	54,540	4.6%
Total	373,110	1,246,241	100.0%	372,984	1,182,481	100.0%
1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refers to deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2023, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 283.4 billion and accounted for 76.0% of the short term redeemable obligations, 22.7% of total funding, and 17.2% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2023	12/31/2022
	%	%
Net assets / customers funds within 30 days (1,2)	76.0%	69.4%
Net assets / total customers funds (1,3)	22.7%	21.9%
Net assets / total financial assets (1,4)	17.2%	16.2%
1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.
2) Funding from customers table (Total funding from customers 0-30 days).
3) Funding from customers table (Total funding from customers).
4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,650,218 (R$ 1,595,176 at 12/31/2022).

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Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	03/31/2023					12/31/2022
Financial assets (1)	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	33,007	-	-	-	33,007	35,381	-	-	-	35,381

Interbank investments	238,237	43,463	4,356	1,671	287,727	225,253	57,085	1,797	1,493	285,628
Securities purchased under agreements to resell – Collateral held (2)	59,899	2,384	-	338	62,621	46,146	9,912	-	116	56,174
Securities purchased under agreements to resell – Collateral repledge	143,780	25,451	-	-	169,231	138,381	30,926	-	-	169,307
Interbank deposits (4)	34,558	15,628	4,356	1,333	55,875	40,726	16,247	1,797	1,377	60,147

Securities	215,046	43,449	37,848	233,362	529,705	214,486	55,033	28,743	230,772	529,034
Government securities - available	187,690	119	109	264	188,182	188,251	-	2	-	188,253
Government securities – under repurchase commitments	6,347	16,996	14,933	52,863	91,139	6,196	27,370	12,194	37,632	83,392
Private securities - available	20,582	23,271	18,707	131,994	194,554	19,995	24,066	11,986	128,862	184,909
Private securities – under repurchase commitments	427	3,063	4,099	48,241	55,830	44	3,597	4,561	64,278	72,480

Derivative financial instruments - Net position	26,245	27,669	9,435	25,025	88,374	22,572	15,577	10,093	29,966	78,208
Swaps	528	9,006	8,027	23,576	41,137	4,866	5,499	8,261	28,276	46,902
Options	6,216	13,046	594	501	20,357	15,610	6,649	802	610	23,671
Forwards	16,853	209	-	10	17,072	460	135	-	6	601
Other derivatives	2,648	5,408	814	938	9,808	1,636	3,294	1,030	1,074	7,034

Loan and lease operations (3)	107,942	307,203	152,777	368,389	936,311	93,627	314,332	154,386	334,402	896,747

Other financial assets	2	301	6	1,319	1,628	3	314	91	967	1,375

Total financial assets	620,479	422,085	204,422	629,766	1,876,752	591,322	442,341	195,110	597,600	1,826,373
1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 125,785 (R$ 115,748 at 12/31/2022), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 7,142 (R$ 14,576 at 12/31/2022) which securities are linked to guarantee transactions  at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 104,003 (R$ 109,981 at 12/31/2022) and the amount of liabilities from transactions related to credit assignments R$ 721 (R$ 772 at 12/31/2022).
4) Includes R$ 23,791 (R$ 28,108 at 12/31/2022) related to Compulsory Deposits with Central Banks of other countries.
F-113

Undiscounted future flows, except for derivatives which are fair value	03/31/2023					12/31/2022
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	376,513	142,330	77,517	436,618	1,032,978	370,101	138,908	66,162	405,977	981,148
Demand deposits	116,974	-	-	-	116,974	117,587	-	-	-	117,587
Savings deposits	175,965	-	-	-	175,965	179,764	-	-	-	179,764
Time deposit	76,784	136,984	77,515	436,617	727,900	66,750	134,941	66,161	405,977	673,829
Interbank deposits	839	5,346	2	1	6,188	1,022	3,967	1	-	4,990
Other deposits	5,951	-	-	-	5,951	4,978	-	-	-	4,978

Compulsory deposits	(55,644)	(17,269)	(9,337)	(43,535)	(125,785)	(49,497)	(17,084)	(8,119)	(41,048)	(115,748)
Demand deposits	(18,103)	-	-	-	(18,103)	(13,148)	-	-	-	(13,148)
Savings deposits	(27,952)	-	-	-	(27,952)	(27,923)	-	-	-	(27,923)
Time deposit	(9,589)	(17,269)	(9,337)	(43,535)	(79,730)	(8,426)	(17,084)	(8,119)	(41,048)	(74,677)

Securities sold under repurchase agreements (1)	290,804	2,108	8,003	20,828	321,743	297,853	1,900	6,597	15,387	321,737
Government securities	229,454	1,510	8,003	20,816	259,783	229,077	1,899	6,597	15,375	252,948
Private securities	20,025	497	-	12	20,534	23,709	1	-	12	23,722
Foreign	41,325	101	-	-	41,426	45,067	-	-	-	45,067

Funds from acceptances and issuance of securities (2)	4,941	63,880	78,422	148,177	295,420	10,532	52,792	61,847	152,502	277,673

Loans and onlending obligations (3)	21,931	74,961	8,408	10,782	116,082	35,747	70,549	10,734	11,284	128,314

Subordinated debt (4)	323	12,744	11,991	48,221	73,279	492	22,085	7,803	43,189	73,569

Derivative financial instruments - Net position	23,875	28,497	8,366	22,834	83,572	8,002	34,114	9,056	25,689	76,861
Swaps	496	7,380	6,816	21,107	35,799	2,835	5,114	7,344	23,775	39,068
Option	4,020	17,072	643	624	22,359	3,221	25,087	901	673	29,882
Forward	17,205	-	-	-	17,205	55	10	-	-	65
Other derivatives	2,154	4,045	907	1,103	8,209	1,891	3,903	811	1,241	7,846

Other financial liabilities	3	249	4	517	773	-	252	34	297	583

Total financial liabilities	662,746	307,500	183,374	644,442	1,798,062	673,230	303,516	154,114	613,277	1,744,137
1) Includes own and third parties’ portfolios.
2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
3) Recorded in funds from interbank markets.
4) Recorded in funds from institutional markets.

F-114

Off balance commitments		03/31/2023					12/31/2022
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees		6,422	27,495	12,065	44,142	90,124	2,987	31,548	12,731	44,513	91,779
Commitments to be released		170,195	45,284	19,474	179,091	414,044	161,822	50,552	20,386	172,484	405,244
Letters of credit to be released		40,126	-	-	-	40,126	47,354	-	-	-	47,354
Contractual commitments - Fixed and Intangible assets	13 and 14	-	-	3	-	3	-	-	-	3	3
Total		216,743	72,779	31,542	223,233	544,297	212,163	82,100	33,117	217,000	544,380
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IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored byITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climate factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act in an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles & Clothing, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also has specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit acts in an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

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c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	03/31/2023	12/31/2022
Available capital (amounts)
Common Equity Tier 1	150,873	147,781
Tier 1	169,787	166,868
Total capital (PR)	188,752	185,415
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,260,433	1,238,582
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	12.0%	11.9%
Tier 1 ratio (%)	13.5%	13.5%
Total capital ratio (%)	15.0%	15.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%) (1)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%
1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 03/31/2023 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,017 (R$ 18,336 at 12/31/2022) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 18,766 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 15.0% at 03/31/2023, remaining at the 12/31/2022 level. The main changes were: increase in the result of the period, was offset by growth in the loan portfolio and prudential and equity adjustments.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 87,917 (R$ 86,328 at 12/31/2022), well above the ACP of R$ 44,115 (R$ 43,350 at 12/31/2022), generously covered by available capital.

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The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2023, fixed assets ratio reached 20.4% (19.9% at 12/31/2022), showing a surplus of R$ 55,827 (R$ 55,748 at 12/31/2022).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

RWA = RWACPAD + RWAMINT+ RWAOPAD

    •   RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach.

    •   RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.

    •   RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA
	03/31/2023	12/31/2022
Credit Risk - standardized approach	1,132,377	1,118,752
Credit risk (excluding counterparty credit risk)	1,034,818	1,016,137
Counterparty credit risk (CCR)	37,042	40,222
Of which: standardized approach for counterparty credit risk (SA-CCR)	25,627	25,361
Of which: other CCR	11,415	14,861
Credit valuation adjustment (CVA)	6,458	7,695
Equity investments in funds - look-through approach	7,037	8,002
Equity investments in funds - mandate-based approach	-	104
Equity investments in funds - fall-back approach	2,215	1,461
Securitisation exposures - standardized approach	4,066	4,408
Amounts below the thresholds for deduction	40,741	40,723
Market Risk	26,754	23,240
Of which: standardized approach (RWAMPAD)	33,442	29,050
Of which: internal models approach (RWAMINT)	25,015	23,097
Operational Risk	101,302	96,590
Total	1,260,433	1,238,582

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

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Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

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III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	03/31/2023			12/31/2022
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(687)	15,269	14,582	(660)	16,603	15,943
2 years	(267)	18,046	17,779	(232)	18,773	18,541
3 years	(212)	17,212	17,000	(186)	17,835	17,649
4 years	(129)	16,552	16,423	(120)	17,113	16,993
5 years	(54)	16,085	16,031	(50)	16,498	16,448
Over 5 years	1,874	405,349	407,223	1,891	378,341	380,232
Total (1)	525	488,513	489,038	643	465,163	465,806
1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.

ITAÚ UNIBANCO HOLDING holds R$ 230,085 (R$ 224,140 at 12/31/2022) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

Note 33 - Supplementary information

a) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

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The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

b) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE’s capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

c) “Coronavirus” COVID-19 effects

ITAÚ UNIBANCO HOLDING incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure safety of its employees and clients.

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